      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 10, 1996


                                             REGISTRATION STATEMENT NO. 333-3216

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                  Q CLUBS INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                                7991                               34-1742051
  (State or other jurisdiction of        (Primary standard industrial                (I.R.S. employer
  incorporation or organization)          classification code number)             identification number)

                               ------------------

                              395 SPRINGSIDE DRIVE

                               AKRON, OHIO 44333
                                 (330) 665-1281
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                               FRANK M. LEONESIO

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  Q CLUBS INC.
                              395 SPRINGSIDE DRIVE
                               AKRON, OHIO 44333
                                 (330) 665-1281
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------

                                   COPIES TO:


                DAVID P. PORTER, ESQ.                                 THOMAS F. MCKEE, ESQ.
              JONES, DAY, REAVIS & POGUE                            CALFEE, HALTER & GRISWOLD
                 901 LAKESIDE AVENUE                             1400 MCDONALD INVESTMENT CENTER
                CLEVELAND, OHIO 44114                                  800 SUPERIOR AVENUE
                    (216) 586-3939                                    CLEVELAND, OHIO 44114
                                                                          (216) 622-8200

                               ------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
                                  PRACTICABLE

            AFTER THIS REGISTRATION STATEMENT HAS BECOME EFFECTIVE.
                               ------------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

                               ------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  Q CLUBS INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                         REQUIRED BY ITEMS ON FORM S-1

ITEM
 NO.               FORM S-1 HEADING                     CAPTION OF LOCATION IN PROSPECTUS
- -----  ----------------------------------------    --------------------------------------------
   1.  Forepart of the Registration Statement
       and Outside Front Cover Page of
       Prospectus..............................    Outside Front Cover Page of Prospectus
   2.  Inside Front and Outside Back Cover
       Pages of Prospectus.....................    Inside Front and Outside Back Cover Pages of
                                                   Prospectus
   3.  Summary Information, Risk Factors and
       Ratio of Earnings to Fixed Charges......    Prospectus Summary; Risk Factors
   4.  Use of Proceeds.........................    Prospectus Summary; Use of Proceeds
   5.  Determination of Offering Price.........    Outside Front Cover Page of Prospectus; Risk
                                                   Factors; Underwriting
   6.  Dilution................................    Dilution
   7.  Selling Security Holders................    Not Applicable
   8.  Plan of Distribution....................    Outside Front Cover Page of Prospectus;
                                                   Underwriting
   9.  Description of Securities to be
       Registered..............................    Prospectus Summary; Description of Capital
                                                   Stock
  10.  Interests of Named Experts and
       Counsel.................................    Legal Matters
  11.  Information with Respect to
       the Registrant..........................    Outside Front Cover Page of Prospectus;
                                                   Prospectus Summary; Risk Factors; Use of
                                                   Proceeds; Dividend Policy; Dilution;
                                                   Capitalization; Selected Consolidated
                                                   Financial Data; Management's Discussion and
                                                   Analysis of Financial Condition and Results
                                                   of Operations; Business; Management;
                                                   Principal Stockholders; Description of
                                                   Capital Stock; Shares Eligible for Future
                                                   Sale; Underwriting; Experts; Additional
                                                   Information; Index to Consolidated Financial
                                                   Statements
  12.  Disclosure of Commission Position on
       Indemnification for Securities Act
       Liabilities.............................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATIONS UNDER THE SECURITIES LAWS OF ANY STATE.


                   SUBJECT TO COMPLETION, DATED MAY 10, 1996

PROSPECTUS

                                2,000,000 SHARES

                                  Q CLUBS INC.
                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby are being sold by Q Clubs Inc. (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the trading symbol "QCLB."


     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------
                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT(1)        COMPANY(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total(3).................................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $700,000.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to the right to reject orders in whole or in part. It is expected that delivery of the certificates for
the Common Stock will be made on or about        , 1996.

MORGAN KEEGAN & COMPANY, INC.                      RAUSCHER PIERCE REFSNES, INC.
                            ------------------------

                  The date of this Prospectus is        , 1996
LOGO

1.   A PHOTOGRAPH OF THE ENTRY WAY TO A PROTOTYPICAL Q CLUB.

2.   A PHOTOGRAPH OF A SERVICE PERSON AT A Q CLUB.

3.   A PHOTOGRAPH OF CUSTOMERS USING EXERCISE EQUIPMENT.

4.   A PHOTOGRAPH OF CUSTOMERS IN A Q FOR KIDS DEPARTMENT.

5.   A PHOTOGRAPH OF CUSTOMERS IN A Q CAFE IN A Q CLUB.

6.   A PHOTOGRAPH OF CUSTOMERS USING A SWIMMING POOL AT A Q CLUB.

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements certified by its independent auditors and quarterly reports for each of the first three fiscal quarters of each fiscal year containing unaudited financial information.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all of the information in this Prospectus assumes: (i) no exercise of the Underwriters' over-allotment option; (ii) a 19.65165-for-one stock split to be effected immediately prior to the completion of the offering; (iii) the conversion of all outstanding shares of Series A Preferred Stock into Common Stock on a one-for-one basis and Series B Preferred Stock into Common Stock on a 1.379-for-one basis immediately prior to the completion of the offering; and (iv) the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock. Prospective investors should carefully read the entire Prospectus and should consider, among other things, the matters set forth in "Risk Factors."


                                  THE COMPANY


     Q Clubs Inc. operates large (approximately 44,000 to 47,000 square foot), high quality, full-service health clubs at attractive prices under the name "Q The Sports Club." The Company opened its first Q Club in November 1990 and currently operates 16 Q Clubs. It anticipates opening approximately four additional Q Clubs during the remainder of 1996 and approximately 13 additional clubs in 1997. In developing its Q Club concept, the Company has sought to capitalize on the increasing health and exercise commitment of older deconditioned Americans by designing and marketing its Q Clubs to appeal to a target segment composed of individuals in the 35 and older age group, who generally have higher disposable incomes. The Company's objective is to establish itself as the first nationwide operator of commercial health clubs employing a large, standardized facility and uniform operations under a highly recognizable brand name.



     The health club industry is highly fragmented. The Company estimates that there are less than 15 companies that own and operate more than 25 facilities. In a 1996 report, the International Health, Racquet and Sportsclub Association ("IHRSA"), a trade association comprised of higher-end sports and fitness clubs, estimates that there are approximately 12,000 commercial fitness centers in the United States and that revenue generated from membership fees from such facilities approximates $8.25 billion. American Sports Data, Inc. ("ASDI"), a consumer panel research organization, reported in its most recent industry study in 1994 that health club memberships have grown 64% for the 35 to 54 year old age group and 70% for the 55 and older age group (which groups together represent the Company's target market segment) between the years 1987 and 1994. This compares to a 26% growth in memberships among the 18 to 34 year old age group. The majority of Q Club members fall within the targeted segment and the median age of a Q Club member is approximately 37 years old. ASDI further reports that approximately 20 million Americans, or 8.6% of the total U.S. population, are currently members of a health club. Based on the ASDI report, the Company estimates that among Americans with incomes greater than $50,000, 15.4% have health club memberships.



     The Company's strategy is to offer its members health and fitness services including a large assortment of exercise options and ancillary programs in a state-of-the-art facility supported by a large, customer-oriented staff at economical membership prices. This operating strategy is based on the substantial experience of the Company's management team and its analysis of the competitive environment. The key components of this strategy are:


  - Developing a Unique, Branded Concept -- Q The Sports Club. Q Clubs are designed to attract people who may not otherwise be drawn to more typical health club facilities by creating a more enjoyable and comfortable environment for club members and their families. The Q Club concept is especially designed to address and overcome commonly perceived shortcomings of traditional health and fitness clubs, such as overcrowding, inconvenient location, high membership costs and intimidating atmosphere.


  - Building Uniform, High-Capacity Clubs. The Company has designed its prototype Q Club to provide members with the convenience of a large variety of exercise options and services at a single location. The Company believes, based on IHRSA data, that the Q Club's efficient design, which can accommodate more than 2,000 users per day, permits utilization of its space (in mature clubs) at more than double industry averages in terms of memberships per square foot. The prototype Q Club is specifically designed to achieve membership levels at maturity (usually four to five years after opening) ranging from 9,000 to 14,000 members per Q Club as compared to the industry average of 1,500 to 3,200 members per club.

  - Providing a Broad Array of Services at Attractive Prices. The Company seeks to provide its members with excellent value by offering them high quality health and fitness services at prices that it believes are substantially less than health clubs that offer comparable amenities. Each Q Club offers a variety of innovative and specialized programs to its members in addition to providing them with a state-of-the-art exercise facility. For instance, each Q Club offers a supervised fitness and child care facility, known as Q 4 Kids, where members can leave their children while exercising at the club.

  - Utilizing an Advanced Sales and Marketing Program. One of the Company's key marketing strategies is to establish a dominant presence and maintain a high level of brand name recognition in its markets. To create brand awareness and identify prospective members, the Company maintains extensive advertising and marketing programs in each of its markets. These programs include local television advertisements and direct response sales activities which generate substantial new member activity at the opening of clubs and help to grow the membership base over time.


  - Employing a Highly-Trained, Service-Oriented Staff. Each Q Club has a staff of approximately 90 full-and part-time employees, including personal trainers, fitness instructors, massotherapists, sales associates and maintenance personnel. Through a variety of training programs, the Company seeks to instill in its employees the Q Club's emphasis on service. Each staff member completes in-house training and each personal trainer must be certified by an accredited health institution and hold a Bachelor's degree in exercise or another health-related discipline.


     The Company's unique operating strategy and standardized design for each of its facilities provides economies of scale in construction, advertising, marketing and staffing. The Company is typically able to open a new Q Club in less than six months after acquiring the necessary real estate. The Company currently plans to expand only through the construction of new Q Clubs in order to ensure its ability to replicate its well-established physical design and operating procedures at each site. The Company's expansion strategy, including its strict criteria for selecting sites, has been implemented in the Phoenix, Houston and Dallas markets.


     The Company's founder, Frank M. Leonesio, has 28 years of experience in the health club industry. In 1972, Mr. Leonesio founded, developed, managed and subsequently sold a successful company that operated 35 clubs. He used a portion of the proceeds to found the Company, for which he organized a management team of individuals with an average tenure in the industry of over 16 years.


     The Company was incorporated in Delaware in April 1993 under the name Sports & Fitness Clubs, Inc. to serve as a holding company for the Company's principal operating subsidiary, Sports & Fitness Clubs of America, Inc., an Ohio corporation ("SFCA"), which was formed in January 1990. On April 1, 1996, the Company's name was changed to Q Clubs Inc. The Company's principal executive offices are located at 395 Springside Drive, Akron, Ohio 44333, and its telephone number is (330) 665-1281.

                                  THE OFFERING


Common Stock offered by the Company..........  2,000,000 shares
Common Stock to be outstanding after the
  Offering(1)................................  7,537,035 shares
Use of Proceeds..............................  To repay certain bank and shareholder indebtedness, to pay certain preferred stock
                                               dividends, to finance the construction of new
                                               Q Clubs and for general working capital
                                               purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  QCLB


- ---------------
(1) Excludes 161,631 shares of Common Stock issuable upon the exercise of outstanding management stock options granted under the Company's 1994 Stock Option Plan and 58,130 shares of Common Stock reserved for issuance upon the exercise of warrants. See "Management -- 1994 Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
  (IN THOUSANDS, EXCEPT SHARES, PER SHARE AMOUNTS AND SELECTED OPERATING DATA)


                                                  YEARS ENDED DECEMBER 31,                     THREE MONTHS ENDED
                                  ---------------------------------------------------------         MARCH 31,
                                    1991        1992        1993        1994        1995      ---------------------
                                  ---------   ---------   ---------   ---------   ---------     1995        1996
                                                                                              ---------   ---------
                                                                                              (UNAUDITED) (UNAUDITED)
INCOME STATEMENT DATA:
  Net revenues..................  $   9,619   $  12,007   $  15,012   $  32,642   $  53,624   $  14,221   $  24,331
  Operating income..............      1,102       2,105       2,349       2,952       3,836       1,285       3,988
  Interest expense..............      1,042       1,298       1,211       1,992       3,633       1,313       1,699
  Income (loss) before income
    taxes.......................         60         807       1,138         960         203         (28)      2,289
  Pro forma net income
    (loss)(1)...................  $      37   $     495   $     698   $     577   $     125   $     (11)  $   1,379
  Pro forma net income (loss)
    per
    common share(2).............                                                  $    0.02   $     (--)  $    0.23
  Shares used for purposes of
    computing pro forma net
    income per share(2).........                                                  5,883,813   5,883,813   5,883,813
SELECTED OPERATING DATA:
  Q Clubs open at end of
    period......................          3           3           4           9          13          11          16
  Membership contracts at end of
    period(3)...................     15,133      22,249      28,792      44,367      74,436      54,847      91,458
  Club operating months(4)......         28          36          39          70         132          31          45
  Average age of Q Clubs (in
    months)(4)..................        9.7        21.7        26.0        19.3        23.5        18.8        22.1



                                                                                   AT MARCH 31, 1996
                                                                              ---------------------------
                                                                                             PRO FORMA
                                                                                           AS ADJUSTED(5)
                                                                                           --------------
                                                                               ACTUAL       (UNAUDITED)
                                                                              --------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................................  $ (4,387)       $ (3,287)
  Total assets..............................................................   123,013         123,013
  Total debt................................................................    57,644          34,651
  Redeemable Convertible Preferred Stock....................................    28,682              --
  Shareholders' equity......................................................     3,712          55,387


- ---------------

(1) On May 1, 1993, the Company changed its tax status from an S to a C corporation for income tax purposes. As an S corporation, the Company was not subject to federal income taxes. As a result of this change, deferred income tax liabilities of $761,000 related to the cumulative effect of changing from an S to a C corporation were recorded in the second quarter of 1993. The pro forma information has been computed as if the Company had been subject to corporate income taxes for the periods 1991 through 1993, based upon the tax laws in effect during the respective periods.


(2) The number of shares used in the pro forma net income per share computation include shares of outstanding Common Stock, shares of Common Stock to be issued upon the conversion of outstanding Series A and Series B Preferred Stock, the issuance of 81,639 shares of Common Stock for the payment of $1.1 million of stock dividends on the Series A Preferred Stock, 167,651 shares of Common Stock that would be required to be issued to fund the $2.3 million cash dividend on the Series B Preferred Stock (using $14.00 per share, the mid-point of the assumed initial public offering range), shares of Common Stock to be issued upon the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock and the common equivalent shares underlying stock options and 58,130 of the outstanding warrants (using the treasury stock method). All share information has been adjusted to reflect the 19.65165-for-one split of Common Stock and such shares are considered outstanding for all periods presented.


(3) May include more than one member per contract.

(4) Aggregate number of full months of operation during the given year for the clubs open at the end of such year.

(5) Adjusted to reflect the application of the net proceeds from the sale by the Company of 2,000,000 shares of Common Stock offered hereby using $14.00 per share, the mid-point of the assumed initial public offering range. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. Each of the following factors may have a material adverse effect on the Company's operations, financial results, financial condition, liquidity, market valuation or market liquidity in future periods.


RISKS ASSOCIATED WITH EXPANSION PLANS



     The Company opened its first Q Club in November 1990 and had expanded to 16 Q Clubs at March 31, 1996. The Company's growth depends to a significant degree upon its ability to successfully open and profitably operate new Q Clubs and to manage and maintain adequate controls over a significantly larger number of clubs than are now open. The Company, which has never opened more than five Q Clubs in any year, plans to open an aggregate of approximately seven Q Clubs in 1996 (three of which are already open) and approximately 13 Q Clubs in 1997. The Company's ability to open this number of new Q Clubs on a timely basis will depend on a number of factors, including the identification and availability of suitable locations, the acquisition or lease of such locations on acceptable terms, the resolution of any zoning or other regulatory issues relating to such locations, the construction of the new facilities, the hiring, training and retention of qualified employees (particularly sales and marketing managerial personnel), the ability of management to effectively control the expansion process, and other factors, some of which may be beyond the Company's control. As a result, there can be no assurance that the Company will be able to open new Q Clubs on a timely and cost-efficient basis or operate its new and existing Q Clubs on a profitable basis. See "Business -- Q The Sports Club -- Personnel and Training," "-- Expansion Strategy" and "-- Sales and Marketing."



POSSIBLE INABILITY TO OBTAIN SUFFICIENT CAPITAL FOR EXPANSION



     Expansion of the Company's operations will require substantial amounts of capital. Based upon its experience to date, the Company estimates that its cost to acquire land and to build a new Q Club is approximately $6.5 to $7.5 million, depending on the location of the club. In addition, based on the Company's recent experience, it estimates that an additional $1.0 million in financing is required to fully equip each new Q Club. Historically, such financing has been provided by third party equipment lessors. There can be no assurance that the Company will be able to acquire land, build and equip new Q Clubs at such estimated costs. The Company currently anticipates opening approximately four new Q Clubs during the remainder of 1996 and approximately 13 Q Clubs in 1997. The funds for these new openings will come from reborrowing amounts paid down under the Credit Agreement (as defined herein), a portion of the net proceeds of the offering, internally generated funds, proceeds of sale-leasebacks of Q Clubs, and from future debt or equity financings. The Company also anticipates that certain of its future Q Clubs will be developed through build-to-suit lease transactions. Although the Company believes that it will have access to adequate financing to support its planned expansion program for the next 18 months, there can be no assurance that funds for the planned expansion program will be available or, if available, will be on terms satisfactory to the Company. The Company's growth, net revenues and profitability will be limited if it is unable to complete the opening of new Q Clubs due to lack of available funds. See "Business -- Q Clubs Locations" and "Use of Proceeds."



POSSIBLE FLUCTUATION OF QUARTERLY FINANCIAL RESULTS DUE TO NEW CLUB OPENINGS


     The Company recognizes revenue (net of the revenue deferral referred to below) for pre-opening membership sales and charges preopening costs associated with each new Q Club to earnings in the month when the new club is opened. The Company begins selling memberships approximately five to six months prior to the opening of a club during which time it typically obtains between 750 and 2,000 members. As a result, the Company's quarterly results may fluctuate materially depending on the timing of new Q Club openings. New Q Club openings will have a significant impact on quarterly results for the foreseeable future due to the large number of planned openings of new Q Clubs in relation to the number of existing clubs.

SEASONALITY



     The Company's business also is subject to some seasonal fluctuation. Historically, the Company has realized a higher portion of its net revenues and net income in the first quarter as a result of increased membership sales believed to be the result of a heightened concern over fitness after the holiday season and a lower portion of net revenues and net income in the fourth quarter due to the holiday season. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



PROFITABILITY DEPENDENT ON MEMBERSHIP LEVELS



     The Company has a limited history of opening and operating Q Clubs. Presently, 13 of the Company's 16 existing Q Clubs have been open less than three years and have not yet achieved the mature membership levels of the Company's three other Q Clubs. Based upon its limited operating experience to date, the Company estimates that it takes approximately four to five years after the opening of a Q Club for it to reach mature membership levels. The profitability of the newer Q Clubs, as well as the continued profitability of the Company's other Q Clubs, is dependent on the Company's ability to achieve and maintain mature membership levels at its Q Clubs. There can be no assurance that the Company will be able to achieve or maintain such membership levels at its Q Clubs or that the Company will be able to attract and retain qualified personnel. The Company's future operating results may also be impacted by the effect of member attrition. The Company's present estimates of member attrition are based on its limited operating history and may not be reflective of future results. The estimates of attrition impact the amount of the provision for doubtful accounts associated with the Company's term contracts. Increases in member attrition rates related to the Company's term contracts could require an increase in the Company's provision for doubtful accounts. The establishment of such additional reserves, if necessary, would have a negative impact on future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



COSTS ASSOCIATED WITH REFURBISHING EXISTING CLUBS



     The maturing process of each club and the need to maintain and grow an individual club's membership base over time impose a need to refurbish clubs in a timely manner, typically every four to five years. Such expenditures, currently estimated at approximately $1.3 million per club, will require the availability of liquidity at such time and could have an impact on future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing -- Refurbishing of Clubs."



POSSIBLE ADVERSE CONSEQUENCES OF DEFERRED REVENUE RECOGNITION POLICY



     Nearly all of the memberships that the Company sells are term memberships, which cover periods of 24 or 36 months, for a fixed fee. The Company defers the recording of the portion of the revenue generated from term memberships that is related to the cost of providing future services to members including an amount representing a normal profit with the balance included in revenue to offset selling and promotion costs for new members. The amount of deferred revenue requires management to estimate the clubs' future membership-related expenses and profits thereon. There can be no assurance that the current estimated costs of servicing member contracts will reflect the actual costs incurred. Accordingly, if future service costs exceed estimates without commensurate increases in membership fees, this will have a negative impact on future operating results. See Note 2 to the Consolidated Financial Statements.


DEPENDENCE ON EXECUTIVE OFFICERS


     The Company's continued success will depend largely on the efforts, abilities and services of its current executive officers, particularly Frank M. Leonesio, the Company's Chairman of the Board, Chief Executive Officer, President and founder. The loss of Mr. Leonesio's services could have a material adverse effect upon the Company, and there can be no assurance that an adequate replacement could be found for Mr. Leonesio in the event of his unavailability. The Company carries key-man insurance on the life of Mr. Leonesio in the amount of $14.0 million, of which $11.0 million is pledged as collateral to secure certain indebtedness of the

Company. In addition, the loss of any of the Company's executive officers, who average over 16 years of experience in the health and fitness club industry, could have a material adverse effect upon the Company. The Company does not have employment agreements with any of its executive officers. See "Management -- Directors, Executive Officers and Certain Other Key Personnel."



RISKS ASSOCIATED WITH REGIONAL CONCENTRATION OF OPERATIONS



     The Company's recent expansion has included the clustering of clubs in metropolitan areas in the southwestern region of the United States. The Company opened five clubs in the Dallas metropolitan area between December 1995 and January 1996, four Q Clubs in the Houston metropolitan area between 1994 to mid-1995, one club in Las Vegas in January 1995, and three Q Clubs in the Phoenix metropolitan area between 1993 and early 1994. Currently, 14 of the Company's 16 existing Q Clubs are located in this region of the United States. The Company's expansion in the next 12 months is currently planned for southern Florida, the greater metropolitan area of Denver, and the greater metropolitan area of Dallas, as well as an additional location in Las Vegas. The Company has focused its expansion efforts in the southern and southwestern regions. The Company's current expansion strategy is to open clusters of Q Clubs in the suburbs of major metropolitan areas that meet its demographic and competitive criteria. However, the Company's current and planned geographic concentration exposes its business to risks associated with adverse developments in the local or regional economy, competition, weather conditions and demographic and population changes. There can be no assurance that the geographic concentration of the Company's business will not have a material adverse effect on its results of operations or financial condition in the future. See "Business -- Expansion Strategy."


COMPETITION


     The health club industry is highly competitive. The Company competes within each market in which it operates principally with other commercial health clubs, as well as with physical fitness and recreational facilities established by local governments and businesses for their employees, non-profit organizations such as the YMCA and YWCA, and to a lesser extent, racquet and tennis clubs, country clubs and weight-reducing salons. The Company also competes with manufacturers of home fitness equipment, which certain individuals purchase in lieu of joining a health club. Although the Company believes the Q Club concept currently provides it with an advantage over traditional health clubs, there can be no assurance that competitors will not adopt a similar approach and thereby offset any such advantage. Certain of the Company's competitors may have greater financial or other resources than the Company. Additionally, there are relatively few barriers to entry into the market by new competitors. Although the health club industry currently is highly fragmented, should the industry undergo consolidation there may be an increased number of large competitors which compete with the Company in multiple markets. See
"Business -- Competition."



POSSIBLE EFFECTS OF GOVERNMENT REGULATION



     The Company's operations and business practices are subject to federal, state and, in some cases, local government regulation in the various jurisdictions in which its Q Clubs are located, including regulations that prescribe certain forms and provisions of membership contracts and govern the sale, financing and collection of such memberships. The Company believes that it is in substantial compliance with all such applicable regulations and, based upon the Company's experience to date, the cost of such compliance has not had a material adverse effect on the Company's financial condition, liquidity or results of operations. However, future events, such as changes in existing regulations or the enactment of new regulations, could have a material adverse effect on the Company's financial condition, liquidity or results of operations. Additionally, regulations in certain jurisdictions impose restrictions, such as limitations on the term of the membership contract, that may preclude the Company from expanding its operations into such jurisdictions. See
"Business -- Government Regulation."


POTENTIAL LIABILITY

     Use of the Company's facilities poses some potential health risks to members, their children or guests through exertion and use of swimming pools, exercise equipment, tanning facilities or on-site physiotherapy programs. In addition, the Company's Q 4 Kids facilities pose some risk of exposure to claims associated with child care, as the children are left in the care of the Company's employees. To date, the Company has not had any significant claims asserted against it as a result of an injury or arising from Q 4 Kids. Although the Company has established a risk management program that it believes is effective in limiting its liability exposure, there can be no assurance that a claim against the Company for death or an injury suffered by a member or their children or guests while exercising or undergoing physical therapy at a Q Club will not be asserted or that the Company successfully would be able to defend any claim that might be asserted. The Company is also subject from time to time to the risk of litigation arising out of the alleged misconduct of employees. See "Business -- Legal Proceedings." The Company currently maintains general liability coverage, however, there can be no assurance that the Company will be able to maintain such liability insurance on acceptable terms in the future or that any such insurance will provide adequate coverage against potential claims. If any claims exceed available insurance, or should insurance be unavailable, there could be an adverse impact on the Company.



CONTROL OF THE COMPANY BY CERTAIN EXISTING STOCKHOLDERS



     Upon completion of the offering, Frank M. Leonesio, his spouse and certain trusts for the benefit of his three children will beneficially own in the aggregate approximately 23.0% of the outstanding shares of Common Stock (approximately 22.1% if the Underwriters' over-allotment option is exercised in full). As a result, in the event that these stockholders vote together, they will have a significant influence over the management and policies of the Company. In addition, the Company's existing stockholders will own approximately 73.5% of the outstanding shares of Common Stock (70.6% if the Underwriters' over-allotment option is exercised in full) upon completion of the offering. This percentage could increase to approximately 74.0% (approximately 71.0% if the Underwriters' over-allotment option is exercised in full) if the conversion ratio for the Series B Preferred Stock is adjusted as a result of the initial offering price falling below the range indicated on the cover page of this Prospectus. Although no voting agreement will exist among such stockholders upon completion of the offering, if all or some of such stockholders were to vote together they would have the power to elect or remove the Company's Board of Directors and to approve all other actions requiring stockholder approval. See "Principal Stockholders" and "Description of Capital Stock."



ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS



     Certain provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and By-Laws, including limitations on stockholders actions by written consent or by special meetings and the requirement that stockholders deliver written notice of any action at least 60 days before an annual meeting of stockholders, as well as certain provisions of the Delaware General Corporation Law (including the "business combinations" restrictions contained in Section 203 of such statute which have been made part of the Company's Certificate), could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. In addition, the Board of Directors will have the authority, without any action by the stockholders, to fix the rights and preferences of any shares of Serial Preferred Stock. These provisions, along with the potential control by existing stockholders, could have the effect of preventing the realization by stockholders of additional value as a result of a change in control. See "Description of Capital Stock -- Certain Charter Provisions and Delaware Law."


ABSENCE OF PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. Accordingly, no assurance can be given as to the liquidity of the market for the Common Stock or the price at which any sales may occur, which price will depend upon the number of shares available for trading, the number of holders thereof, the interest of securities dealers in maintaining a market in the Common Stock and other factors beyond the control of the Company. The initial public offering price will be determined solely by negotiations among the Company and representatives of the Underwriters based on several factors and does not necessarily reflect the price at which the Common Stock may be sold in the public market after this offering. In addition, the stock market has from time-to-time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Generally, market fluctuations may adversely affect the market price of the Company's Common Stock. Further, the market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including conditions effecting health and fitness clubs, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The strength or weakness of the public market for the Common Stock, and its trading price, may affect the Company's ability to raise additional debt or equity financing. See "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS AND POTENTIAL ADVERSE EFFECT ON STOCK PRICE



     Upon completion of the offering, 7,537,035 shares of Common Stock will be outstanding. Of these shares, the 2,000,000 shares offered hereby are freely tradeable by persons that are not "affiliates" of the Company without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The Company believes that an additional 2,904,985 shares of Common Stock may be sold pursuant to Rule 144 under the Securities Act if sold in compliance with the resale volume limitations of Rule 144. These volume limitations will apply only if, and as long as, the holders of these shares are "affiliates" of the Company for purposes of Rule 144. The remaining 2,632,050 shares of Common Stock outstanding upon completion of the offering are "restricted securities" (as that phrase is defined in Rule 144 under the Securities Act) and will not be eligible for immediate resale subsequent to the offering. Most of these 2,632,050 shares of Common Stock are held by "affiliates" of the Company and will be eligible for sale in May 1997 subject to the resale volume limitations of Rule 144. See "Shares Eligible for Future Sale."



     The Company, its Directors, officers, existing stockholders and holders of a majority of the shares issuable upon the exercise of warrants and options, which, upon completion of the offering, will hold 5,537,035 shares of Common Stock in the aggregate, have agreed that they will not, directly or indirectly, without the prior written consent of Morgan Keegan & Company, Inc., sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days from the date of this Prospectus.



     The holders of approximately 2,990,536 shares of Common Stock, holders of warrants to purchase an aggregate of 581,335 shares of Common Stock, which are expected to be exercised immediately prior to the completion of the offering and holders of warrants to purchase an aggregate of 58,130 shares of Common Stock, which will not be exercised prior to completion of the offering (collectively, the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in the registration. In addition, beginning one year after the date of the Prospectus, certain of the Holders may require the Company, on not more than three occasions at the Company's expense, to file a registration statement under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, certain of the Holders may require the Company at any time and from time-to-time, at the Company's expense, to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations.



     Any sale of a significant number of these shares in the public market following the offering could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital at that time through the sale of equity securities.



DILUTION



     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution of $7.14 in the tangible net book value per share of Common Stock from the assumed initial public offering price of $14.00 per share (the mid-point of the proposed public offering range).



ABSENCE OF DIVIDENDS



     The Company does not anticipate declaring any cash dividends on its capital stock in the foreseeable future, except with respect to the cash dividends payable on the Company's Series B Preferred Stock contemporaneous with the consummation of the offering. See "Dividend Policy" and "Use of Proceeds."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock in the offering, based upon an assumed initial public offering price of $14.00 per share (the mid-point of the proposed public offering range) and after deducting estimated offering expenses and underwriting discounts, are estimated to be approximately $25.3 million ($29.2 million if the Underwriters' over-allotment option is exercised in full).



     The Company expects to use approximately $23.0 million of the net proceeds of the offering to temporarily reduce certain indebtedness incurred to finance the construction of certain of its existing clubs. Of this total, $17.9 million of indebtedness to be repaid from the net proceeds of the offering consist of borrowings under the Company's bank revolving credit agreement (the "Credit Agreement"), which matures in November 1997 and bears interest at an annual rate equal to the lender's prime rate plus 2.25% (10.5% at March 31, 1996). Additionally, indebtedness to be repaid from the net proceeds of the offering consists of $1.1 million of estimated borrowings under the Company's receivable line of credit (the "Receivable Line of Credit") which matures in December 1996 and bears interest at prime rate plus 4.5% per annum and $2.0 million of construction payables. The Company anticipates that it will reborrow substantially all of such monies to finance a portion of the costs of the construction of additional Q Clubs in 1996 and 1997 (including the costs associated with the acquisition of real estate, construction, fixtures purchases and preopening expenses). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     In addition, the Company also anticipates that it will use approximately $2.3 million of the net proceeds of the offering to pay cash dividends on the Series B Preferred Stock. Furthermore, the Company anticipates that it will use $2.0 million of the net proceeds of the offering to repay a note due to Frank M. Leonesio, which matures on January 1, 2001 and bears interest at an annual rate equal to the prime rate plus 0.5%. See "Description of Capital Stock -- Series B Preferred Stock Conversion."



     In the event that the net proceeds to the Company are less than $25.3 million, the amount used to temporarily reduce indebtedness under the Credit Agreement will be reduced on a dollar-for-dollar basis. Furthermore, in the event that the initial public offering price is below the proposed public offering range, the Company may, as part of the negotiated repricing of the Series B Preferred Stock, be required to pay an additional cash dividend of up to approximately $715,000 to the holders of the Series B Preferred Stock, all of whom, with one exception are affiliates of the Company. See "Description of Capital Stock -- Series B Preferred Stock Conversion." Consequently, the amount used to temporarily reduce indebtedness under the Credit Agreement would be reduced further.


                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Stock since its incorporation in April 1993. The Company currently intends to retain earnings to support its expansion strategy and does not anticipate paying dividends on its Common Stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. As a holding company, the ability of the Company to pay dividends is dependent in part upon the receipt of dividends or other payments from its operating subsidiaries. In addition, the Company is currently prohibited, without the consent of its lender, from paying dividends on its Common Stock under its Credit Agreement.


     Pursuant to the terms of the Series B Preferred Stock, which will be converted into Common Stock upon the consummation of the offering, the Company anticipates that it will immediately use $2.3 million of the net proceeds of the offering to pay cash dividends on the Series B Preferred Stock. See "Use of Proceeds." Pursuant to the terms of the Series A Preferred Stock, the Company anticipates that, prior to the consummation of the offering, it will issue 81,639 shares of Common Stock for the payment of $1.1 million of estimated cumulative stock dividends in arrears at June 12, 1996.

                                 CAPITALIZATION


     The following table sets forth (i) the historical capitalization of the Company as of March 31, 1996, (ii) the pro forma capitalization as of March 31, 1996 after giving effect to the conversion of all outstanding shares of Series A Preferred Stock into 882,909 shares of Common Stock and Series B Preferred Stock into 1,880,644 shares of Common Stock, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, 167,651 shares of Common Stock that would be required to be issued to fund a $2.3 million payment of cash dividends on the Series B Preferred Stock (using $14.00 per share, the mid-point of the assumed initial public offering range), and the issuance of 581,335 shares of Common Stock upon the exercise of all but 58,130 of the outstanding warrants, and (iii) such pro forma capitalization, as adjusted to reflect the application of the net proceeds from the sale by the Company of 2,000,000 shares of Common Stock offered hereby (using $14.00 per share, the mid-point of the assumed initial public offering range).



                                                                        MARCH 31, 1996
                                                          -------------------------------------------
                                                                                          PRO FORMA
                                                                          PRO FORMA      AS ADJUSTED
                                                                          ---------     -------------
                                                          HISTORICAL
                                                          -----------
                                                          (UNAUDITED)   (IN THOUSANDS)
Notes payable and current portion of long-term debt
  and lease obligations:
  Notes payable.......................................      $ 1,100        $ 1,100         $    --
  Long-term debt and lease obligations................        2,395          2,395           2,395
                                                            -------        -------
     Total notes payable and current portion of
       long-term debt and lease obligations...........      $ 3,495        $ 3,495         $ 2,395
                                                            =======        =======
Long-term obligations:
  Notes payable to financial institutions.............      $31,001        $31,001         $13,074(1)
  Construction payable................................        1,966          1,966              --
  Senior subordinated notes...........................       16,160         16,160          16,160
  Lease obligations...................................        3,022          3,022           3,022
  Subordinated note payable to shareholder............        2,000          2,000              --
                                                            -------        -------
          Total long-term obligations.................       54,149         54,149          32,256
Redeemable Convertible Preferred Stock................       28,682             --              --
Shareholders' equity:(2)
  Common Stock, par value $.01 per share; 5,502,462
     shares authorized, historical; and 25,000,000
     shares authorized, pro forma and as adjusted;
     2,110,508 shares issued and outstanding,
     historical; 5,704,686 shares issued and
     outstanding, pro forma; and 7,537,035 shares
     issued and outstanding, as adjusted..............           21             57              75
  Additional paid-in capital and other................        2,751         29,990          55,312
  Retained earnings...................................          940              0               0
                                                            -------        -------
     Total shareholders' equity.......................        3,712         30,047          55,387
                                                            -------        -------
          Total capitalization........................      $86,543        $84,196         $87,643
                                                            =======        =======


- ---------------

(1) Notes payable to financial institutions will increase dollar-for-dollar to the extent the net proceeds to the Company from the offering are less than $25.3 million. See "Use of Proceeds."


(2) Excludes 161,631 shares of Common Stock issuable upon the exercise of outstanding management stock options granted under the Company's 1994 Stock Option Plan and 58,130 shares of Common Stock reserved for issuance upon exercise of warrants. See "Management -- 1994 Stock Option Plan."

                                    DILUTION


     The pro forma net tangible book value of the Company at March 31, 1996 was $26.4 million, or $4.63 per share, based on 5,704,686 shares of Common Stock outstanding, which assumes the conversion of all shares of Series A Preferred Stock into Common Stock on a one-for-one basis and Series B Preferred Stock into Common Stock on a 1.379-for-one basis, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, 167,651 shares of Common Stock that would be required to be issued to fund the $2.3 million cash dividend on the Series B Preferred Stock (using $14.00 per share, the mid-point of the assumed initial public offering price), and the exercise of all but 58,130 of the outstanding warrants. Pro forma net tangible book value per share is equal to the Company's total tangible assets less its liabilities, divided by the total number shares of Common Stock assumed to be outstanding. After giving effect to the sale of the shares of Common Stock offered by the Company hereby (at $14.00 per share, the mid-point of the assumed initial public offering range), and the receipt and application of the net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1996 would have been $51.7 million or $6.86 per share. This represents an immediate increase in net tangible book value of $2.23 per share to the existing stockholders and an immediate dilution of $7.14 per share to new investors purchasing shares in the offering. Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock after the offering from the initial public offering price per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............................            $14.00
Pro forma net tangible book value prior to the offering.....................  $4.63
  Increase attributable to new investors per share..........................   2.23
                                                                               ----       ----
Pro forma net tangible book value per share after the offering..............              6.86
                                                                                          ----
Dilution per share to new investors.........................................            $ 7.14
                                                                                          ====


     The following table summarizes, on a pro forma basis as of December 31, 1995, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share (based upon the assumed initial public offering price of $14.00 per share and before deducting the estimated underwriting discount and offering expenses). The following table assumes the conversion of all shares of Series A Preferred Stock and Series B Preferred Stock into Common Stock and the exercise of all but 58,130 of the warrants.


                                      SHARES PURCHASED (1)        TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing stockholders...............  5,537,035       73.5%     $29,923,000       51.7%        $  5.40
New investors.......................  2,000,000       26.5%      28,000,000       48.3%          14.00
                                      ---------      -----      -----------      -----
  Total.............................  7,537,035      100.0%     $57,923,000      100.0%
                                      =========      =====      ===========      =====


- ---------------
(1) Excludes 161,631 shares of Common Stock issuable upon the exercise of outstanding management stock options granted under the Company's 1994 Stock Option Plan and 58,130 shares of Common Stock reserved for issuance upon exercise of warrants. See "Management -- 1994 Stock Option Plan."

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)


    The following selected consolidated financial data are derived from the consolidated financial statements of the Company. This information should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                             THREE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                     MARCH 31,
                                         ------------------------------------------------   ---------------------
                                          1991     1992      1993      1994       1995        1995        1996
                                         ------   -------   -------   -------   ---------   ---------   ---------
INCOME STATEMENT DATA:
  Net revenues.........................  $9,619   $12,007   $15,012   $32,642   $  53,624   $  14,221   $  24,331
  Costs and expenses:
    Selling and promotion..............   2,777     3,770     5,225    13,015      22,336       6,163       9,660
    Cost of membership services........   3,460     2,619     2,919     6,678      12,937       3,203       4,480
    Provision for doubtful
      receivables......................   1,452     2,202     2,724     6,661      10,076       2,569       4,758
    General and administrative
      expenses.........................     828     1,311     1,795     3,336       4,439       1,001       1,445
                                                  --------  --------  --------
                                                       --        --        --
                                         -------                                ----------  ----------  ----------
                                            ---
  Operating income.....................   1,102     2,105     2,349     2,952       3,836       1,285       3,988
  Interest expense and amortization of
    deferred financing costs...........   1,042     1,298     1,211     1,992       3,633       1,313       1,699
  Income (loss) before income taxes....      60       807     1,138       960         203         (28)      2,289
    Provision (benefit) for income
      taxes(1).........................      --        --       995       383          78         (17)        910
                                                  --------  --------  --------
                                                       --        --        --
                                         -------                                ----------  ----------  ----------
                                            ---
  Net income (loss)....................  $   60   $   807   $   143   $   577   $     125   $     (11)  $   1,379
                                         ========== ========== ========== ========== ========== ========== ==========
  Pro forma net income (loss)(1).......  $   37   $   495   $   698   $   577   $     125   $     (11)  $   1,379
                                         ========== ========== ========== ========== ========== ========== ==========
    Pro forma net income (loss) per
      common share (2).................                                         $    0.02   $     (--)  $    0.23
                                                                                ==========              ==========
    Pro forma weighted average common
      shares outstanding...............                                         5,883,813   5,883,813   5,883,813



                                                      AT DECEMBER 31,                       AT MARCH 31, 1996
                                      ------------------------------------------------   -----------------------
                                       1991      1992      1993      1994       1995      ACTUAL    PRO FORMA(3)
                                      -------   -------   -------   -------   --------   --------   ------------
BALANCE SHEET DATA:
  Working capital (deficit).........  $(3,016)  $(2,329)  $(2,889)  $(3,916)  $ (4,266)  $ (4,387)    $ (6,734)
  Total assets......................   23,308    23,126    47,217    70,165    111,017    123,013      123,013
  Total debt........................   14,751    14,023    29,884    46,261     55,184     57,644       57,644
  Redeemable Convertible Preferred
    Stock...........................       --        --     4,494     4,944     28,211     28,682           --
  Shareholders' equity..............    2,377     3,184     3,737     3,918      2,788      3,712       30,047


- ---------------
(1) On May 1, 1993, the Company changed its tax status from an S to a C corporation for income tax purposes. As an S corporation, the Company was not subject to federal income taxes. As a result of this change, deferred income tax liabilities of $761,000 related to the cumulative effect of changing from an S to a C corporation were recorded in the second quarter of 1993. The pro forma information has been computed as if the Company had been subject to corporate income taxes for the periods 1991 through 1993, based upon the tax laws in effect during the respective periods.


(2) The number of shares used in the pro forma net income per share computation includes shares of outstanding Common Stock, shares of Common Stock to be issued upon the conversion of outstanding Series A and Series B Preferred Stock, the issuance of 81,639 shares of Common Stock for the payment of $1.1 million of stock dividends on the Series A Preferred Stock, 167,651 shares of Common Stock that would be required to be issued to fund a $2.3 million payment of cash dividends on the Series B Preferred Stock (assuming $14.00 per share, the mid-point of the assumed initial public offering range), shares of Common Stock to be issued upon the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock and the common equivalent shares underlying stock options and 58,130 of the outstanding warrants (using the treasury stock method). All share information has been adjusted to reflect the 19.65165-for-one split of Common Stock and such shares are considered outstanding for all periods presented.



(3) The unaudited pro forma Balance Sheet data at March 31, 1996 gives effect to the conversion of all outstanding shares of Series A Preferred Stock into 882,909 shares of Common Stock and Series B Preferred Stock into 1,880,644 shares of Common Stock, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, a $2.3 million accrued cash dividend on the Series B Preferred Stock, and the issuance of 581,335 shares of Common Stock upon the exercise of all but 58,130 of the outstanding warrants.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     The Company opened its first Q Club in November 1990 in Memphis and currently operates 16 health and fitness clubs located in five states. Q Clubs are designed to accommodate membership levels ranging from 9,000 to 14,000 per club. Based on the Company's experience to date, management estimates that Q Clubs typically reach this mature membership level approximately four to five years after opening. Presently, 13 of the Company's 16 Q Clubs have been open less than three years and have not yet achieved mature membership levels. At March 31, 1996 and 1995, the Company operated 16 and 11 clubs, respectively. At December 31, 1995, 1994 and 1993, the Company operated 13, nine and four clubs, respectively. The timing, opening and maturity of clubs significantly impacts the Company's operating performance and profitability. The Company expects that its future revenue increases will result from a combination of additional Q Club openings and membership growth at existing facilities. The Company anticipates that, as its operations mature and the number of new clubs opened per year declines in proportion to the number of existing clubs, future increases in net revenues and net income, if any, will be decreasingly dependent on the opening and profitability of new Q Clubs and increasingly impacted by the Company's ability to maintain and grow its membership base. There can be no assurance that the Company will be able to achieve its planned expansion on a timely and profitable basis. See "Risk Factors -- Risks Associated with Expansion Plans," "-- Possible Inability to Obtain Sufficient Capital for Expansion," "-- Possible Fluctuation of Quarterly Financial Results Due to New Club Openings,"
"-- Seasonality," "-- Profitability Dependent on Membership Levels," and
"-- Costs Associated With Refurbishing Existing Clubs."



     The Company's net revenues are derived principally from membership sales. In addition, approximately 8.7% and 7.7% of the Company's revenue for the three months ended March 31, 1996 and for the year ended December 31, 1995, respectively, was derived from the sale of ancillary in-club services such as personal trainer instruction, physical therapy, massotherapy and tanning. The Company's operating expenses include, among other things, the actual costs incurred by the Company to market and sell memberships and to operate the Q Clubs for the periods reported (cost of membership services), and a provision for uncollectible installment contracts receivable. Approximately one-half of the provision for uncollectible installment contracts receivable results from members who relocated more than 25 miles from a Q Club or became unable to exercise, due to medical conditions (which allows such members to be released from their term commitment). A majority of expenses incurred at the club level are fixed, and accordingly, to the extent the Company is unable to maintain an adequate membership base from which to derive revenue, the Company's results of operations will be negatively impacted. See "Risk Factors -- Profitability Dependent on Membership Levels."



     The Company offers three principal types of memberships all of which require the payment of a one-time initiation fee: (i) Gold (term) membership (representing approximately 66% of the Company's memberships in 1995), which permits a member to join for a commitment period of two or three years and pay a fixed monthly fee over the membership term, (ii) Platinum (prepaid term) membership (representing approximately 22% of the Company's memberships in 1995), which permits a member either to prepay the membership fee (at a 15% discount) in a lump sum at the beginning of the commitment period, which is two or three years, or to divide the fee and pay installments during the first three months of the commitment period, and (iii) month-to-month (dues) membership (representing approximately 12% of the Company's memberships in 1995), which permits a member to pay on a monthly basis, without any further commitment. The Company requires the purchase of any membership providing for future periodic payments to be made using either EFT (Electronic Funds Transfer) or automatic charge to a major credit card as a method of payment. By requiring EFT payment methods, the Company believes its collection performance is more favorable compared to traditional coupon book payment methods typically used in the industry. A majority of term memberships are automatically renewable on a monthly basis after the expiration of the commitment period at a comparable monthly cost. In addition, Platinum members have the option to renew the membership for an additional commitment period or to continue their membership by paying a monthly fee. EFT payment methods are also required for monthly payments during membership renewal periods.



     In addition to the initiation fee, members are required to make monthly payments, including imputed finance charges, over the contract term or members may elect to make a lump sum payment and receive a small discount. The Company defers that portion of the revenue from term memberships that approximates the cost of providing the contracted services in future periods, plus a reasonable profit, with the balance included in net revenues to offset selling and promotion costs for new members. Significant direct marketing costs, such as advertising and commissions, are incurred in connection with the acquisition of new members and are expensed in the period incurred. Unearned finance charges are amortized over the installment term using the interest method at rates comparable to similar consumer financing contracts. Upon expiration of the initial contract term, membership continues on a month-to-month basis at comparable prices and revenue is recorded as received. The Company also offers short-term memberships (on a limited basis), month-to-month memberships and ancillary services, the revenue from which is recorded as received. See "Risk Factors -- Possible Adverse Consequences of Deferred Revenue Recognition Policy."



     Revenue and expenses attributable to clubs in the pre-opening stages are deferred until opening. The Company begins selling memberships approximately five to six months prior to the opening of a new club. Therefore, the Company expects the opening of a large number of Q Clubs in a given quarter to favorably impact results of operations for that quarter. Alternatively, the absence of openings of Q Clubs in any given quarter could negatively impact results of operations for that quarter. The Company had two clubs in the pre-opening stage at March 31, 1996, which are scheduled to open in August 1996; three clubs in the pre-opening stage at December 31, 1995, which opened in January 1996; two clubs in the pre-opening stage at December 31, 1994, which opened in January 1995; and two clubs in the pre-opening stage at December 31, 1993, which opened in January and June 1994. In addition to the favorable impact caused by the opening of new clubs in the first quarter, the Company typically realizes greater revenue in the first quarter as a result of increased membership sales believed to be the result of a heightened concern with fitness after the holidays. Further, fourth quarter sales tend to be lower, which the Company believes is the result of the holiday periods. See "Risk Factors -- Possible Fluctuation of Quarterly Financial Results Due to New Club Openings" and
"-- Seasonality."


     On May 1, 1993, the Company changed its tax status from an S to C corporation for income tax purposes. Prior to such change in tax status, the Company was not subject to federal and state income taxes. As a result, net income does not differ from income before taxes for those periods reported prior to such conversion. As a result of the change in tax status, deferred income tax liabilities of $761,000 were recorded with an offsetting charge to net income in the second quarter of 1993.


     The Company's future operating results may be adversely affected by a variety of risk factors associated with its operations. See "Risk
Factors -- Dependence on Executive Officers," "-- Risks Associated with Regional Concentration of Operations," "-- Competition," "-- Possible Effects of Government Regulation" and "-- Potential Liability."

RESULTS OF OPERATIONS

     The following table sets forth for each of the periods indicated, data for the percentage of net revenues represented by certain items reflected in the Company's consolidated statement of operations:


                                                         PERCENTAGE OF NET REVENUES
                                               -----------------------------------------------
                                                                                THREE MONTHS
                                               YEARS ENDED DECEMBER 31,        ENDED MARCH 31,
                                               -------------------------       ---------------
                                               1993      1994      1995        1995      1996
                                               -----     -----     -----       -----     -----
    Net revenues.............................  100.0%    100.0%    100.0%      100.0%    100.0%
    Costs and expenses:
      Selling and promotion..................   34.8      39.9      41.7        43.3      39.7
      Cost of membership services............   19.4      20.4      24.1        22.5      18.4
      General and administrative expenses....   12.0      10.2       8.3         7.0       5.9
      Provision for doubtful receivables.....   18.1      20.4      18.8        18.1      19.6
                                               -----     -----     -----
    Operating income.........................   15.7       9.1       7.1         9.1      16.4
    Interest expense.........................    8.1       6.1       6.8         9.2       7.0
                                               -----     -----     -----
    Income (loss) before income taxes........    7.6       3.0       0.3        (0.1)      9.4
    Pro forma provision (benefit) for income
      taxes..................................    2.9       1.2       0.1        (0.1)      3.7
                                               -----     -----     -----
    Pro forma net income (loss)..............    4.7       1.8       0.2        (0.0)      5.7
                                               =====     =====     =====



                                                                                       THREE MONTHS
                                         YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                              ----------------------------------------------         ----------------
                               1991      1992      1993      1994      1995           1995      1996
                              ------    ------    ------    ------    ------         ------    ------
SELECTED OPERATING DATA:
  Q Clubs open at end of
     period..................      3         3         4         9        13             11        16
  Membership contracts at the
     end of the period(1).... 15,133    22,249    28,792    44,367    74,436         54,847    91,458
  Club operating months(2)...     28        36        39        70       132             31        45
  Average age of Q Clubs (in
     months).................    9.7      21.7      26.0      19.3      23.5           18.8      22.1
  Club lease months (3)......     --        --         7        23        43              9        13


- ---------------
(1) May include more than one member per contract.

(2) Aggregate number of full months of operation during the given year for the clubs open at the end of such year.

(3) Aggregate number of full months of operation during the given year for clubs under lease.


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995



     Net revenues increased by $10.1 million or 71.1%, to $24.3 million in 1996 from $14.2 million in 1995, primarily due to an increase in clubs from 11 in 1995 to 16 in 1996. Of the total increase, $8.6 million is attributable to revenue from membership sales which increased from $12.4 million in 1995 to $21.0 million, or 69.8%, in 1996, $0.4 million is attributable to finance charges earned which increased from $0.8 million in 1995 to $1.2 million in 1996 or 49.0%, and $1.1 million is attributable to ancillary service fees which increased from $1.0 million in 1995 to $2.1 million in 1996 or 104.0%. Membership revenue increased as a result of new membership revenue increasing 67.0% to $16.6 million in 1996 from $9.9 million in 1995, primarily due to the opening of new clubs, and dues and renewals revenue increasing 81.1% from $2.5 million in 1995 to $4.4 million in 1996 primarily attributable to the 66.8% growth in the number of membership contracts. The increase in finance charges earned is due to the increase in installment contracts receivable. The percentage increase in ancillary service fees was greater than the increase in membership sales, due to an increase in prices and a greater emphasis placed by management on maximizing revenue from ancillary services in 1996.

     Selling and promotion expenses increased by $3.5 million, or 56.7%, to $9.7 million in 1996 from $6.2 million in 1995, due primarily to the increase in the aggregate months of club operations during the year ("club operating months") in 1996 compared to 1995. As a percentage of net revenue, selling and promotion expenses decreased 3.6%, from 43.3% in 1995 to 39.7% in 1996, attributable to the increase in the average age of the clubs as selling and promotion expenses as a percentage of net revenues are typically higher in new clubs and tend to decrease as clubs mature.



     Cost of membership services increased by $1.3 million, or 39.9%, to $4.5 million in 1996 from $3.2 million in 1995, due primarily to a 45.0% increase in the number of club operating months in 1996 compared to 1995. Cost of membership services as a percentage of net revenues decreased from 22.5% in 1995 to 18.4% in 1996, as a result of the revenue generated by the three new clubs opened during 1996 without the associated operating costs necessary to generate such revenue in an existing club.



     The provision for doubtful accounts increased $2.2 million, or 85.2%, from $2.6 million in 1995 to $4.8 million in 1996. The provision for doubtful accounts as a percentage of net revenues increased from 18.1% in 1995 to 19.6% in 1996 as a result of a decrease in prepaid memberships from 25.7% in 1995 to 22.0% in 1996, which is attributable to a higher than normal level of prepaid memberships generated by a club opened in January 1995. The allowance for doubtful accounts as a percentage of net (of unearned finance charges) installment contracts receivable was 23.0% as of March 31, 1996 compared to 22.0% at March 31, 1995, which compares with installment contracts written off as an annualized percentage of average installment contracts receivable outstanding being 21.0% in 1996 and 1995. Over 50% of the installment contracts receivable that were charged off are attributed to the contractual right of members to cancel their commitment as a result of relocation or disability. The provision for doubtful accounts as a percentage of net revenues, the allowance for doubtful accounts as a percentage of net installment contracts receivable and installment contracts receivable written off as a percentage of average installment contracts receivable outstanding have remained within a comparable range for the periods presented and have been consistent with targeted goals.



     General and administrative expenses increased by $0.4 million, or 44.4%, from $1.0 million in 1995 to $1.4 million in 1996, but decreased as a percentage of net revenues from 7.0% in 1995 to 5.9% in 1996. The increase in expenses was due primarily to adding new management and staff positions to support the increase in the number of clubs. The decrease in general and administrative expenses as a percentage of net revenues was primarily the result of favorably leveraging fixed general and administrative expenses over a larger revenue base.



     Interest expense increased $0.4 million, or 29.4%, to $1.7 million in 1996 from $1.3 million in 1995. The increase is attributable to a higher outstanding balance under the Company's Credit Agreement offset by refinancing $13.5 million under new borrowings with a lower interest rate during 1996. The additional borrowings supported investment in club properties which increased to $2.8 million in 1996 from $1.9 million in 1995. Interest expense as a percentage of net revenues decreased from 9.2% in 1995 to 7.0% in 1996.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Net revenues increased by $21.0 million, or 64.3%, to $53.6 million in 1995 from $32.6 million in 1994, due primarily to a larger number of Q Clubs operating in 1995 (13 clubs) compared to 1994 (nine clubs) resulting in an 88.6% increase in the club operating months to 132 in 1995 from 70 in 1994. Clubs opened during 1995 accounted for $15.1 million, or 71.9%, of the increase in net revenue. Of the $21.0 million increase in net revenue, $17.0 million is attributable to membership revenue which increased from $29.0 million in 1994 to $46.0 million, or 58.4% in 1995, 1.6 million is attributable to finance charges earned which increased from $2.0 million in 1994 to $3.6 million, or 80.5% in 1995, and $2.4 million is attributable to ancillary service fees which increased from $1.7 million in 1994 to $4.1 million in 1995 or 146.8%. Membership revenue increased as a result of new membership revenue increasing 53.1% to $33.7 million in 1995 from $22.0 million in 1994, primarily due to the opening of new clubs, and dues and renewals revenue increasing 75.3% from $7.0 million in 1994 to $12.3 in 1995 due to 67.8% growth in the number of membership contracts. Finance charges earned increased commensurate with the 81.2% increase in the average balance of installment contracts receivable outstanding. Ancillary service fees increased due to a larger number of club operating months and expansion of revenue producing services provided.



     Selling and promotion expenses increased by $9.3 million, or 71.6%, to $22.3 million in 1995 from $13.0 million in 1994 and as a percentage of net revenues by 1.8% to 41.7% in 1995 from 39.9% in 1994. The dollar increase was due to an 88.6% increase in the number of club operating months in 1995 compared to 1994. The increase as a percentage of net revenues was primarily due to the opening of four new clubs in 1994 and the fact that selling and promotion expenses as a percentage of net revenues are typically higher in new clubs and tend to decrease as clubs mature. An additional factor contributing to an increase in selling and promotion expenses as a percentage of net revenues was an increase in commission expenses attributable to a higher percentage of prepaid memberships sold in the two new markets opened in 1995, Dallas (two clubs) and Las Vegas, and the corresponding higher commissions associated with such prepaid term memberships.



     Cost of membership services increased by $6.3 million, or 93.7%, to $12.9 million in 1995 from $6.7 million in 1994, due primarily to the increase in the number of club operating months in 1995 (88.6%) compared to 1994, and as a percentage of net revenues by 3.7% from 20.4% in 1994 to 24.1% in 1995. A substantial portion of this increase is attributable to the higher occupancy costs associated with the sale-leasebacks of four clubs which increased the number of club lease months to 43 months in 1995 from 23 months in 1994. The balance of the increase was associated with higher payroll costs used to compensate the Company's expanded service staff.



     General and administrative expenses increased by $1.1 million, or 33.1%, to $4.4 million in 1995 from $3.3 million in 1994, but decreased as a percentage of net revenues from 10.2% to 8.3%. The dollar increase was primarily the result of adding new management, including three officer level positions and staff positions to support club expansion. The decrease in general and administrative expenses as a percentage of net revenues was primarily the result of favorably leveraging fixed general and administrative expenses over a larger revenue base.



     The provision for doubtful accounts increased 51.3%, or $3.4 million to $10.1 million in 1995 from $6.7 million in 1994. The provision for doubtful accounts as a percentage of net revenues decreased from 20.4% in 1994 to 18.8% in 1995, attributable to an increase in the percentage of prepaid memberships from 21.8% in 1994 to 24.7% in 1995. The allowance for doubtful accounts as a percentage of net installment contracts receivable was 23.0% as of December 31, 1995 compared to 21.0% at December 31, 1994 which compares with installment contracts receivable written off, as a percentage of average installment contracts receivable outstanding being 23.0% in 1994 and 19.0% in 1995. Management believes that the level of the provision for doubtful accounts is in a range normal for the industry in light of all term membership agreements providing for members being released from their contractual commitment if they relocate over 25 miles from a facility or become medically unable to exercise. Over 50% of the installment contracts receivable that are written off are attributable to such contractual rights of cancellation. The provision for doubtful accounts as a percentage of net revenues, the allowance for doubtful accounts as a percentage of net contracts receivable and installment contracts receivable written off as a percentage of average installment contracts receivable outstanding continue to remain within a comparable range for the periods presented and have been consistent with target goals. Although no circumstances currently exist that would lead management to believe that a material change could occur, there can be no assurance that an adverse change will not occur. See "Risk Factors -- Profitability Dependent on Membership Levels."



     Interest expense increased $1.6 million, or 82.4%, to $3.6 million in 1995 from $2.0 million in 1994. The increase is attributable to a higher average outstanding balance under the Company's Credit Agreement, as well as borrowings, under the Receivable Line of Credit during 1995 which was unused in 1994.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993


     Net revenues increased by $17.6 million, or 117.4%, to $32.6 million in 1994 from $15.0 million in 1993, due primarily to the opening of five new Q Clubs during 1994 which contributed $5.0 million, or 33.3%, of the increase and the resulting 79.5% increase in club operating months to 70 months in 1994 from 39 months in 1993. Of the total $17.6 million increase in net revenues, $15.9 million is attributable to membership revenue which increased 120.8% from $13.1 million in 1993 to $29.0 million in 1994, $0.9 million is attributable to finance charges earned which increased from $1.1 million in 1993 to $2.0 million, or 72.7%, in 1994 and $0.9 million is attributable to ancillary service fees which increased 127.6% from $0.7 million in 1993 to $1.7 million in 1994. Membership revenue increased as a result of new membership revenue increasing 135.1% to $22.0 million in 1994 from $9.4 million in 1993, primarily due to the opening of new clubs, and dues and renewals revenue increasing 85.3% from $3.8 million in 1993 to $7.0 million in 1994 due to a 54.0% increase in the number of membership contracts along with the Company's original three clubs attaining an age during 1994 whereby a significant number of memberships became eligible for renewal. Finance charges earned increased as a result of the increase in the installment contracts receivable outstanding. Ancillary service fees increased commensurate with the increase in membership revenues and as a result of a larger number of Q Clubs.



     Selling and promotion expenses increased $7.8 million, or 149.1% from $5.2 million in 1993 to $13.0 million in 1994, and increased as a percentage of net revenues by 5.1% from 34.8% to 39.9%. The overall increase was primarily the result of opening five clubs in 1994 resulting in a 79.5% increase in the number of club operating months and significant increases in pre-opening and advertising expenses associated with the grand openings. The increase as a percentage of net revenues was due primarily to higher preopening expenses in 1994 attributable to the larger number of clubs opened, from one in 1993 to five in 1994. Selling and promotion expenses as a percentage of net revenues are higher in new clubs and decrease as clubs mature.



     Cost of membership services increased $3.8 million, or 128.8%, to $6.7 million in 1994 from $2.9 million in 1993, primarily as a result of the increase in the number of club operating months and increased staff required to service a growing membership base and increased as a percentage of net revenues by 1.0% to 20.4% in 1994 from 19.4% in 1993. The increase in cost of membership services as a percentage of net revenues was due primarily to an increase in occupancy expenses associated with one sale-leaseback transactions occuring during 1993 and two such transactions in 1994. As a result, the number of club operating months under lease increased from seven in 1993 to 23 in 1994.



     General and administrative expenses increased 85.8% or $1.5 million to $3.3 million in 1994 from $1.8 million in 1993, but decreased as a percentage of net revenues to 10.2% from 12.0%. The $1.5 million increase was primarily the result of adding new management and staff positions and expansion of office facilities to support the growth of the Company. In addition, expansion into new markets caused an increase in travel expenses.



     The provision for doubtful accounts increased by $3.9 million, or 144.5%, to $6.7 million in 1994 from $2.7 million in 1993. The provision for doubtful accounts as a percentage of net revenues increased from 18.1% in 1993 to 20.4% in 1994, attributable to the maturing of the installment contract receivables. The allowance for doubtful accounts as a percentage of net (of unearned finance charges) installment contracts receivable was 21.0% at December 31, 1994 compared to 23.0% at December 31, 1993, which compares with installment contract receivables charged off as a percentage of the average installment contracts receivable outstanding being 22.0% in 1993 and 23.0% in 1994.



     Interest expense increased $0.8 million, or 64.5%. The increase was primarily attributable to the issuance of the 10% Senior Subordinated Notes on December 29, 1993 and a higher average outstanding balance under the Company's Credit Agreement, offset in part by an increase in capitalized construction period interest.


     On May 1, 1993, the Company changed its tax status from an S to a C corporation for income tax purposes. As an S corporation, the Company was not subject to federal income taxes. As a result of this change, a provision for deferred taxes of $761,000 was recorded by the Company in the second quarter of 1993. The pro forma information has been computed as if the Company had been subject to corporate income taxes for all periods presented based upon the tax laws in effect during such periods.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations and expansion program to date through a combination of borrowings, sale-leasebacks of real estate, issuance of securities and net cash provided by operations. During 1993, the Company raised an aggregate of $4.65 million through the sale of Series A Preferred Stock, which will be converted into 882,909 shares of Common Stock immediately prior to the completion of the offering. In December 1993, the Company raised an aggregate of $15.0 million from the sale of its 10% Senior Subordinated Notes and detachable warrants to purchase an aggregate of 726,679 shares of Common Stock at $.01 per share. In May 1995, the Company raised an aggregate of $22.25 million through the sale of Series B Preferred Stock, which will be converted into 1,880,644 shares of Common Stock immediately prior to the completion of the offering. For the three months ended March 31, 1996 and 1995, net cash provided by operations totaled approximately $0.7 million and $0.2 million, respectively. For 1995, 1994, 1993 and 1992, net cash provided by operations totaled approximately $1.0, $0.2, $1.9 and $1.0 million, respectively.



     In October 1994, the Company entered into the Credit Agreement providing for revolving borrowings equal to the lesser of $24.0 million or the collateral limit, which is calculated by adding (i) the value of certain trust assets consisting of marketable securities pledged by Frank M. Leonesio and his wife;
(ii) the aggregate value of each Q Club owned by the Company (determined by taking the lesser of 35% of the appraised fair market value of each Q Club or $1.55 million); and (iii) 75% of the purchase price of any undeveloped property owned by the Company. See "Certain Transactions." The Company estimates that its current collateral limit under the Credit Agreement is approximately $24.0 million. At March 31, 1996, the Company had approximately $1.1 million of unused borrowing availability under the Credit Agreement. Approximately $17.9 million of the net proceeds of the offering will be applied to repay borrowings which are expected to be outstanding under the Credit Agreement. In the event that the net proceeds to the Company are less than $25.3 million, the amount used to temporarily reduce indebtedness under the Credit Agreement will be reduced on a dollar-for-dollar basis. See "Use of Proceeds."



     The Credit Agreement contains restrictive covenants that require, among other things, minimum levels of tangible net worth, certain membership levels at each Q Club, limitations on capital expenditures and the incurrence of additional indebtedness and the maintenance of certain financial ratios. Under the Credit Agreement, the Company is prohibited from declaring any dividends on its capital stock without the consent of its lender. Each of the Company's owned properties, except those which secure the Finova Loan Agreement as discussed below, is mortgaged to secure its borrowings under the Credit Agreement. In addition, Frank M. Leonesio and his wife have pledged certain of their personal assets to secure the Company's borrowings under the Credit Agreement. The maturity date of the Credit Agreement is November 30, 1997 at which time any outstanding amounts borrowed will be due. The Company intends to renegotiate the terms of the Credit Agreement upon completion of the offering, although no assurance can be given as to the availability or timing of such terms.


     The Company is currently negotiating for the sale-leaseback of three clubs in Dallas and for build-to-suit development of up to seven additional clubs with three commercial real estate groups.


     In addition, the Company has entered into sale-leaseback transactions with respect to its clubs located in Memphis, Phoenix, Scottsdale, Austin and Bedford, Texas which provided aggregate proceeds of approximately $25.8 million. The Company is currently negotiating similar sale-leaseback transactions relating to either existing or new health clubs. See "Business -- Q Club Locations."


     In January 1996, the Company entered into a Loan and Security Agreement with Finova Capital Corporation (the "Finova Loan Agreement") providing for a term loan of $13.5 million funded at closing (the "Initial Advance") and a potential additional advance of $1.5 million available after the first quarter of 1997, contingent upon the Company meeting certain financial tests (the "Additional Advance," collectively, with the Initial Advance, the "Finova Loan"). The Finova Loan requires monthly payments of interest and principal calculated by amortizing the outstanding principal over a 144-month period, with all remaining principal due in a lump sum in February 2001. A prepayment premium for early payment of the principal decreases from five percent to zero percent over the term of the loan.

     The Finova Loan is secured by (i) first priority mortgages or deeds of trust on the Company's Las Vegas, Tempe, Jacksonville, Mesquite, Texas and Sugarland, Texas Q Club locations (the "Finova Collateral Properties"); (ii) first priority security interests in the membership contracts, equipment leases, fixtures, personalty and intangibles relating to the Finova Collateral Properties; and (iii) a $4.0 million key man life insurance policy on the life of Frank M. Leonesio. The Mesquite facility and related collateral is subject to release after fiscal 1996 to the extent the Company achieves an operating cash flow to debt ratio of 1.3 to 1.0 with respect to the Finova Collateral Properties, excluding Mesquite. In addition, the Finova Loan contains certain restrictive covenants, including financial covenants, which are substantially similar to those contained in the Credit Agreement.



     In April 1995, the Company entered into the Receivable Line of Credit, which provides for revolving borrowings up to $4.0 million secured by first priority security interests in the membership contracts of the Austin, Phoenix, Scottsdale, and Bedford, Texas Q Club locations. The Receivable Line of Credit requires monthly payments of interest at 13% and quarterly payments of 0.75% of the unused portion. The Receivable Line of Credit matures on December 1, 1996 at which time any amounts outstanding will be payable in 36 equal monthly installments of principal together with interest on the balance at prime plus 4.5%. At March 31, 1996, the Company had $2.9 million of unused borrowings available under the Receivable Line of Credit.



     In 1990, the Company entered into a loan agreement with Frank M. and Melissa A. Leonesio providing for the borrowing of $2.0 million (the "Shareholder Note"). The Shareholder Note provides for payments of interest only at the rate of prime plus 0.5%. The Shareholder Note matures on January 1, 2001 and allows the Company to prepay all or any portion of the principal upon completion of an initial public offering or achieving certain financial results. Approximately $2.0 million of the net proceeds of the offering will be applied to pay off the Shareholder Note. See "Use of Proceeds" and "Certain Transactions."



     The Company's primary capital requirements are used to finance the construction of new Q Clubs. Each of the Company's existing clubs has been newly constructed. It is anticipated that new clubs will also be newly constructed. The Company expects to open approximately four additional Q Clubs during the remainder of 1996 and approximately 13 in 1997. Based on its experience to date, the Company estimates that the cost to build a new Q Club will average approximately $6.5 to $7.5 million, depending on the particular real estate market in which the club is located. The Company typically leases the exercise equipment and furnishings in each new club for an initial period of four to five years at an annual cost ranging from $240,000 to $300,000 per club. The Company expects to reborrow approximately $19.0 million under the Credit Agreement and the Receivable Line of Credit, which will have been reduced by a like amount out of the net proceeds of the offering, to fund in part the opening of approximately seven new Q Clubs during the remainder of 1996 and in early 1997, although two of the seven are anticipated to be build-to-suit lease transactions. See "Use of Proceeds."



     The Company expects that funds from future operations, additional borrowings under the Credit Agreement and net proceeds from the offering will be sufficient to fund its operations and expansion program over the next two years. In addition, the Company anticipates that it will enter into additional sale-leaseback transactions of existing and new clubs to provide, along with cash from operations, funds for new club openings thereafter. The Company also anticipates that it will enter into build-to-suit lease transactions as part of its expansion program. The Company may also seek additional financings from new debt or equity securities offerings. The Company's ability to access additional capital may be adversely affected by risks attendant to the market for the Company's Common Stock. See "Risk Factors -- Absence of Public Trading Market; Possible Volatility of Stock Price" and "-- Shares Eligible for Future Sale; Registration Rights and Potential Adverse Effect on Stock Price." Further, there can be no assurance that the Company will have access to adequate sources of liquidity to finance future expansion. The Company's future expansion may be limited if it is unable to complete the opening of new Q Clubs due to the lack of available funds. See "Risk Factors -- Possible Inability to Obtain Sufficient Capital for Expansion."


RECENT ACCOUNTING STANDARDS

     Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" was issued in 1995 to prescribe the accounting and reporting for all stock-based compensation plans, and is effective in 1996. Companies may elect to adopt the fair value method prescribed under Statement 123 or to remain under the existing rules of Accounting Principles Board Opinion No. 25's intrinsic value method for recognition of compensation expense. The Company has elected to continue to account for its stock-based compensation in accordance with APB No. 25. Additional disclosures will be required in 1996 in accordance with Statement 123.


     Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in 1995 and requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. The Company adopted Statement 121 in the first quarter of 1996 and the adoption of the Statement 121 had no significant impact on its financial statements.


EFFECT OF INFLATION


     Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, fixtures and fitness equipment and costs associated with constructing new clubs. The Company does not believe that inflation has had any material effect on the Company's business over the past three years. However, a future material increase in inflation would materially increase the Company's liquidity needs relating to future expansion. See "Risk Factors -- Possible Inability to Obtain Sufficient Capital for Expansion."

                                    BUSINESS

GENERAL


     Q Clubs Inc. operates large (approximately 44,000 to 47,000 square foot), high quality, full-service health clubs at attractive prices under the name "Q The Sports Club" in large metropolitan areas located in the southern and southwestern regions of the United States. The Company opened its first Q Club in November 1990 and currently operates 16 Q Clubs. It anticipates opening approximately four additional Q Clubs during the remainder of 1996 in Florida and approximately 13 additional clubs in 1997. The Company's objective is to establish itself as the first nationwide operator of commercial health clubs employing a standardized facility and uniform operations under a highly recognizable brand name. The Company believes that it has developed a unique standardized operating strategy and a proprietary sales and marketing system that is designed to enable the Company's Q Clubs to achieve membership levels at maturity (usually four to five years after opening) ranging from 9,000 to 14,000 members per club as compared to the industry average of 1,500 to 3,200. The Company offers its high quality services at prices that the Company believes are substantially less than health clubs that offer comparable amenities. In developing its operating strategy, the Company has sought to capitalize on the increasing health and exercise commitment of older Americans by designing and marketing its Q Clubs to appeal to a target segment composed of individuals in the 35 and older age group, which comprise a majority of Q Club memberships.



     The Company's founder and principal stockholder, Frank M. Leonesio, has 28 years of experience in the health club industry. After successfully expanding a health club chain for women, in 1972 Mr. Leonesio founded Scandinavian Health Spa, Inc. ("Scandinavian"), the nation's first commercial unisex health club. Mr. Leonesio sold Scandinavian to Bally Total Fitness Holding Corporation, formerly Bally's Health and Tennis Corporation (which operates under the trade name Bally Total Fitness) ("Bally's") in 1984. At the time of the sale to Bally's, Scandinavian operated 35 health clubs generating annual revenues of approximately $25 million. Following the sale, Mr. Leonesio served as a Senior Vice President of Bally's, where he expanded his former company into a 95-club division within Bally's that generated over $250 million in annual revenues. Among the Company's other executive officers, Richard A. Intorcio (Senior Vice President and Treasurer/ Controller), Stephen J. Currier (Senior Vice President of Marketing and Sales) and John J. Leonesio (Senior Vice President of Operations) each have over 16 years of experience working with Frank Leonesio in the health club industry. In addition, the Company's Chief Financial Officer, Thomas J. Klimback, has 25 years of experience working with retailers such as Petstuff Inc., Office Products of America, Inc., Sports Giant (a division of Builders Square) and Grace Retail Corporation.


INDUSTRY OVERVIEW


     The health club industry is highly fragmented. The Company estimates that there are less than 15 companies that own and operate more than 25 facilities. In a 1996 report, IHRSA, a trade association comprised of higher-end sports and fitness clubs, estimated that there are approximately 12,000 commercial fitness centers in the United States and that revenue generated from membership fees from such facilities will approximate $8.25 billion. The Company believes that smaller operators of health facilities will find it increasingly difficult to compete with the operators of larger health clubs, who are able to offer their members a wide range of exercise alternatives at more economical membership prices. The health club industry has grown in the past two decades as the public has become increasingly aware of the benefits of regular exercise and physical fitness. ASDI reported in its most recent industry study that in 1995, health club memberships have grown 64% for the 35 to 54 year old age group and 70% for the 55 and older age group (which groups together represent the Company's target market segment) between the years 1987 and 1994. This compares to a 26% growth in memberships among the 18 to 34 year old age group, which is the traditional target market for many of the Company's competitors. ASDI further reports that approximately 20 million Americans, or 8.6% of the total U.S. population, are currently members of a health club. Based on the ASDI report, the Company estimates that among Americans with incomes greater than $50,000, 15.4% have health club memberships.


     The Company believes that the increased interest of employers in the health and wellness of their employees provides another substantial growth opportunity. The interest by employers results from the perception, supported by industry surveys, that exercise programs can reduce overall health care costs. Similarly, the Company believes opportunities exist as a result of the growing number of insurance companies that are reimbursing or subsidizing their subscribers for health club memberships. The Company does not presently participate in any insurance company subsidized programs.

Q CLUB STRATEGY

     The Company's objective is to establish itself as the first nationwide operator of commercial health clubs employing a standardized facility and uniform operations under a highly-recognizable brand name. The Company's strategy is to offer its members health and fitness services including a large assortment of exercise options and health and fitness services in a state-of-the-art facility, supported by a large, service-oriented staff at economical membership prices. The key components of this strategy are:

     - Developing a Unique, Branded Concept -- Q The Sports Club. Q Clubs are designed to attract people who may not otherwise be drawn to more typical health club facilities by creating an enjoyable and comfortable environment for club members and their families. The Company has sought to target the increasing health and exercise commitment of older Americans by designing, operating and marketing its Q Clubs to appeal to the 35 and older age group, which comprises a majority of the Q Club memberships. According to industry studies, this group represents the fastest growing segment of the health club industry. The Q Club concept is especially designed to address and overcome commonly perceived shortcomings of traditional health and fitness clubs, such as overcrowding, inconvenient location, high membership costs and intimidating atmosphere. For example, the Company provides a less intimidating atmosphere through enforcing a dress code that requires all members to wear conservative exercise apparel.


     - Building Uniform, High-Capacity Clubs. The Company has designed its prototype Q Club to provide members with the convenience of a large variety of exercise options and services at a single location. The Company believes based on ASDI's industry study that the Q Club's efficient design, which can accommodate more than 2,000 users per day, permits utilization of its space (in mature clubs) at more than double industry averages in terms of memberships per square foot. Each Q Club includes an abundance of state-of-the-art exercise equipment in order to handle the large membership base and minimize waiting. Upon reaching a mature membership level (typically in four to five years), Q Clubs are expected to range from approximately 9,000 to 14,000 members per Q Club, which is significantly greater than the industry average of 1,500 to 2,500 members per club. The Company believes, based on its operating experience to date, that the membership level of a Q Club is typically a function of the age of that club. As of May 7, 1996, the average membership level for all Q Clubs was 9,185 members (with an average club age of 22 months). The Company's three core clubs (with an average club age of 61 months) had a higher average membership level of 12,597 members per club. While smaller than "megaclub" concepts that include racquet sports, basketball courts or other "sport" concepts, the Company believes the Q Club concept achieves a higher pre-tax income for mature clubs, as evidenced by the 13.8% pre-tax income, as a percentage of revenue, of the Company's three core clubs as compared to an industry average of 9.4% for such larger facilities. The Company's standardized Q Club design format provides economies of operation and permits efficiencies in management and staff training. The standardized Q Club design also provides for more efficient future construction and expansion, by reducing costs. In addition, the Company has developed a highly effective, centralized and systematic approach to club operations, sales and marketing.


     - Providing a Broad Array of Services at Attractive Prices. The Company seeks to provide its members with excellent value by providing them with a high quality experience at an economical membership price. In general, an individual Q Club membership consists of an initiation fee ranging from $149 to $249 with a 24 or 36 month dues commitment of $29 to $39 per month. Because of each Q Club's large membership base, the Company is able to offer membership plans priced at what it believes to be approximately half the price of the national average for other health clubs that offer comparable amenities. Each Q Club offers a variety of innovative and specialized programs to its members in addition to providing them with a state-of-the-art exercise facility. The Company has developed over 25 special programs designed to address many of the typical health issues facing its members, including educational instruction on such topics as proper nutrition, stress reduction, lower back pain prevention, arthritis management and high blood pressure management. Another service offered at each club is a supervised fitness and child care facility, known as Q 4 Kids, where members can leave their children while exercising at the clubs. In addition, the Company recently expanded its ancillary services by introducing physical therapy as leased departments at six of its Q Clubs through an arrangement with Physiotherapy Associates, Inc.

     - Utilizing an Advanced Sales and Marketing Program. One of the Company's key marketing strategies is to establish a dominant presence and maintain a high level of brand name recognition in its markets. To create brand awareness and identify prospective members, the Company maintains extensive advertising and marketing programs in each of its markets. These programs include local television advertisements and direct response sales activities which generate substantial new member activity at the opening of clubs and help to grow the membership base over time. The Company has developed a technology-based membership lead and sales tracking system that management believes is more sophisticated than that of any other in the industry.

     - Employing a Highly-Trained, Service-Oriented Staff. Management places a high priority on service as it believes member satisfaction is measured on a daily basis. As a result, each Q Club has a staff of approximately 85 full- and part-time employees, including personal trainers, exercise consultants, massotherapists, sales associates and maintenance personnel. Each staff member completes in-house training and each personal trainer must be certified by an accredited health institution and hold a Bachelor's degree in exercise or another health-related discipline. Through a variety of training programs, the Company seeks to instill in its employees the Q Club's emphasis on service. To further promote the Company's service orientation, a portion of the total compensation of each Q Club's operations manager is based on monthly satisfaction surveys completed by club members.

Q THE SPORTS CLUB

     The Facility. All existing Q Clubs are substantially identical in design and operation and the Company expects that all new Q Clubs will follow this same general model. Each Q Club is a custom-built, approximately 44,000 to 47,000 square foot, two-story building on five to six acres of land, with approximately 350 well-lighted parking spaces, and decorated in a contemporary motif with high quality furnishings. The Q Club entrance features a two-story glass atrium with an adjoining lounge and non-alcoholic beverage center. The first level contains an indoor 25-meter, five-lane, lap pool, the Q 4 Kids fitness and child care facility, towel service, locker rooms, a large whirlpool, steam room and sauna. The second level contains a 22,000 square foot exercise room with over 300 pieces of state-of-the-art exercise equipment. Throughout the main exercise room there are a number of mounted television sets with local audio transmission to permit members to listen through their own audio headsets if they so desire. For strength development, each club contains complete lines of progressive resistance exercise equipment from manufacturers such as Cybex, Nautilus, Kaiser, Sprint or Pyramid, as well as a substantial amount of free weights. In order to provide its members with the benefits of the latest advances in exercise technology, the Company continuously reviews, tests and, when appropriate, purchases newly introduced lines of health equipment. Each Q Club has two mirrored aerobic exercise rooms with cushioned hardwood floors measuring 2,000 and 3,000 square feet in size, respectively, and a 16-station, 30 minute express workout area. Aerobic dance and step classes are conducted throughout the day on an hourly basis. Each Q Club also contains tanning booths for use by members upon payment of an additional fee.

     Each Q Club is designed and operated to create an enjoyable and comfortable environment for club members and their families. To maintain appearances, cleaning and maintenance activities are conducted throughout all hours of club operation, rather than only during periods in which the Q Club is closed. In addition, the Company enforces a dress code that requires its members to wear conservative exercise apparel, thereby making members feel more comfortable regardless of fitness level.


     Personnel and Training. In order to ensure a high level of service to each member, each Q Club employs approximately 90 full- and part-time employees, including personal trainers, fitness instructors, massotherapists, salespeople and maintenance personnel. Management of each club is divided between the sales and marketing manager, who is responsible for membership sales and the hiring and training of sales associates, and the operations manager, who is responsible for the day-to-day operations of the club, including responsibility for member satisfaction, hiring and training operational personnel, work scheduling and maintenance activities. The Company hires as club managers individuals who have proven sales or operational experience, as the case may be, in the health and fitness industry, preferably within the Company's organization.


     The personal trainers, aerobic dance professionals and massotherapists comprise over 35% of each club's staff. Personal trainers complete a minimum of 120 hours of in-club training before they are permitted to provide instruction to members. Personal trainers are required to be certified by an accredited health institution and to hold at least a Bachelor's degree in exercise or another health-related discipline. Personal trainers are responsible for leading new member orientation classes, teaching educational seminars and handling one-on-one personal training instruction. The aerobic dance instructors also are required to be certified by accredited organizations. All personal trainers and exercise consultants are centrally located at a service desk in the center of the main exercise area in order to be easily accessible to members.



     Q 4 Kids. The Company believes that providing children with a fun and safe play environment is an important factor in attracting families to join the Q Clubs. As a result, each Q Club contains a supervised fitness and child care facility where members can leave their children while exercising at the club. Each Q 4 Kids center contains a variety of entertainment options for children. While attending Q 4 Kids, children can engage in a variety of free play and planned activities, many of which are designed to promote physical fitness. The Company has installed in its Q 4 Kids center a variety of specialized exercise equipment, such as "ball crawls" similar to that found in commercial children's playcenters. See "Risk Factors -- Potential Liability."


     Innovative Programs and Services. Each Q Club offers a variety of innovative programs and services to its members in addition to providing them with a state-of-the-art exercise facility. For example, each club offers personal training services to members for an additional hourly fee. The Company also sponsors a variety of exercise and health programs that provide educational instruction to members on such topics as proper nutrition, stress reduction, lower back pain prevention, arthritis management and high blood pressure management. Exercise programs include boxercise, body building, aquatics, soft exercise and pre/post-natal exercise. In addition, each club offers a variety of exercise and health programs to non-members for a specified fee, such as self-defense and nutrition classes. The Company believes that participation in such programs by non-members is an effective advertising tool and will lead many such participants to purchase memberships. The Company has assembled a national board of advisors, comprised primarily of physicians and other health care professionals, to review and evaluate the exercise programs offered at each club. In addition, each club has affiliated physical therapists who are available to club members on the premises.


     Physical Therapy Leased Department. In six clubs, including five clubs in Dallas and one in Memphis, the Q Club provides physical therapy services to the general public and its member base through an arrangement with Physiotherapy Associates, Inc. ("PAI"), a subsidiary of Stryker Corporation, a diversified medical products and services-based operation with specialized emphasis in orthopedic applications and physical therapy. "Physiotherapy Associates at the Q" is a leased department arrangement, whereby PAI provides a full array of physical therapy services, including evaluations, application of physical modalities, mobilization, exercise, functional training and orthotics. The leased departments are staffed by licensed or certified physical therapists and related professionals. Physiotherapy at these Q Clubs is located on the second floor in a specially designed physical therapy center which includes four treatment rooms, an office, a waiting room and an entrance from the exercise floor. "Physiotherapy Associates at the Q" is marketed by both PAI and the Q Club. If the performance of the existing six centers meet expectations, "Physiotherapy Associates at the Q" may be expanded to other Q Clubs.


     Membership Plans. The Company offers its members three principal types of membership plans: (i) Gold (term) membership (representing approximately 66% of the Company's membership in 1995), which permits a member to join for a commitment period of two or three years, and pay a fixed fee over the membership term, (ii) Platinum (prepaid term) membership (representing approximately 22% of the Company's memberships in 1995), which permits a member to prepay the membership fee (at a 15% discount) in a lump sum payment at the beginning of the commitment period, which is two or three years, or the member may divide the fee and pay installments during the first three months of the commitment period and (iii) month-to-month (dues) membership (representing approximately 12% of the Company's memberships in 1995), which permits a member to pay a monthly fee, without any further commitment, after the payment of a nonrefundable initiation fee. The membership plans differ primarily in term, renewability and the inclusion of certain additional in-club services. From time-to-time, the Company also offers special discounts on membership plans and other promotional arrangements particularly during each club's initial membership enrollment period. Membership plans generally require an initiation fee ranging from $149 to $249. The Company permits new members to spread the payment of the initiation fee over a three-month period.

     In addition to the one-time initiation fee, members must pay monthly membership dues in order to maintain their membership privileges. Most membership plans require members to pay such monthly payments for a specified period, generally 24 or 36 months, which are generally renewable on a monthly basis after the expiration of such period at comparable prices. The Company also has membership plans which permit a member to continue membership on a month-to-month basis after the payment of the initiation fee. Monthly dues for Q Club members range from $29 to $39 per month depending upon the particular membership plan. The Company believes that its average membership dues are substantially less than the amount charged by other multi-recreational clubs.

     The Company also offers corporate membership plans to businesses in the vicinity of each of its Q Clubs. A corporate membership allows for a discount per employee on initiation fees and on monthly dues when a certain number of individual memberships are purchased by employees of the same corporation. Discounts vary based on the number of memberships purchased with the average discount approximating 10%. Approximately 25% to 30% of the Company's memberships are sold through this program.


     The Company offers its members two methods for the payment of monthly dues, electronic funds withdrawal and automatic credit card charge. Under either method, a predetermined amount is automatically transferred monthly from a member's checking or savings account or charged to the member's designated credit card. The Company has found that these two methods of payment are superior from a collection standpoint than the industry's more traditional monthly statement or coupon book method, which requires a member to mail a check, accompanied by a payment coupon to the health club. See "Risk Factors -- Possible Adverse Consequences of Deferred Revenue Recognition Policy" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations."



     Hours of Operation. In order to provide maximum flexibility to its members, each Q Club operates a seven-day, 109 hour week. Normal hours are 5:00 a.m. to 11:00 p.m. on weekdays and 8:00 a.m. to 8:00 p.m. on weekends. Each Q Club is designed to accommodate more than 2,000 workouts per day.


SALES AND MARKETING

     In order to attract and maintain mature membership levels of 9,000 to 14,000 members per club, the Company has designed a sophisticated sales and marketing program that is implemented at both the centralized corporate level and club level. Because of the importance of sales and marketing to new member generation and retention, the Company devotes substantial resources to this effort at each of its Q Clubs. In 1996, the Company expects to spend approximately $5.7 million for advertising and promotional activities as compared to expenditures of approximately $3.6 million and $2.3 million for 1995 and 1994, respectively. Approximately one-half of the prospects that eventually become members of the Q Club are generated by marketing activities conducted at the corporate level while the other half are generated from marketing activities conducted at the club level.

     Corporate Marketing. At the centralized corporate level, the Company engages in a variety of direct response marketing programs in order to create a high level of consumer awareness and brand name identity in each of the markets in which it operates. The Company uses television as its principal media for advertising and has developed a series of commercials featuring the Company's founder, Frank M. Leonesio, together with a well-known television personality. A typical commercial often involves a light-hearted discourse between Mr. Leonesio and the television celebrity that serves to illustrate one of the unique operating features of a Q Club. These commercials are televised on network television stations located in the markets in which the Company operates its Q Clubs and usually advertise a toll-free number prospective members may call to obtain further information. In addition, these commercials are often used to introduce special discounts on membership plans and other promotional arrangements. In addition to television, the Company also promotes its Q Clubs through direct mailings to prospective members, typically individuals living within a five-mile radius of a Q Club. Like the Company's television commercials, the direct mail literature also contains a toll-free number for prospective members to call for further information.


     Through its television and direct mail advertising programs, the Company's strategy is to become the dominant health club advertiser in each market where it operates a Q Club. Initially, the Company selected its original Q Club locations in order to become the dominant health club advertiser in a cost-effective manner while operating a single facility in that market. Currently, the Company's expansion strategy is to open clusters of Q Clubs in the suburbs of large metropolitan areas in order to increase the efficiency of its marketing and advertising programs. See "Expansion Strategy."

     The Company's advertising and sales efforts are directed toward its target market, the 35 and older age group. For example, one of the Company's commercials discusses the Company's dress code as a means of conveying the non-intimidating atmosphere at each Q Club. The Company positions itself as a family-oriented operation. In its marketing programs, the Company emphasizes many of its special programs and services designed to appeal to the target market, such as its Q 4 Kids fitness and child care facility, low impact exercise programs and educational instruction on such topics as stress reduction, lower back pain prevention and high blood pressure management. The Company believes that an operating and marketing strategy to appeal to the 35 and older age group will enhance its competitive advantage over more traditional health clubs as the current demographic trends accelerate throughout the remainder of the decade. Another important part of the Company's marketing program is the pricing of its membership plans. Because of its large customer base and unique operating strategy, the Company is able to offer membership plans priced at what it believes to be substantially less than the national average for other large health clubs with similar amenities.

     In order to determine the effectiveness of its marketing programs, the Company collects data from each of its clubs to track the level of new membership interest generated from each of its marketing programs. For example, each new member is given a questionnaire upon enrollment in a Q Club that requests the source from which the new member was first introduced to the Q Club. This information is used to generate a computer data base from which the Company can monitor and evaluate its existing marketing programs. Similarly, the Company monitors each of its television commercials by tracking the number of telephone inquires generated from such commercial.

     Q Club Marketing. The Company's corporate sales and marketing activities are specifically designed to support the sales and marketing activities conducted at the club level. Each Q Club generally has a 15 person sales and marketing staff that implements a proprietary telemarketing system to solicit new membership sales. Typically, each in-club sales staff is comprised of a sales and marketing manager, 8-10 sales associates, who generally have a Bachelor's degree or have past sales experience, two departmental supervisors, who are responsible for monitoring the effectiveness of each sales associate and a data entry person, who inputs information about prospective members into the Company's data base system. In addition, each Q Club has a corporate membership representative whose principal responsibility is to solicit corporate memberships from businesses operating in the vicinity of the Q Clubs.

     In addition to the new membership interest that is generated from the sales and marketing activities conducted at the corporate level, each Q Club engages in a variety of in-club membership activities to identify prospective members. Each prospective member that is identified from the Company's marketing activities is assigned to a sales associate for follow-up sales activity. The results of such sales activity is monitored by the Company through its database system and the sales associate receives feedback relating to his sales performance on a weekly basis. A large portion of each sales associate's annual compensation is tied to both the number and type of new memberships sold. The Company supports its sales associates by developing innovative programs designed to assist them in their selling effort, such as the ability to give prospective members a free two-week trial membership.

     The Company continually evaluates its operating systems and develops and tests new marketing systems. For example, the Company is developing a new proprietary data-based sales production system, known as the TurboLead System, designed to efficiently utilize the information collected through both corporate and local marketing activities in order to provide its sales force additional focus on the most likely sales leads. The system enables a salesperson to classify consumers into market segments, and it then prioritizes the leads according to lead type, offer, or call back date. The TurboLead System tracks each lead to maximize an individual salesperson's results, and then generates reports on a salesperson's efficiency, telemarketing activity, lead status, appointment show percentage and closing percentage. The effectiveness of the Company's advertising and promotions is also tracked by the TurboLead System. The system captures and records every consumer inquiry (lead) from 10 different lead sources, including telephone inquiries and walk-ins, and tracks them through appointment shows to sales. This information can then be used to analyze marketing efficiency and overall activities to determine the most cost effective strategy. The new system has been developed and tested in the Scottsdale location and will be introduced on a wider scale in the new Florida locations.

     Pre-opening Marketing. The Company typically begins to market and sell memberships to a new Q Club five to six months prior to its scheduled opening. Initially, the Company's marketing effort is focused upon introducing the Q Club to its target market generally by televising a series of commercials that describe the many amenities offered at a Q Club. During this period, the Company offers a variety of special discounts on membership plans and other promotional arrangements in order to attract new members. To supplement its television advertising, the Company conducts a series of direct mailings to households and businesses generally located within a five mile radius of the new Q Club. These direct mailings invite potential members to a "sneak preview" of the club, which permits the potential member to get a free guided tour of the club one to two days in advance of its scheduled opening. Each opening of a new Q Club is scheduled on a Saturday and is accompanied by a grand opening party that all new members and prospective members are invited to attend. Each grand opening party features live entertainment, food and beverages. The Company will continue to offer special discounts for a limited period following a grand opening to continue to attract new members. The Company follows substantially the same preopening marketing process with respect to the opening of each of its new Q Clubs.


     Refurbishing of Clubs. The Company believes that maintaining a fresh appearance for its facilities is an important part of its marketing program. Accordingly, as clubs age, each Q Club's ability to maintain and grow its membership base over time requires the Company to refurbish clubs in a timely manner, typically every four to five years. The Company estimates based on its current experience that the cost of refurbishing a club approximates $1.3 million. Each refurbishing includes not only a refurbishing of the physical facility but also a replacement of the exercise equipment with newer state-of-the-art equipment. The refurbishment culminates in a re-grand opening of the Q Club to enhance the marketing effort for such club. See "Risk Factors
- -- Costs Associated With Refurbishing Existing Clubs."


EXPANSION STRATEGY


     The Company's current expansion strategy is to open clusters of Q Clubs in the suburbs of major metropolitan areas that meet its demographic and competitive criteria. The Company has implemented this strategy in the Dallas (five clubs), Houston, (four clubs) and Phoenix (three clubs) metropolitan markets. The Company believes that clustering its Q Clubs will provide economies of scale in construction, advertising, marketing and managerial costs. Within a specific market, the Company's site selection strategy attempts to locate Q Clubs within a five mile radius with a population of at least 175,000 individuals with a median household income of at least $40,000 and 100,000 day-time workers. Q Club sites are selected after a detailed analysis of the surrounding area demographic characteristics, parking, traffic count and patterns, real estate availability and competitive conditions. Despite the Company's implementation of a cluster strategy, the Company may open a single Q Club in a geographic market where market and competitive conditions indicate that such a strategy will be successful. See "Risk Factors -- Risks Associated with Expansion Plans" and "-- Risks Associated with Regional Concentration of Operations."

     The Company plans to open approximately four Q Clubs in Florida during the remainder of 1996 and approximately 13 additional Q Clubs in 1997. Presently, the Company estimates that there is a potential market for approximately 200 Q Clubs in the United States.


     To ensure its ability to successfully implement its uniform operating procedures at all of its Q Clubs, the Company expects that all of its future expansion will come from the construction of additional Q Clubs in new and existing markets and not through the acquisition of existing health clubs. The Company believes that its standardized operations will permit it to accomplish its aggressive expansion strategy while ensuring a consistently high quality experience for each of its members at either a new or existing Q Club.


     The Company's experience has been that it can open a new Q Club for business within six months after acquiring the necessary real estate. Based upon its experience to date, the Company estimates that its cost to acquire land and build a new Q Club has ranged from approximately $6.5 to $7.5 million, depending upon the particular real estate market in which the club is located. In addition, based on the Company's recent experience, the Company estimates that it requires an additional $1.0 million to fully equip each new Q Club. Historically, the Company has acquired such equipment through third party leasing arrangements. The Company begins to market and sell memberships to a new Q Club five to six months prior to its opening and a new club typically opens with approximately 1,400 members, depending upon the length of the presale period. Q Clubs typically reach a mature membership level of approximately 9,000 to 14,000 members per club during their fourth or fifth year of operation. See "Risk Factors -- Possible Fluctuation of Quarterly Financial Results Due to New Club Openings" and "-- Possible Adverse Consequences of Deferred Revenue Recognition Policy."


COMPETITION


     The health club industry is highly competitive and fragmented. IHRSA estimates that there are over 12,000 commercial fitness facilities in the United States, although the Company believes that there are only approximately 15 companies that own and operate more than 25 health clubs. The largest operator of commercial health clubs in the United States, Bally's, operates over 300 health clubs under various trade names. The Company believes that the principal competitive factors influencing its business are the breadth of exercise activities and programs available, the level of customer service to members, membership costs, club appearance and cleanliness, lack of crowding and location of competing clubs. Within each market in which it operates, the Company competes with other health clubs, physical health and recreational facilities established by local governments and businesses for employees, the YMCA and YWCA, and to a lesser extent, racquet and tennis clubs, country clubs and weight reducing salons. The Company also competes with the manufacturers of home health equipment, which certain individuals purchase in lieu of joining a health club. See "Risk Factors -- Competition."


Q CLUB LOCATIONS


     The Company currently operates 16 Q Clubs and has nine additional Q Clubs under development. The Company's existing prototype building is approximately 47,300 square feet, which is somewhat larger than its earlier clubs. The following tables set forth certain information with respect to those Q Clubs that are open and those which are under development:


                           EXISTING Q CLUB LOCATIONS

                                                                  APPROXIMATE
       METROPOLITAN AREA                   ADDRESS                SQUARE FEET       MONTH OPENED
- -------------------------------  ---------------------------      -----------     -----------------
Memphis, Tennessee.............  1285 Ridgeway Rd.                   44,382       November 1990
                                 Memphis, TN 38119
Jacksonville, Florida..........  1731 Wells Rd.                      44,382       March 1991
                                 Orange Park, FL 32073
Austin, Texas..................  10616 Research Blvd.                44,727       May 1991
                                 Austin, TX 78759
Phoenix, Arizona...............  2145 East Baseline Rd.              44,400       September 1993
                                 Tempe, AZ 85283

                                                                  APPROXIMATE
       METROPOLITAN AREA                   ADDRESS                SQUARE FEET       MONTH OPENED
- -------------------------------  ---------------------------      -----------     -----------------
Phoenix, Arizona...............  3233 East Camelback Rd.             44,400       January 1994
                                 Phoenix, AZ 85018
Phoenix, Arizona...............  13220 N. Scottsdale Rd.             44,400       June 1994
                                 Scottsdale, AZ 85254
Houston, Texas.................  7300 West Greens Rd.                46,700       October 1994
                                 Houston, TX 77064
Houston, Texas.................  1550 Post Oak Blvd.                 46,700       October 1994
                                 Houston, TX 77056
Houston, Texas.................  14111 Southwest Freeway             46,700       November 1994
                                 Sugar Land, TX 77478
Houston, Texas.................  10707 Westheimer Rd.                46,700       January 1995
                                 Houston, TX 77042
Las Vegas, Nevada..............  601 South Rainbow Blvd.             46,700       January 1995
                                 Las Vegas, NV 89128
Dallas, Texas..................  2100 Plaza Parkway                  46,700       December 1995
                                 Bedford, TX 76021
Dallas, Texas..................  1131 West Arbrook Blvd.             46,700       December 1995
                                 Arlington, TX 76015
Dallas, Texas..................  3600 Emporium Circle                46,700       January 1996
                                 Mesquite, TX 75150
Dallas, Texas..................  1375 E. Campbell Road               47,300       January 1996
                                 Richardson, TX 75081
Dallas, Texas..................  4600 W. Park Boulevard              46,700       January 1996
                                 Plano, TX 75093


                           Q CLUBS UNDER DEVELOPMENT


                                                                                   EXPECTED
                METROPOLITAN AREA                         LOCATION               OPENING DATE
- --------------------------------------------------  ---------------------      -----------------
Fort Lauderdale, Florida..........................  Coral Springs, FL          August 1996
Fort Lauderdale, Florida..........................  Plantation, FL             August 1996
Fort Lauderdale, Florida..........................  Pembroke Pines, FL         December 1996
Fort Lauderdale, Florida..........................  Cypress Creek, FL          December 1996
Dallas, Texas.....................................  Hulen, TX                  January 1997
Dallas, Texas.....................................  North Arlington, TX        January 1997
Denver, Colorado..................................  Denver, CO                 January 1997
Denver, Colorado..................................  Aurora, CO                 January 1997
Las Vegas, Nevada.................................  Las Vegas, NV              January 1997


     The Company constructed each of its existing Q Clubs and currently owns all but five facilities: two located in Phoenix, one in Memphis, one in Austin and one in Bedford, Texas which are all subject to sale-leaseback transactions pursuant to which the Company has entered into long-term lease arrangements (ranging from 18 to 25 years with additional renewal options) for such facilities. The Company received an aggregate of approximately $25.8 million from these sale-leaseback transactions. In order to provide the necessary financing for future growth, the Company is currently negotiating similar sale-leaseback transactions with respect to certain of its other existing and new health clubs. Each of the Company's owned properties is mortgaged to secure its borrowings under either the Credit Agreement or the Finova Loan Agreement.

     The Company's executive offices are located in Akron, Ohio and occupy approximately 10,000 square feet of leased office space under a lease expiring in 1997. The Company anticipates that its future expansion may necessitate larger office space and is currently analyzing its space needs in connection therewith.

TRADEMARKS

     The Company owns the registered trademark "Q The Sports Club" and believes that such trademark has become an important component in its advertising and marketing strategy. The Company believes that it has all the necessary trademark rights necessary to conduct its business.

EMPLOYEES


     As of December 31, 1995, the Company had 1,484 employees (approximately 630 of whom were employed full-time). The Company is not subject to any collective bargaining agreements. The Company considers its employee relations to be good. See "Risk Factors -- Risks Associated with Expansion Plans."


GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulations at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission, and of state and local consumer protection agencies, apply to the Company's advertising, sales and other trade practices.


     Statutes and regulations affecting the health and fitness industry have been enacted or proposed in all of the states where the Company conducts business. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, giving the member the right to cancel the contract within, in most cases, three business days after signing, requiring an escrow of funds received from preopening sales or the posting of a bond or proof of financial responsibility, and may establish maximum prices for membership contracts and limitations on the term of contracts. In addition, the Company is subject to numerous other types of federal and state regulations governing the sale, financing and collection of memberships, including, among others, the Federal Truth-in-Lending Act and Regulation Z adopted thereunder (which apply to the Company as a result of the Company's practice of collecting monthly dues from members through automatic credit card debiting), as well as similar state laws and state laws regarding debt collection. These laws and regulations are subject to varying interpretations by a large number of state and federal enforcement agencies and the courts. The Company maintains internal review procedures in order to comply with these requirements, and it believes that its activities are in substantial compliance with all applicable statutes, rules and decisions.


     Under state consumer statutes, a member has the right to cancel his membership for a period of three to ten days, depending on applicable law, and during such period is entitled to a refund of any down payment made. In addition, the Company's membership contracts provide that a membership may be cancelled at any time for death, permanent disability or relocation of 25 miles or more from an existing Q Club. The specific procedures for cancellation in these circumstances vary due to differing state laws. In each instance, the cancelling member is entitled to a refund of prepaid amounts only and no portion of the initiation fee.

LEGAL PROCEEDINGS


     The Company is involved in various lawsuits arising in the ordinary course of business. In addition to claims relating to the construction of Q Clubs and employment related claims typical to many employers, the Company from time-to-time has been a defendant in actions arising from alleged misconduct by its employees, including claims relating to alleged sexual harassment or sexual assault. A complaint was filed on August 11, 1995 by a former employee, naming the Company and a former club supervisor as defendants in a lawsuit filed in the District Court of Harris County, Texas, alleging, among other claims, negligent hiring, supervision and retention, assault and battery and intentional infliction of emotional distress, all as a result of an alleged rape of the plaintiff by the former club supervisor at the former club supervisor's apartment after an off-premises party. The complaint seeks compensatory and punitive damages. The plaintiff has orally asserted a claim of $5 million. In management's opinion, the outcome of these matters will not have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors -- Potential Liability."

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER KEY PERSONNEL

     The name, age, current principal position or employment of each director, director nominee, executive officer and certain other key employees of the Company are as follows:


                  NAME                    AGE                         POSITION(S)
- ----------------------------------------  ---     ---------------------------------------------------
Frank M. Leonesio.......................   47     Chairman of the Board, Chief Executive Officer and
                                                  President, Director
Thomas J. Klimback......................   47     Senior Vice President of Finance, Secretary and
                                                  Chief Financial Officer
Richard A. Intorcio.....................   42     Senior Vice President, Controller and Treasurer
Stephen J. Currier......................   44     Senior Vice President of Marketing and Sales
John J. Leonesio........................   45     Senior Vice President of Operations
Larry E. Cook...........................   52     Vice President of Real Estate
Robert M. Heer, Jr......................   39     Vice President of Human Resources
Jeffrey B. Korsvik......................   41     Vice President of Marketing
Kenneth P. DeAngelis....................   43     Director
Lloyd D. Ruth...........................   48     Director
Kevin J. Roche..........................   37     Director
J. Travis Hain..........................   36     Director
Michael J. Horvitz(1)...................   46     Director nominee
Nathan R. Light(2)......................   61     Director nominee


- ---------------
(1) Mr. Horvitz will become a Director of the Company and a member of the Audit and Compensation Committees immediately following the completion of the offering.

(2) Mr. Light will become a Director of the Company immediately following the completion of the offering.

     In May 1995, the Company and all of its securityholders entered into a second amended and restated securityholders' agreement (the "Securityholders' Agreement"), whereby, among other things, the parties thereto agreed to vote their shares of voting securities owned or controlled by them to elect a Board of Directors comprising persons designated as follows: (i) one Director designated by the holder or holders of at least a majority of the warrants issued in December 1993 or the shares of Common Stock issued upon the exercise thereof; (ii) Frank M. Leonesio; and (iii) three persons designated by the holders of a majority of the remaining outstanding Common Stock, not more than one of whom shall be an affiliate of the Company. The current Directors filling these categories are as follows: Kevin J. Roche; Frank M. Leonesio; and Kenneth
P. DeAngelis; Lloyd D. Ruth; and J. Travis Hain. The Securityholders' Agreement will terminate automatically by its terms upon completion of the offering.


     Upon completion of the offering, certain of the existing stockholders, by ownership of Common Stock, may have the effective power to elect or remove the Company's Board of Directors. See "Risk Factors -- Control of the Company by Certain Existing Stockholders; Anti-takeover Effect of Certain Provisions of the Company's Certificate of Incorporation and Bylaws."


     Executive officers are elected by and serve at the discretion of the Board of Directors until their successors are duly elected and qualified. There are no family relationships between or among any Directors of the Company. Frank M. Leonesio and John J. Leonesio are brothers.


     FRANK M. LEONESIO has been the President and a Director of the Company since its formation in April 1993 and in such capacity has also served as the Company's chief executive officer. Mr. Leonesio was elected Chairman of the Board of the Company in 1995. In addition, Mr. Leonesio served as the President of the Company's principal subsidiary, SFCA, since its formation in January 1990. Mr. Leonesio founded Scandinavian in 1972, which he later sold to Bally's in 1984. At the time of the sale, Scandinavian owned and operated a total of 35 fitness centers. From 1985 to 1989, Mr. Leonesio served as the Senior Vice President, North

Central Region, of Bally's, where he expanded his former company to a 95-fitness club division within Bally's that generated over $250 million in annual revenues.

     THOMAS J. KLIMBACK joined the Company in June 1995 as Senior Vice President of Finance, Secretary and Chief Financial Officer. From June 1992 to June 1995, Mr. Klimback held the position of Vice President of Finance and Chief Financial Officer of Petstuff, Inc., a retailer of pet foods and supplies. From 1988 to 1992, Mr. Klimback served as President and Principal at Americapital Corporation where his responsibilities included retail management consulting and investment management, with an emphasis on retail concept development. In addition, from June 1989 to July 1991, Mr. Klimback served as President and Chief Executive Officer of Office Products of America, Inc. ("OPA"), a retail office products superstore. In May 1991, OPA filed for bankruptcy after it was unable to obtain additional financing.

     RICHARD A. INTORCIO is a certified public accountant, served as Chief Financial Officer of the Company and SFCA since their respective formations until June 1995, and currently holds the offices of Senior Vice President, Controller and Treasurer of the Company. Prior to joining SFCA in 1990, Mr. Intorcio was employed by Bally's since its acquisition of Scandinavian in 1984 and prior thereto was the Chief Financial Officer of Scandinavian. Prior to leaving Bally's, Mr. Intorcio was responsible for the financial accounting and administration of over 90 health clubs.

     STEPHEN J. CURRIER was formally named the Company's Senior Vice President of Marketing and Sales in April 1993 and has served in such capacity since the respective formations of the Company and SFCA. Prior to joining SFCA in 1990, Mr. Currier held the position of Area Director of Bally's, where he was responsible for managing the operations of 26 health clubs located in six states. Mr. Currier joined Scandinavian in 1979.

     JOHN J. LEONESIO has served as the Senior Vice President of Operations of the Company and SFCA since their respective formations. Prior to joining SFCA, Mr. J. Leonesio was employed by Bally's since its acquisition of Scandinavian in 1984. While at Bally's, Mr. J. Leonesio managed the equipment requirements for over 100 health clubs. Mr. J. Leonesio has purchased over $40 million in fitness equipment and has equipped over 35 new health clubs during his career in the fitness industry.

     LARRY E. COOK joined the Company as the Vice President of Real Estate in January 1993. From June 1989 to September 1992, Mr. Cook was employed by Doppelt & Company, a commercial real estate brokerage firm. Mr. Cook has approximately 25 years of experience in the commercial real estate business.

     ROBERT M. HEER, JR. joined the Company as the Vice President of Human Resources in November 1994. From April 1993 to October 1994, Mr. Heer was the Director of Research at Columbia Consulting Group, a human resource consulting and recruiting organization and prior thereto was employed for over ten years by Career Consultants, Inc., a nationally recognized recruiting firm specializing in the placement of sales personnel.

     JEFFREY B. KORSVIK joined the Company as the Vice President of Marketing in June 1994. Prior to joining the Company, Mr. Korsvik held various marketing-related positions for The Michelin Tire Corporation (formerly The B.F. Goodrich Company) since 1977, the latest being the Sales Manager of Major Account Sales.

     KENNETH P. DEANGELIS has served as a Director of the Company since May 1993. Mr. DeAngelis has been a General Partner of Austin Ventures, L.P., a venture capital investment firm, since June 1984. Mr. DeAngelis began his career in venture capital investing in 1981.

     LLOYD D. RUTH has served as a Director of the Company since May 1993. Mr. Ruth has been a Principal Partner of Marquette Venture Partners, L.P., a venture capital investment firm, since 1987. Mr. Ruth, who has over 12 years experience in the venture capital industry, was a director of Sports Authority, Inc. from May 1987 to March 1993 and a director of Bizmart, Inc. from December 1987 to June 1991.

     J. TRAVIS HAIN has served as a Director of the Company since May 1995. Mr. Hain has been a Senior Vice President at NationsBank N.A. since January 1992 and was a Vice President from 1987 to 1992.

     KEVIN J. ROCHE has served as a Director of the Company since December 1993. Mr. Roche has been Senior Vice President of First Union Capital Partners, Inc. since April 1993, Senior Vice President of First Union Corporation since April 1991 and Senior Vice President of First Union National Bank of North Carolina since December 1988. Mr. Roche has served as a director of CompUSA Inc., a computer equipment retailer, since January 1989.

     MICHAEL J. HORVITZ will become a Director of the Company upon the completion of the offering. Mr. Horvitz has been a partner in the law firm of Jones, Day, Reavis & Pogue since 1985. Mr. Horvitz currently serves as a director of a variety of privately-held businesses and serves on the board of trustees of several not-for-profit organizations.


     NATHAN R. LIGHT will become a Director of the Company upon the completion of the offering. From April 1986 to February 1995, Mr. Light was employed by Sterling Inc., a large retail jewelry company, a wholly-owned subsidiary of Signet Group plc, where he served as chairman and chief executive officer.


BOARD COMMITTEES

     The Board of Directors of the Company has established two committees: (i) a Compensation Committee to make recommendations concerning salaries, incentive compensation and stock option grants to officers, other key employees and consultants to the Company; and (ii) an Audit Committee to review the results and scope of the audit and other services provided by the Company's independent auditors and to approve the selection of auditors. The Board of Directors elected Messrs. DeAngelis and Roche to the Compensation Committee and Messrs. DeAngelis and Hain to the Audit Committee.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The table below provides information relating to the annual compensation for the year ended December 31, 1995 for the Chief Executive Officer and the other executive officers of the Company (collectively, the "Named Executive Officers"). The amounts shown include compensation for services in all capacities that were provided to the Company.


                                                                                 LONG TERM COMPENSATION
                                                                                         AWARDS
                                                                                -------------------------
                                                  ANNUAL COMPENSATION           RESTRICTED    SECURITIES
                                           ----------------------------------     STOCK       UNDERLYING
             NAME AND                       SALARY     BONUS    OTHER ANNUAL     AWARD(S)    OPTIONS/SARS
        PRINCIPAL POSITION          YEAR     ($)        ($)     COMPENSATION      ($)(1)         (#)
- ----------------------------------  ----   --------   -------   -------------   ----------   ------------
Frank M. Leonesio.................  1995   $160,000   $10,000         --               --            --
  Chairman of the Board, President
  and Chief Executive Officer(2)
Thomas J. Klimback(3).............  1995   $ 70,615   $ 5,833         --               --       112,997
  Senior Vice President of
  Finance, Chief Financial Officer
  and Secretary
Richard A. Intorcio...............  1995   $126,000   $10,000         --         $ 22,500            --
  Senior Vice President,
  Controller and Treasurer
Stephen J. Currier................  1995   $126,000   $10,000         --         $ 22,500            --
  Senior Vice President of
  Marketing
  and Sales
John J. Leonesio..................  1995   $126,000   $10,000         --         $  9,000            --
  Senior Vice President of
  Operations


- ---------------
(1) On December 8, 1993, Messrs. Intorcio and Currier each purchased 98,258 shares of restricted Common Stock and Mr. J. Leonesio purchased 39,303 shares at a price of less than $.01 per share. These shares had an estimated fair market value of $162,500 and $65,000 respectively, as of December 31, 1995. Under the terms of the purchase, 25% of the restricted shares vested on the date of purchase and, if each remains an employee of the Company, 18.75% of the shares will vest on each anniversary of the date of purchase until fully vested. Until fully vested, these shares are subject to a variety of restrictions. Dividends, to the extent declared by the Company, will be paid on these shares of restricted stock.

(2) Concurrent with the completion of the offering, Mr. F. Leonesio will be granted options to purchase 50,000 shares of Common Stock at the initial public offering price.

(3) Mr. Klimback joined the Company in June 1995 at an initial annual compensation rate of $136,000.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the grants of options made during 1995 to the Named Executive Officers.

                                                                                                                 POTENTIAL
                                                                                                                REALIZABLE
                                                            INDIVIDUAL GRANTS                                VALUE AT ASSUMED
                                                ------------------------------------------                    RATES OF STOCK
                                                NUMBER OF     PERCENTAGE OF                                        PRICE
                                                SECURITIES    TOTAL OPTIONS                                  APPRECIATION FOR
                                                UNDERLYING     GRANTED TO      EXERCISE OR                    OPTION TERM(2)
                                                  OPTION      EMPLOYEES IN     BASE PRICE     EXPIRATION    -------------------
                     NAME                       GRANTED(#)     FISCAL YEAR      ($/SH)(1)        DATE        5%($)      10%($)
- ----------------------------------------------  ----------    -------------    -----------    ----------    -------    --------
Frank M. Leonesio.............................        --             --                               --         --
Thomas J. Klimback............................    58,955           42.7%          $1.63        6/12/2005    $60,453    $153,153
                                                  54,042           39.1%          $1.27       11/30/2005    $43,163    $109,384
Richard A. Intorcio...........................        --             --                               --         --
Stephen J. Currier............................        --             --                               --         --
John J. Leonesio..............................        --             --                               --         --

- ---------------
(1) In valuing the Common Stock, the Company relied on valuation methods that included comparisons to comparable companies and discounted cash flow analysis.

(2) Potential Realizable Value is based on certain assumed rates of appreciation pursuant to rules prescribed by the Securities and Exchange Commission (the "Commission"). Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with rules promulgated by the Commission, Potential Realizable Value is based upon the exercise price of the options, which is substantially less than the expected initial public offering price. Therefore, the Potential Realizable Values may be significantly understated.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

     No options were exercised by the Named Executive Officers during 1995. The following table provides information regarding unexercised stock options held by the Named Executive Officers as of December 31, 1995:

                                                                                     VALUE OF
                                                              NUMBER OF            UNEXERCISED
                                                             UNEXERCISED           IN-THE-MONEY
                                                               OPTIONS               OPTIONS
                                                              AT FISCAL             AT FISCAL
                                                               YEAR-END              YEAR-END
                                  SHARES        VALUE      ----------------      ----------------
                                ACQUIRED ON    REALIZED    EXERCISABLE(E)/       EXERCISABLE(E)/
             NAME                EXERCISE        ($)       UNEXERCISABLE(U)      UNEXERCISABLE(U)(1)
- ------------------------------  -----------    --------    ----------------      ----------------
Frank M. Leonesio.............           --          --              --                    --
Thomas J. Klimback............           --          --           7,683(E)           $    296(E)
                                                                105,314(U)           $ 21,849(U)
Richard A. Intorcio...........           --          --              --                    --
Stephen J. Currier............           --          --              --                    --
John J. Leonesio..............           --          --              --                    --

- ---------------
(1) The Company's Board of Directors determined the fair market value of the underlying shares of Common Stock at the time of the grant to equal the exercise price of 54,042 shares at $1.27 per share and 58,955 shares at $1.63 per share, respectively, pursuant to an independent, third party appraisal performed by Key Corp Business Valuation Services, a subsidiary of Key Corp.

1994 STOCK OPTION PLAN

     The Company's 1994 Stock Option Plan (the "Option Plan"), which was adopted by the Board of Directors on June 21, 1994 and by stockholders of the Company on May 31, 1994, authorizes grants to officers, including officers who may also be members of the Board of Directors, and other key employees of the Company and its subsidiaries of (i) stock options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 and (ii) nonqualified stock options. The Option Plan also authorizes grants of nonqualified stock options to consultants to the Company and its subsidiaries. The Option Plan authorizes the granting of stock options for up to an aggregate of 191,211 shares of Common Stock, subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. It is expected that the Option Plan will be amended to include authorization of an additional 350,000 shares of Common Stock effective with the consummation of the offering. Incentive stock options are exercisable for up to ten years at an option price of not less than the fair market value of the Common Stock on the date on which the option is granted or at an option price of not less than 110% of the fair market value of the Common Stock in the case of an officer or other key employee who owns at the time the option is granted more than 10% of the Common Stock. Nonqualified stock options may be granted for up to ten years at such exercise price and upon such terms and conditions as the Board of Directors or the Compensation Committee may determine. The Compensation Committee will administer the Option Plan following the completion of the offering. The Company has granted an aggregate of 161,631 incentive stock options under the Option Plan. Such options have an exercise price equal to from $1.27 to $2.20 per share and become exercisable at the rate of 25% per year of service accumulated by the optionee after the date of grant.

DIRECTOR COMPENSATION

     The Company's Directors do not currently receive any cash compensation for service on the Board of Directors, but Directors are reimbursed for certain expenses in connection with attendance at Board meetings. The Company intends to continue to reimburse out-of-pocket expenses related to the Directors' attendance at such meetings; however, the Company does not anticipate paying Director fees in the foreseeable future.

BOARD OF DIRECTORS INTERLOCKS AND INSIDER PARTICIPATION

     Decisions concerning the compensation of the executive officers of the Company for the year ended December 31, 1995 were made by Frank M. Leonesio, President and Chief Executive Officer of the Company. Frank M. Leonesio's salary for the year ended December 31, 1995 was approved by the Board of Directors.


     In July 1990, Frank Leonesio and his wife, Melissa, made a loan to the Company in the principal sum of $2.0 million, all of which is currently outstanding. An identical sum was borrowed by the Leonesios from Mellon Bank, N.A., under a related loan agreement. Outstanding principal balances under the loan payable by the Company bear interest for each day at an annual rate equal to 50 basis points in excess of the prime rate for such day. This loan is scheduled to mature on January 1, 2001. The Company intends to repay this loan with a portion of the proceeds from the offering. See "Use of Proceeds." The loan payable by the Leonesios to Mellon Bank, N.A. matures April 30, 1997 and bears interest at the prime rate.


     From time-to-time, Frank Leonesio has guaranteed certain indebtedness of the Company and pledged certain of his personal assets to secure borrowings of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     On May 3, 1993, the Company issued and sold Series A Preferred Stock to Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P. (collectively, the "Marquette Entities") (of which Mr. Ruth is a Principal Partner) and Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P. (collectively, the "Austin Ventures Entities") (of which Mr. DeAngelis is a General Partner) at an aggregate purchase price of $4.65 million or $5.27 per share. As a result of such sale, such entities became beneficial owners of more than 5% of the Company's voting securities. All of the issued and outstanding shares of Series A Preferred Stock will be converted into 882,909 shares of Common Stock immediately prior to the completion of the offering. See "Principal Stockholders."

     On December 28, 1993, the Company issued and sold $15.0 million in aggregate principal amount of 10% Senior Subordinated Notes (the "10% Notes"), together with warrants to purchase an aggregate of 726,679 shares of Common Stock at an exercise price of $.01 per share (the "Investor Warrants"), at a purchase price of $15.0 million, to the following entities: First Union Capital Partners, Inc. (of which Mr. Roche is an officer) -- $12.0 million in 10% Notes and Investor Warrants for 581,335 shares; the Austin Ventures Entities -- $1.5 million in 10% Notes and Investor Warrants for 72,672 shares; and the Marquette Entities -- $1.5 million in 10% Notes and Investor Warrants for 72,672 shares.

     On January 7, 1994, the Marquette Entities and the Austin Venture Entities each exercised their respective Investor Warrants, receiving an aggregate of 145,344 shares of Common Stock.


     On May 16, 1995, the Company issued and sold shares of Series B Preferred Stock convertible into shares of Common Stock as follows: the Marquette Entities (of which Mr. Ruth is a Principal Partner) -- 126,793 shares, the Austin Ventures Entities together with Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P. (of which Mr. DeAngelis is a General Partner) -- 295,836 shares, First Union Capital Partners, Inc. (of which Mr. Roche is a Senior Vice President) -- 253,565 shares, NationsBanc Capital Corp. (of which Mr. Hain is a Senior Vice President of an affiliate, NationsBank N.A.) -- 845,237 shares and the Board of Trustees of the Texas Growth Fund -- 359,213 shares at an aggregate purchase price of $22.25 million or $11.83 per share. All of the issued and outstanding shares of Series B Preferred Stock will be converted into 1,880,644 shares of Common Stock immediately prior to the completion of the offering. The Company and the holders of the Series B Preferred Stock have tentatively agreed to modify the conversion terms of such shares in anticipation of the offering. See "Description of Capital Stock -- Series B Preferred Stock Conversion."



     The Company and certain of its stockholders, including the Marquette Entities, the Austin Ventures Entities and First Union Capital Partners, Inc., are parties to a registration rights agreement with respect to approximately 3,513,741 shares of Common Stock, including 58,130 shares of Common Stock issuable upon the exercise of the Investor Warrants. See "Shares Eligible For Future Sale."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 1, 1996, assuming the conversion of all outstanding shares of Series A Preferred Stock and Series B Preferred Stock into Common Stock by: (i) each person who is known to the Company to own beneficially more than 5% percent of the Company's voting securities; (ii) by each of the Company's Directors and Director nominees and each of the Named Executive Officers of the Company; and (iii) all Directors, Director nominees and the Named Executive Officers, as a group. All information with respect to beneficial ownership has been furnished by the respective Director, Director nominee or executive officer, as the case may be. Unless otherwise indicated below, the persons or entities named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Common Stock has been determined for this purpose in accordance with the rules and regulations promulgated by the Commission under the Securities Exchange Act of 1934, which provide, among other things, that a person is deemed to be the beneficial owner of Common Stock if such person, directly or indirectly, has or shares voting power or investment power in respect of such stock or has the right to acquire such ownership within 60 days. Accordingly, the amounts shown in the table do not purport to represent beneficial ownership for any purpose other than compliance with such reporting requirements.


                                                                        PERCENTAGE OF SHARES OF
                                                                              COMMON STOCK
                                                                           BENEFICIALLY OWNED
                                                                        ------------------------
                                                                         BEFORE         AFTER
   DIRECTORS, OFFICERS AND 5% STOCKHOLDERS      NUMBER OF SHARES(1)     OFFERING     OFFERING(2)
- ----------------------------------------------  -------------------     --------     -----------
Frank M. Leonesio.............................        1,729,345(3)        31.2%          23.0%
395 Springside Drive
Akron, Ohio 44333
Austin Ventures, L.P..........................          850,782(4)        15.3           11.3
1300 Norwood Tower
114 West Seventh Street
Austin, Texas 78701
NationsBank Capital Corporation...............          845,237           15.2           11.2
100 N. Tryon Street
Charlotte, North Carolina 28255
First Union Capital Partners, Inc.............          834,900(5)        15.1           11.1
301 South College Street
Charlotte, North Carolina 28288
Marquette Venture Partners....................          681,739(6)        12.3            9.0
Corporate 500 Center
520 Lake Cook Road
Deerfield, Illinois 60015
Texas Growth Fund.............................          359,213(7)         6.5            4.8
100 Congress Avenue, Suite 980
Austin, Texas 78701
J. Travis Hain................................               --(8)
Thomas J. Klimback............................               --
Richard A. Intorcio...........................           98,258(9)         1.8            1.3
Stephen J. Currier............................           98,258(9)         1.8            1.3
John J. Leonesio..............................           39,303(9)         0.7            0.5
Kenneth P. DeAngelis..........................          850,782(10)       15.3           11.3
Lloyd D. Ruth.................................          681,739(11)       12.3            9.0
Kevin J. Roche................................               --(12)       *             *
Michael J. Horvitz............................               --(13)       *             *
Nathan R. Light...............................               --(14)       *             *
All Directors, Director nominee and
  executive officers as a group (8 persons)...        5,175,929           93.5%          68.7%


- ---------------

  *   Less than one percent.

 (1) The preceding table assumes the effectiveness of: (i) the conversion of all outstanding shares of Series A Preferred Stock into Common Stock on a one-for-one basis and Series B Preferred Stock into Common Stock on a 1.379-for-one basis; (ii) the issuance of 581,335 shares of Common Stock upon the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock of the Company, which is expected to occur immediately prior to the completion of the offering; and (iii) a 19.65165-for-one stock split.

 (2) Assuming no exercise of the Underwriters' over-allotment option.

 (3) Mr. Leonesio exercises sole voting power pursuant to a grant of proxy with respect to 98,258 shares of Common Stock owned of record by his spouse, Melissa A. Leonesio. The reported share amount also includes 147,387 shares of Common Stock held by certain trusts for the benefit of Mr. Leonesio's three children. Mr. Leonesio disclaims beneficial ownership of these 245,645 shares.


 (4) Includes 369,550 and 312,189 shares of Common Stock held of record by Austin Ventures III-A, L.P. and Austin Ventures III-B, L.P., respectively, and 54,592 and 114,451 shares of Common Stock held by Austin Ventures IV-A, L.P. and Austin Ventures IV-B, L.P., respectively.


 (5) Includes 581,335 shares of Common Stock that will be acquired upon the exercise of the Investor Warrant currently held by the First Union Capital Partners, Inc. immediately prior to the completion of the offering. See "Board of Directors Interlocks and Insider Participation." The Investor Warrant was issued in connection with the Company's issuance and sale of its 10.0% Notes in December 1993.


 (6) Includes 662,401 and 19,337 shares of Common Stock held of record by Marquette Venture Partners II, L.P. and MVP II Affiliates Fund, L.P., respectively.



 (7) Texas Growth Fund, a trust created by the constitution of the State of Texas is the record and beneficial holder of such securities under a management agreement. TGF Management Corp. has the contractual power to direct the voting of, and the decision to dispose of, the Company securities described above. James J. Kozlowski is the sole shareholder and sole director of, and is the President of, TGF Management Corp. Mr. Kozlowski disclaims beneficial ownership of the shares described above.



 (8) Mr. Hain is a Senior Vice President of NationsBank N.A.



 (9) Represents shares of restricted Common Stock that are subject to repurchase by the Company. These shares will be fully vested and no longer subject to repurchase on December 13, 1997.



(10) Represents shares of Common Stock held of record by the Austin Ventures Entities. Mr. DeAngelis is an indirect general partner of the Austin Ventures Entities and may be deemed to share beneficial ownership of such shares of Common Stock. Mr. DeAngelis disclaims beneficial ownership of such shares.



(11) Represents shares of Common Stock held of record by the Marquette Entities. Mr. Ruth is an indirect general partner of the Marquette Entities and may be deemed to share beneficial ownership of such shares of Common Stock. Mr. Ruth disclaims beneficial ownership of such shares.



(12) Mr. Roche is Senior Vice President of First Union Capital Partners, Inc.



(13) Mr. Horvitz will become a Director of the Company immediately following the completion of the offering.



(14) Mr. Light will become a Director of the Company immediately following the completion of the offering.


                              CERTAIN TRANSACTIONS

     The law firm of Jones, Day, Reavis & Pogue, of which Mr. Michael J. Horvitz is a partner, provided legal services to the Company in 1995 and the current fiscal year, and has also provided legal services to Frank M. Leonesio. See also the matters referred to in "Executive Compensation -- Board of Directors Interlocks and Insider Participation" and "Series B Preferred Stock Conversion."

                          DESCRIPTION OF CAPITAL STOCK


     Prior to the completion of the offering, the Company will amend its Certificate of Incorporation (the "Certificate") to increase the number of authorized shares of Common Stock, par value $.01 per share, to 25,000,000 and authorize 2,500,000 shares of preferred stock, par value $.01 per share (the "Serial Preferred Stock"). The amendment will also effect, immediately prior to the consummation of the offering, the conversion, on a one-for-one basis of all issued and outstanding shares of Series A Preferred Stock to Common Stock, the conversion on a 1.379-for-one basis (assuming the initial public offering price is within the proposed public offering range) of all issued and outstanding shares of Series B Preferred Stock to Common Stock and a 19.65165-for-one stock split of its issued and outstanding Common Stock (the "Stock Split"). Upon completion of the offering, the Company will have 7,537,035 shares of Common Stock issued and outstanding (assuming no exercise of the Underwriters' over-allotment option) and no shares of Serial Preferred Stock issued and outstanding.


SERIES B PREFERRED STOCK CONVERSION

     Pursuant to the terms of the existing Certificate of Incorporation, each share of Series A Preferred Stock and Series B Preferred Stock outstanding immediately prior to the consummation of the offering will, on the date the offering is consummated, be converted into shares of Common Stock if the offering meets certain minimum price per share and net proceeds criteria. Since, however, it is currently contemplated that the offering will not satisfy such criteria as to the Series B Preferred Stock, the Company is seeking the approval of its Series B stockholders to convert upon the consummation of the offering each share of outstanding Series B Preferred Stock into Common Stock on a 1.379-for-one basis. The conversion ratio for the Series B Preferred Stock has been adjusted in order to provide the holders of Series B Preferred Stock (the "Series B Holders") with a return on their investment approaching the 30% internal rate of return required under the existing Certificate to automatically convert to Common Stock in the event of an initial public offering. Eight percent of this required return will be distributed in the form of a cash dividend. See "Dividend Policy" and "Use of Proceeds."

     The conversion ratio has been set so that the Series B Holders will achieve a 28% return (including the 8% return to be paid as a cash dividend) if the initial public offering price is at $14.00 (the mid-point of the public offering range). So long as the initial offering price is within the proposed public offering range of $13.00 to $15.00, the conversion ratio will remain 1.379-for-one. Therefore, assuming an initial public offering price within the proposed public offering range, the 69,397 shares of Series B Preferred Stock outstanding would convert into an aggregate of 95,699 shares of Common Stock. After giving effect to the Stock Split, the Series B Holders will hold an aggregate of 1,880,644 shares of Common Stock, or approximately 24.96% of the shares of Common Stock outstanding upon completion of the offering.


     If the initial public offering price is above the proposed public offering range, the cash dividend payable to the holders of the Series B Preferred Stock will be adjusted so that the holders of the Series B Preferred Stock will receive a return that does not exceed the high end of the range (34.8%). If the initial public offering price is below the proposed public offering range, the holders of the Series B Preferred Stock will receive an additional cash dividend of up to approximately $715,000, to provide an aggregate return of 17.9%. If the cash adjustments are insufficient to establish the agreed upon return, the conversion ratio of the Series B Preferred Stock may be adjusted to provide such agreed upon return to a maximum of 1.4634 shares of Common Stock per share. In such event, the 69,397 shares of Series B Preferred Stock outstanding would convert into an aggregate of 101,556 shares of Common Stock prior to the stock split; as a result of the stock split, the holders of the Series B Preferred Stock would hold an aggregate of 1,995,735 shares of Common Stock, or approximately 26% of the shares of Common Stock outstanding upon completion of the offering. As a result, the holders of the 2,000,000 shares offered hereby would own 26% of the shares of Common Stock outstanding upon completion of the offering, rather than 26.5% if the initial public offering price is within the proposed range.


COMMON STOCK

     The holders of Common Stock are entitled to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Under Delaware corporate law, the Company is prohibited from paying any dividends unless it has surplus earnings or capital earmarked for such purpose. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any holders of any outstanding Serial Preferred Stock. The shares of Common Stock have no preemptive rights or conversion rights and will not be subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have the right to vote cumulatively in the election of Directors. The outstanding shares of capital stock are, and the shares of Common Stock being offered will be upon payment therefor, fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to the rights of the holders of shares of any Serial Preferred Stock.

SERIAL PREFERRED STOCK

     Under the Certificate, the Board of Directors is authorized, without further action by the stockholders, to issue, from time to time, Serial Preferred Stock in one or more series and to fix or alter the voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights and whether dividends are cumulative, conversion rights, if any, rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any unissued shares or wholly unissued series of Serial Preferred Stock. In addition, the Board of Directors may establish the number of shares constituting any such class or series and the designation thereof, and increase or decrease the number of shares any such series subsequent to the issuance of shares of such series, but not below the number of shares of such series. The issuance of Serial Preferred Stock may adversely effect the voting rights and other rights of the holders of Common Stock. Upon the completion of the offering, the Company will not have any issued and outstanding Serial Preferred Stock and has no present plans to issue any Serial Preferred Stock.

WARRANTS

     As of February 29, 1996, there were warrants outstanding to purchase 639,465 shares of Common Stock. Warrants to purchase 58,130 shares of Common Stock were issued by the Company in July 1993 in connection with the sale and leaseback of the Company's health club located in Memphis to the purchaser of such facility. It is currently anticipated that all but 58,130 of the outstanding warrants to purchase Common Stock will be exercised immediately prior to the completion of the offering at an exercise price equal to $.01 per share. Under the terms of the warrant, the warrantholder was granted, among other things, certain "piggyback" registration rights with respect to the shares of Common Stock issuable upon the exercise of the warrants.

     The Investor Warrants were issued under the Warrant Agreement dated as of December 28, 1993 to a group of five sophisticated investors in connection with the issuance and sale of the 10% Notes. See "Management -- Board of Directors Interlocks and Insider Participation." As of December 31, 1995, there were Investor Warrants outstanding to purchase 581,335 shares of Common Stock, which are expected to be exercised immediately prior to the completion of the offering at an exercise price of $.01 per share.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK


     Under the Company's Certificate, upon completion of the offering there will be approximately 17,243,204 shares of Common Stock and approximately 2,500,000 shares of Serial Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital or to facilitate corporate acquisitions.


     One of the effects of the existence of unissued and unreserved Common Stock and Serial Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management.

Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     The Board of Directors is authorized without any further action by the stockholders to determine the rights, preferences, privileges and restrictions of the unissued Serial Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The Board of Directors may issue Serial Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock, and which could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company.

     The Company does not currently have any plans to issue additional shares of Common Stock or Serial Preferred Stock other than shares of Common Stock which may be issued upon the exercise of warrants or options which have been granted or which may be granted in the future.

CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

     It is anticipated that the Company's Certificate and By-Laws will be amended prior to the completion of the offering to provide, in general, that (i) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting, (ii) special meetings of the stockholders may be called only by the Chairman of the Board, the President or the Secretary of the Company, by a majority of the total number of Directors of the Company (assuming no vacancies) or by the holders of a majority of the outstanding shares of Common Stock, and (iii) the provisions of
Section 203 of the Delaware General Corporation Law (as described below) are made part of the Company's Certificate. The By-Laws also will require that stockholders desiring to bring any business, including nominations for Directors, before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not later than 60 days in advance of the meeting of stockholders; provided, however, that in the event that the date of the meeting is not publicly announced by the Company by press release or inclusion in a report filed with the Commission or furnished to stockholders more than 75 days prior to the meeting, notice by the stockholder to be timely must be delivered to the Secretary of the Company not later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was so communicated. The By-Laws will further require that the notice by the stockholder set forth a description of the business to be brought before the meeting and the reasons for conducting such business at the meeting and certain information concerning the stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made, including their names and addresses, the class and number of shares of the Company that are owned beneficially and of record by each of them, and any material interest of either of them in the business proposed to be brought before the meeting.

     Under applicable provisions of Delaware law, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. It is anticipated that the Company's Certificate and By-Laws will provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Company's voting stock, voting together as a single class.

     Under Section 203 of the Delaware General Corporation Law, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (ii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan), or (iii) the business combination was approved by the board of directors of the corporation and ratified by holders of 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors.

     The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as any stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock.

     It is possible that these provisions and the ability of the Board of Directors to issue Serial Preferred Stock or additional shares of Common Stock will discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Stock, or may delay changes in control or management of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     The Company's Certificate contains provisions indemnifying Directors of the Company to the fullest extent permitted by law. In addition, the Certificate contains provisions limiting the personal liability of Directors to the Company or stockholders to the fullest extent permitted by law. The Company has also entered into indemnity agreements pursuant to which it has agreed, among other things, to indemnify its Directors against certain liabilities.

NASDAQ NATIONAL MARKET LISTING

     The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "QCLB."

TRANSFER AGENT AND REGISTRAR


     The Company currently intends to use American Stock Transfer Company as the Transfer Agent and Registrar for the Common Stock.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the offering, there has been no public market for the Common Stock of the Company, and no prediction can be made that an active trading market will develop or as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.


     Upon completion of the offering, the Company will have 7,537,035 shares of Common Stock outstanding. Of these shares, the 2,000,000 shares of Common Stock sold in the offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. Ninety days after the date of this Prospectus, approximately 2,904,985 shares of Common Stock will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other requirements described below, without consideration of the contractual restrictions described below. The remaining 2,632,050 shares of Common Stock outstanding upon completion of the offering are "restricted securities" (as defined below) and will not be eligible for immediate resale subsequent to the offering. Most of these 2,632,050 shares of Common Stock are held by "affiliates" of the Company and will be eligible for sale in May 1997 subject to the resale volume limitations of Rule 144.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least two years has elapsed since the later of the date the "restricted securities" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 75,370 shares immediately after the offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the two-year period.



     Notwithstanding the foregoing, the Company, its Directors, officers, existing stockholders and holders of a majority of the shares issuable upon the exercise of warrants and options, have agreed that they will not, directly or indirectly, without the prior written consent of Morgan Keegan & Company, Inc., sell or otherwise dispose of any shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, except pursuant to the Underwriting Agreement. See "Underwriting." Of the approximately 7,537,035 shares of Common Stock otherwise eligible for sale including Common Stock issuable upon exercise of warrants as discussed above, approximately 5,537,035 shares are subject to such agreements and, as a result, will not be freely tradeable for 180 days after the date of this Prospectus.


     The Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in the registration.

     The Holders have waived their rights with respect to registration of their shares in connection with this offering. In addition, beginning one year after the date of the Prospectus, certain of the Holders may require the Company, on not more than two occasions at the Company's expense and two additional occasions at the Holder's expense, to file a registration statement under the Securities Act with respect to their shares of Common Stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. Further, certain of the Holders may require the Company at any time and from time to time, at the Company's expense, to register their shares on Form S-3 when such form becomes available to the Company, the subject to certain conditions and limitations.

                                  UNDERWRITING

     The Underwriters named below, for which Morgan Keegan & Company, Inc. and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions in the Underwriting Agreement by and among the Underwriters and the Company, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                                     NUMBER
                                   UNDERWRITER                                      OF SHARES
- ----------------------------------------------------------------------------------  ---------
Morgan Keegan & Company, Inc. ....................................................
Rauscher Pierce Refsnes, Inc. ....................................................

                                                                                    ---------
          Total...................................................................  2,000,000
                                                                                    =========

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of not more than $     per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $     per share to certain other dealers. The concession to selected dealers and the allowances to other dealers may be changed by the Representatives. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock at the same price per share to be paid by the Underwriters for the shares offered hereby. To the extent that the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise this option only to cover over-allotments made in connection with the offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company, its Directors, officers, existing stockholders and holders of a majority of the shares issuable upon the exercise of warrants and options, have agreed for a period of 180 days after the date of this Prospectus not to sell or offer to sell or otherwise dispose of any shares of Common Stock of the Company, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock without the prior written consent of Morgan Keegan & Company, Inc. Morgan Keegan & Company, Inc. may in its sole discretion, and at any time without notice, release all or any portion of the securities subject to agreements not to sell. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Morgan Keegan & Company, Inc., directly or indirectly offer to sell, issue, distribute or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities or any options, rights or warrants with respect to any equity securities except for (i) shares of Common Stock offered hereby, (ii) shares of Common Stock issued pursuant to the exercise of outstanding options or warrants disclosed in this Prospectus or (iii) the issuance of options under the Option Plan. See "Shares Eligible For Future Sale."

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

     Prior to the offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and prospects for, the Company and the industry in which it operates, an assessment of the Company's management, its past and present operations and financial performance, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods and other factors deemed relevant.


     The Representatives have notified the Company of their intent to make a market in the Company's Common Stock upon consummation of the offering.


     The Company has applied to have the Common Stock approved for quotation and trading on the Nasdaq National Market under the symbol "QCLB."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Michael J. Horvitz, a partner in the firm of Jones, Day, Reavis & Pogue, has consented to become a Director of the Company immediately following the completion of the offering. Certain legal matters will be passed upon for the Underwriters by Calfee, Halter & Griswold, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of Q Clubs Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in the Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at the Public Reference Section of the Commission, maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors.........................................................  F-2
Consolidated Balance Sheets at December 31, 1994 and 1995; and unaudited March 31,
  1996.................................................................................  F-3
Consolidated Statements of Income for the Years Ended December 31, 1993, 1994 and 1995;
  and unaudited for the three months ended March 31, 1995 and 1996.....................  F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders
  Equity for the Years Ended December 31, 1993, 1994 and 1995; and unaudited for the three months ended March 31, 1996....................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and
  1995;
  and unaudited for the three months ended March 31, 1995 and 1996.....................  F-6
Notes to Consolidated Financial Statements.............................................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Q Clubs Inc.

     We have audited the accompanying consolidated balance sheets of Q Clubs Inc. (formerly Sports & Fitness Clubs, Inc.) and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, redeemable convertible Preferred Stock and shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Q Clubs Inc. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Cleveland, Ohio

February 22, 1996, except as to Note 12,


as to which the date is May   , 1996



     The foregoing report is in the form that will be signed upon the completion of the 19.65165-for-one split of the Company's Common Stock as described in Note 12 to consolidated financial statements.


                                          ERNST & YOUNG LLP

Cleveland, Ohio

May 10, 1996

                         Q CLUBS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                    DECEMBER 31,              MARCH 31, 1996
                                                                                --------------------     ------------------------
                                                                                 1994         1995       HISTORICAL     PRO FORMA
                                                                                -------     --------     ----------     ---------
                                                                                                               (UNAUDITED)
                                                                                                                        (SEE NOTE
                                                                                                                        1 BELOW)
ASSETS
Current assets:
  Cash and cash equivalents...................................................  $   113     $    507      $    321      $    321
  Installment contracts receivable, net -- Note 3.............................    7,771       14,231        17,914        17,914
  Preopening expenses -- Note 2...............................................      265          625           284           284
  Prepaid expenses and other..................................................      608          514         1,552         1,552
                                                                                -------     --------      --------      --------
Total current assets..........................................................    8,757       15,877        20,071        20,071
Long-term installment contracts receivable, net...............................   10,254       14,178        19,211        19,211
Property and equipment:
  Land........................................................................    7,922       13,108        15,598        15,598
  Buildings...................................................................   26,050       41,650        53,665        53,665
  Exercise equipment..........................................................    5,971        7,154         7,125         7,125
  Office equipment and furniture..............................................    1,733        3,497         4,147         4,147
  Construction in progress -- Note 2..........................................    9,029       15,855         2,401         2,401
                                                                                -------     --------      --------      --------
                                                                                 50,705       81,264        82,936        82,936
  Less accumulated depreciation and amortization..............................    2,477        3,926         4,593         4,593
                                                                                -------     --------      --------      --------
                                                                                 48,228       77,338        78,343        78,343
Other assets and deferred income taxes........................................    2,926        3,624         5,388         5,388
                                                                                -------     --------      --------      --------
                                                                                $70,165     $111,017      $123,013      $123,013
                                                                                =======     ========      ========      ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable -- Note 5.....................................................  $ 1,850     $  2,000      $  1,100      $  1,100
  Accounts payable............................................................    1,181        1,552         2,784         2,784
  Accrued liabilities -- Note 4...............................................    1,881        4,286         5,221         5,221
  Dividends payable...........................................................                                             2,347
  Deferred income taxes -- Note 7.............................................    1,400        2,042         2,647         2,647
  Deferred revenue............................................................    4,780        8,492        10,311        10,311
  Current portion of long-term debt and lease obligations -- Note 6...........    1,581        1,771         2,395         2,395
                                                                                -------     --------      --------      --------
Total current liabilities.....................................................   12,673       20,143        24,458        26,805
Deferred revenue..............................................................    5,800        8,462        12,012        12,012
Long-term obligations:
  Notes payable to financial institutions -- Note 5...........................   17,178       22,378        31,001        31,001
  Construction payable........................................................    4,186        7,418         1,966         1,966
  Senior subordinated notes -- Note 5.........................................   16,050       16,138        16,160        16,160
  Lease obligations -- Note 6.................................................    3,416        3,479         3,022         3,022
  Subordinated note payable to shareholder -- Note 5..........................    2,000        2,000         2,000         2,000
                                                                                -------     --------      --------      --------
                                                                                 42,830       51,413        54,149        54,149
Redeemable convertible Series A Preferred Stock - authorized 48,310 shares, issued and outstanding 44,928 shares at stated value, aggregate liquidation preference of $5,270 and $5,642 at December 31, 1994 and 1995, respectively
  and $5,735 at March 31, 1996 -- Notes 8, 12 and 13..........................    4,944        5,376         5,485            --
Redeemable convertible Series B Preferred Stock-authorized, issued and outstanding 69,397 shares at stated value, aggregate liquidation preference of $23,097 at December 31, 1995 and $23,443 at March 31, 1996 -- Notes 8, 12
  and 13......................................................................                22,835        23,197            --
Shareholders' equity:
  Common Stock -- $.01 par value per share; authorized 4,912,913 shares at
    December 31, 1994, 5,502,462 shares at December 31, 1995 and March 31,
    1996, and 25,000,000 shares at March 31, 1996 pro forma; issued and outstanding 2,110,508 shares at December 31, 1994 and 1995 and March 31,
    1996, and 5,704,686 shares at March 31, 1996 pro forma....................       21           21            21            57
  Retained earnings...........................................................                                 940             0
  Additional paid-in capital and other -- Notes 8, 12 and 13..................    3,897        2,767         2,751        29,990
                                                                                -------     --------      --------      --------
Total shareholders' equity....................................................    3,918        2,788         3,712        30,047
                                                                                -------     --------      --------      --------
                                                                                $70,165     $111,017      $123,013      $123,013
                                                                                =======     ========      ========      ========



Note 1 -- The unaudited pro forma consolidated balance sheet above gives effect to the adjustments to the unaudited historical balance sheet at March 31, 1996 to reflect the conversion of all outstanding shares of Series A Preferred Stock into 882,909 shares of Common Stock and Series B Preferred Stock into 1,880,644 shares of Common Stock, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, a $2.3 million accrued cash dividend on the Series B Preferred Stock, and the issuance of 581,335 shares of Common Stock upon the exercise of all but 58,130 of the outstanding warrants. See Note 13 to consolidated financial statements for a further description of the capitalization of the Company.


                See notes to consolidated financial statements.

                         Q CLUBS INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,             MARCH 31,
                                             -------------------------------   ---------------------
                                              1993       1994        1995        1995        1996
                                             -------   ---------   ---------   ---------   ---------
                                                                                    (UNAUDITED)
Net revenues:
  Membership revenues
     New...................................  $ 9,364   $  22,011   $  33,692   $   9,914   $  16,557
     Dues and renewals.....................    3,778       7,000      12,273       2,452       4,440
                                             -------   ---------   ---------     -------     -------
                                              13,142      29,011      45,965      12,366      20,997
  Finance charges earned...................    1,138       1,965       3,547         815       1,214
  Ancillary services and other.............      732       1,666       4,112       1,040       2,120
                                             -------   ---------   ---------     -------     -------
                                              15,012      32,642      53,624      14,221      24,331
Operating costs and expenses:
  Selling and promotion....................    5,225      13,015      22,336       6,163       9,660
  Cost of membership services..............    2,919       6,678      12,937       3,203       4,480
  General and administrative...............    1,795       3,336       4,439       1,001       1,445
  Provision for doubtful receivables.......    2,724       6,661      10,076       2,569       4,758
                                             -------   ---------   ---------     -------     -------
                                              12,663      29,690      49,788      12,936      20,343
Operating income...........................    2,349       2,952       3,836       1,285       3,988
Interest expense...........................    1,211       1,992       3,633       1,313       1,699
                                             -------   ---------   ---------     -------     -------
Income (loss) before income taxes..........    1,138         960         203         (28)      2,289
Income tax expense (benefit) (1)...........      995         383          78         (17)        910
                                             -------   ---------   ---------     -------     -------
Net income (loss)..........................  $   143   $     577   $     125   $     (11)  $   1,379
                                             =======   =========   =========     =======     =======
Pro forma:
  Net income (loss) per common share.......                        $    0.02   $     (--)  $    0.23
                                                                   =========     =======     =======
  Shares used for purposes of computing pro
     forma net income per share -- Note
     13....................................                        5,883,813   5,883,813   5,883,813


- ---------------
(1) Effective May 1, 1993, the Company changed its tax status from an S to a C corporation. The 1993 income tax provision of $995 includes $761 related to the cumulative effect of changing from an S to a C corporation and $234 for federal and state taxes for the period from May 1, 1993 to December 31, 1993. A pro forma income tax provision for 1993, excluding the $761 cumulative effect adjustment above and assuming federal and state income taxes for all of 1993 is approximately $440.

                See notes to consolidated financial statements.

                         Q CLUBS INC. AND SUBSIDIARIES

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                            AND SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)


              REDEEMABLE           REDEEMABLE
             CONVERTIBLE           CONVERTIBLE                                             SHAREHOLDERS' EQUITY
               SERIES A             SERIES B                              -------------------------------------------------------
           PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK                                   UNVESTED
          ------------------   -------------------   ------------------   ADDITIONAL   ACCUMULATED   STOCK AWARDS       TOTAL
           NUMBER     STATED    NUMBER     STATED     NUMBER     STATED    PAID-IN      EARNINGS     AND DEFERRED   SHAREHOLDERS'
          OF SHARES   VALUE    OF SHARES    VALUE    OF SHARES   VALUE     CAPITAL      (DEFICIT)    COMPENSATION      EQUITY
          ---------   ------   ---------   -------   ---------   ------   ----------   -----------   ------------   -------------
Balance
 at
 January
 1,
 1993...                                             1,729,345    $ 17     $  3,006       $ 161                        $ 3,184
Net
  income
(January
 1-April
  30,
1993)...                                                                                    516                            516
Capital
contribution
  of S
  Corporation
  earnings -- Note
  2.....                                                                        677        (677)
Issuance
  of
  stock
  awards...                                            235,819       3          285                     $ (288)
Amortization
  of stock
  awards...                                                                                                 72              72
Issuance
  of
  detachable
  Common
  Stock
  warrants...                                                                   618                                        618
Issuance
  of
  Preferred
  Stock,
  net of
  expense...   44,928 $4,214
Preferred
dividends
accrued...               248                                                   (248)                                      (248)
Accretion
  of
Preferred
  Stock
  to
  liquidation
  value...                32                                                    (32)                                       (32)
Net loss
  (May
  1-December
  31,
1993)...                                                                                   (373)                          (373)
            ------    ------     ------    -------   ---------   ------     -------       -----          -----         -------
Balance
  at
December
  31,
 1993...    44,928     4,494                         1,965,164      20        4,306        (373)          (216)          3,737
Warrants
exercised...                                           145,344       1           (1)
Amortization
  of stock
  awards...                                                                                                 54              54
Preferred
dividends
accrued...               372                                                   (168)       (204)                          (372)
Accretion
  of
Preferred
  Stock
  to
  liquidation
  value...                78                                                    (78)                                       (78)
Net
income...                                                                                   577                            577
            ------    ------     ------    -------   ---------   ------     -------       -----          -----         -------
Balance
  at
December
  31,
 1994...    44,928     4,944                         2,110,508      21        4,059           0           (162)          3,918
Stock
  option
  grants...                                                                      30                        (22)              8
Issuance
  of
  Preferred
  Stock,
  net of
  expense...                     69,397    $21,948
Amortization
  of stock
  awards...                                                                                                 54              54
Preferred
dividends
accrued...               372                   848                           (1,095)       (125)                        (1,220)
Accretion
  of
Preferred
  Stock
  to
  liquidation
  value...                60                    39                              (97)                                       (97)
Net
income...                                                                                   125                            125
            ------    ------     ------    -------   ---------   ------     -------       -----          -----         -------
Balance
  at
December
  31,
 1995...    44,928     5,376     69,397     22,835   2,110,508      21        2,897           0           (130)          2,788
Unaudited:
Amortization
  of stock
  awards...                                                                                                 16              16
Preferred
dividends
accrued...                93                   346                                         (439)                          (439)
Accretion
  of
Preferred
  Stock
  to
  liquidation
  value...                16                    16                              (32)                                       (32)
Net
income...                                                                                 1,379                          1,379
            ------    ------     ------    -------   ---------   ------     -------       -----          -----         -------
Balance
  at
  March
  31,
  1996
  (Unaudited)...   44,928 $5,485   69,397  $23,197   2,110,508    $ 21     $  2,865       $ 940         $ (114)        $ 3,712
            ======    ======     ======    =======   =========   ======     =======       =====          =====         =======


                See notes to consolidated financial statements.

                         Q CLUBS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                    THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,             MARCH 31,
                                                --------------------------------    -------------------
                                                  1993        1994        1995       1995        1996
                                                --------    --------    --------    -------    --------
                                                                                    (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).............................  $    143    $    577    $    125    $   (11)   $  1,379
Adjustments to reconcile net income to cash
  provided by operations:
  Depreciation and amortization...............       869       1,221       2,661        668         787
  Compensation from vesting of stock awards...        72          54          62         14          15
  Deferred income taxes.......................       995         383          23        (17)        910
  Provision for doubtful receivables..........     2,724       6,661      10,076      2,569       4,758
  Accrued interest and original issue
     discount.................................                 1,668          88         22          22
  Loss on disposal of exercise equipment......                                81
  Changes in operating assets and liabilities:
     Accounts receivable......................    (4,182)    (16,959)    (20,460)    (6,896)    (13,474)
     Other assets.............................      (892)       (206)       (808)       400      (1,783)
     Accounts payable.........................     1,470         502         373        139       1,232
     Accrued liabilities......................       389         547       2,405        (36)        935
     Deferred revenue.........................       327       5,792       6,374      3,824       5,369
                                                --------    --------    --------
Cash provided by operating activities.........     1,915         240       1,000        676         150
INVESTING ACTIVITIES
Purchases of property and equipment, net......   (11,287)    (31,908)    (34,277)    (1,898)     (7,702)
Proceeds from sale of land, buildings and
  exercise equipment..........................     4,890       9,713       5,124                  4,929
                                                --------    --------    --------
Cash used in investing activities.............    (6,397)    (22,195)    (29,153)    (1,898)     (2,773)
FINANCING ACTIVITIES
Net (payments) proceeds related to short-term
  debt........................................      (199)        120      (1,850)     1,314        (900)
Proceeds from long-term debt..................    20,266       8,065      33,722      3,991      23,160
Payments on long-term debt....................    (4,173)     (2,660)    (26,522)               (13,884)
Construction payable..........................                 2,881       3,232     (3,765)     (5,452)
Payments on capitalized lease obligations.....      (205)       (744)     (1,983)      (513)       (487)
Proceeds from preferred stock, net............     4,214                  21,948
Other.........................................      (868)       (219)
                                                --------    --------    --------
Cash provided by financing activities.........    19,035       7,443      28,547      1,027       2,437
                                                --------    --------    --------
Increase (decrease) in cash and cash
  equivalents.................................    14,553     (14,512)        394       (195)       (186)
Cash and cash equivalents at beginning of
  year........................................        72      14,625         113        113         507
                                                --------    --------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR
  (INCLUDING RESTRICTED CASH IN 1993).........  $ 14,625    $    113    $    507    $   (82)   $    321
                                                ========    ========    ========
SUPPLEMENTAL INFORMATION
Interest paid (net of amount capitalized):
  Interest paid to shareholder................  $    132    $    155    $    165    $    45    $     49
  Other interest..............................  $  1,077    $  2,972    $  2,578    $ 1,180    $  1,838


                See notes to consolidated financial statements.

                         Q CLUBS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                      THREE YEARS ENDED DECEMBER 31, 1995

                  (INFORMATION WITH RESPECT TO MARCH 31, 1996


            AND THE THREE MONTHS ENDED MARCH 31, 1996 IS UNAUDITED)

1.  BASIS OF PRESENTATION

     In 1996, the Company's name was changed from Sports & Fitness Clubs, Inc. to Q Clubs Inc. The consolidated financial statements include the accounts of Q Clubs Inc. (the "Company") and its wholly-owned subsidiaries. Significant intercompany transactions have been eliminated. All of the Company's revenue is derived from the operation of high quality, full-service fitness clubs in major domestic metropolitan areas in the south and southwest.

2.  SIGNIFICANT ACCOUNTING POLICIES


  Membership Revenue Recognition



     The Company primarily offers term memberships for periods of 24 or 36 months. After paying an initiation fee, members are required to make monthly payments, including finance charges, over the contract term or elect to make a lump sum payment and receive a small discount. The Company defers that portion of the revenue from term memberships which approximates the cost of providing the contracted services in future periods, plus a reasonable profit, with the balance included in revenues to offset selling and promotion costs for new members. Significant direct marketing costs such as advertising and commissions are incurred in connection with the acquisition of new members. Such costs are expensed in the period incurred. Unearned finance charges are amortized over the installment term using the interest method at rates comparable to similar consumer financing contracts. Upon expiration of the initial contract term, membership continues on a month-to-month basis at comparable prices and revenue is recorded as received. The Company also offers short-term memberships (on a limited basis), month-to-month memberships and ancillary services, the revenue from which is recorded as received.


     Revenues and expenses attributable to clubs in the preopening stages are deferred until opening. The Company had two clubs in the preopening stage at December 31, 1994, which opened in January 1995, and three clubs in the preopening stage at December 31, 1995, which opened in January 1996.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

  Property and Equipment

     Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Major classes of property and equipment and related useful lives are as follows:

                                  ASSET                             ESTIMATED USEFUL LIFE
        ----------------------------------------------------------  ---------------------
        Buildings.................................................          39 years
        Exercise equipment........................................        5-10 years
        Office equipment and furniture............................           5 years


     As of December 31, 1994 and 1995, an additional $943 and $2,253, respectively, is required to complete the construction in progress for the Company's various facilities. Subsequent to 1995, the Company entered into three contracts totaling $11,295 to purchase land and to construct two new clubs. Interest capitalized and included in property and equipment was $58, $960 and $1,507 in 1993, 1994 and 1995, respectively ($74,480 at March 31, 1995 and
$329,383 at March 31, 1996, unaudited).

                         Q CLUBS INC. AND SUBSIDIARIES

  Deferred Financing Costs



     Significant costs were associated with obtaining financing (included in other assets), which are being amortized using the interest method over the term of the related debt. Included in interest expense is amortization of deferred financing costs of $186, $258 and $436 in 1993, 1994 and 1995, respectively.


  Asset Impairment


     In 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. The Company adopted Statement 121 in the first quarter of 1996 and the adoption of Statement 121 had no significant impact on its financial statements.


  Fair Value of Debt

     The carrying amounts of the Company's long- and short-term debt approximate their fair value. The fair value is determined using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Income Taxes

     On May 1, 1993, the Company changed its tax status from an S to a C corporation under the Internal Revenue Code. As an S corporation, all taxable income or losses of the Company was reportable by the Company's shareholders and, therefore, no provision for current or deferred income taxes was required. Upon a change in tax status to a C corporation, the Company is responsible for paying income taxes and accordingly follows the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under Statement No. 109, the liability method is used in accounting for income taxes whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates. For federal and state income tax purposes, a net deferred income tax liability and provision for income taxes of $761 was established effective May 1, 1993 to give effect to the Company's change in tax status.

  Stock Compensation

     The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and intends to continue to do so.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, most significantly accounts receivable and deferred revenue, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, the result of which could have a material effect on the financial statements.

                         Q CLUBS INC. AND SUBSIDIARIES

  Advertising

     The Company expenses advertising costs as incurred. Advertising expense is as follows:


                YEAR ENDED                                            AMOUNT
                ----------------------------------------------------  ------
                1993................................................  $  892
                1994................................................   2,307
                1995................................................   3,577
                Three months ended March 31, 1996 (unaudited).......   1,265



3.  INSTALLMENT CONTRACTS RECEIVABLE



     At December 31, 1994 and 1995, installment contract receivables from members consist of the following:



                                                           1994        1995
                                                          -------     -------      MARCH 31,
                                                                                     1996
                                                                                  -----------
                                                                                  (UNAUDITED)
    Current:
      Installment contracts receivable, gross...........  $11,500     $20,664       $25,922
      Less:
         Unearned finance charges.......................    1,486       2,023         2,634
         Allowance for cancellations and doubtful
           accounts.....................................    2,243       4,410         5,374
                                                          -------     -------       -------
                                                          $ 7,771     $14,231       $17,914
                                                          =======     =======       =======



                                                                                   MARCH 31,
                                                                                     1996
                                                           1994        1995       -----------
                                                          -------     -------     (UNAUDITED)
    Long-term:
      Installment contracts receivable, gross...........  $14,142     $20,473       $27,695
      Less:
         Unearned finance charges.......................    1,325       2,078         2,938
         Allowance for cancellations and doubtful
           accounts.....................................    2,563       4,217         5,546
                                                          -------     -------       -------
                                                          $10,254     $14,178       $19,211
                                                          =======     =======       =======



     The carrying amount of the installment contracts receivable at December 31, 1994 and 1995 and March 31, 1996 (unaudited) approximates fair value based on a discounted cash flow analysis.


4.  ACCRUED LIABILITIES

     At December 31, 1994 and 1995, accrued liabilities consist of the following:


                                                           1994        1995
                                                          -------     -------      MARCH 31,
                                                                                     1996
                                                                                  -----------
                                                                                  (UNAUDITED)
    Payroll and benefit-related liabilities.............  $   667     $ 1,216       $ 2,060
    Interest............................................      149         656           468
    Taxes, other than income taxes......................      584       1,452           937
    Other...............................................      481         962         1,756
                                                           ------      ------        ------
                                                          $ 1,881     $ 4,286       $ 5,221
                                                           ======      ======        ======

                         Q CLUBS INC. AND SUBSIDIARIES

5.  FINANCING ARRANGEMENTS


     The Company has a revolving line of credit with a finance company which provides for maximum borrowings of $4,000, limited to 50% of the eligible receivables, as defined, and expires in December 1996. The line of credit is secured by accounts receivable of four of the Company's health clubs ($11,130 at December 31, 1995) and bears interest at 13%. At December 31, 1995 and 1994, the amount borrowed under this agreement was $2,000 and $500, respectively ($1,100 at March 31, 1996, unaudited). At the Company's option, any balance due can be converted into a three-year term loan which bears interest at the prime rate plus 4.5%. The Company pays a standby fee of 3% per annum on the unused portion of the line of credit. There is $2,000 in available borrowings at December 31, 1995. The weighted average interest rates for 1994 and 1995 were 12.4% and 13.2%, respectively.


     In December 1994, the Company purchased land with $1,350 of the purchase price evidenced by a promissory note. The note together with interest at 8.5% was fully paid in June 1995.

     At December 31, 1994 and 1995, long-term debt consists of the following:


     Long-term notes payable to a bank ($17,178 and $22,378 outstanding at December 31, 1994 and 1995, respectively; $18,257 outstanding at March 31, 1996, unaudited) represent amounts borrowed under a $24,000 revolving loan agreement for the construction of health and fitness clubs which matures in November 1997, and has the following terms:



     - Total borrowings under this loan agreement are limited to the lesser of the margined value of the collateral, as defined, or $24,000. There is $6,446 and $470 in available borrowings at December 31, 1994 and 1995, respectively ($1,134 at March 31, 1996, unaudited).



     - The loan requires monthly payments of interest at the prime rate (8.5% at December 31, 1995; 8.25% at March 31, 1996, unaudited) plus 2.25% along with a disbursement fee of 0.5% of the amount of each advance. In addition, a commitment fee of 0.125% of the unused portion of the loan is payable quarterly.


     - The Company's bank debt is secured by substantially all of its assets and is guaranteed by an officer/shareholder, and certain assets of the officer/shareholder are pledged as collateral.

     - Under the terms of the agreement as amended, among other things, the Company is required to maintain certain financial ratios, maintain certain levels of tangible net worth, as defined, and payment of any dividends, amount of capital expenditures, debt and capital lease obligations are restricted.


     Standby letters of credit have been issued against the collateral limit in the amount of $376 and $1,152 at December 31, 1994 and 1995, respectively ($753 at March 31, 1996, unaudited; no letters of credit have been presented for payment at either December 31, 1994 or 1995).



     In December 1993, the Company issued $15,000 in 10% senior subordinated notes ($16,050 and $16,138 outstanding at December 31, 1994 and 1995, respectively, including interest accrued; $16,160 at March 31, 1996, unaudited) which are due in December 2000 with detachable warrants (see Note 8). Of the proceeds, $618 was allocated to the warrants reflecting their estimated fair value at the date issued. Interest was accrued on the notes through December 31, 1994 and is payable quarterly, thereafter. This facility contains covenant requirements similar to those under the notes payable to a bank described above.



     The $2,000 subordinated note payable to shareholder bears interest at the prime rate plus 0.5%, is unsecured and matures in January 2001. At the Company's option, if certain financial measurements are met, this note may be paid earlier than 2001. In the event of an initial public offering of Common Stock, the Company plans to repay this note.

                         Q CLUBS INC. AND SUBSIDIARIES

     In January 1996, the Company entered into an agreement with a finance company providing for a term loan of $15 million, with an initial advance of $13.5 million. The loan requires monthly payments of interest at 9.26% and principal based on a 12-year amortization period, with the remaining principal due in February 2001. The loan is secured by first priority mortgages on five of the Company's clubs and contains certain financial covenants similar to those described above. The proceeds of the loan were used to pay down long-term notes payable at December 31, 1995. The Company has $4,186 and $7,418 million outstanding in construction payables at December 31, 1994 and 1995. Since management subsequently refinanced these payables on a long-term basis, they have been classified as long-term obligations.


     Future maturities of the long-term obligations (other than lease obligations) are as follows:


                                                                      MARCH 31, 1996
                                                  DECEMBER 31, 1995   --------------
                                                  -----------------   (UNAUDITED)
                1997............................       $29,796           $  2,396
                1998............................                           22,448
                1999............................                            1,775
                2000............................        16,138             19,543
                Thereafter......................         2,000             10,383
                                                       -------            -------
                                                       $47,934           $ 56,545
                                                       =======            =======


6.  LEASE OBLIGATIONS

  Equipment Capital Leases

     The Company leases certain exercise and office equipment that have been capitalized and are included in property and equipment as follows:

                                                                       DECEMBER 31
                                                                   -------------------
                                                                    1994        1995
                                                                   -------     -------
        Exercise and office equipment............................  $ 7,704     $10,651
        Accumulated amortization.................................   (1,329)     (2,253)
                                                                   --------    -------
                                                                   $ 6,375     $ 8,398
                                                                   ========    =======

  Operating Leases Commitments

     The Company operates four of its clubs from leased locations. The Company completed the sale/leaseback of one club in 1993, two clubs in 1994 and one club in 1995 with any gain or loss deferred and recognized over the term of the lease agreement. The initial terms of the leases under the sale/leaseback agreements range from 18 to 25 years. The leases contain renewal options ranging from 2 to 4 years, escalation clauses, and contingent rents. Certain leases also contain covenants related to maintenance of certain financial ratios, as defined. In February 1996, the Company entered into another sale/leaseback transaction for one of its clubs with terms and conditions similar to those described above.

     The Company has operating leases for land associated with two of its clubs. The initial lease terms are for 15 and 30 years, with renewal options ranging from 3 to 4 years. One lease includes contingent rentals based on club revenues. The Company also has operating leases for certain equipment for terms of 3 to 4 years.

                         Q CLUBS INC. AND SUBSIDIARIES

     At December 31, 1995, future minimum lease payments are as follows:

                                                                 EQUIPMENT        OPERATING
                                                               CAPITAL LEASES      LEASES
                                                               --------------     ---------
        1996.................................................      $2,301          $ 5,298
        1997.................................................       1,980            5,297
        1998.................................................       1,217            5,263
        1999.................................................         808            4,731
        2000.................................................                        3,839
        Thereafter...........................................                       68,023
                                                                     ----            -----
        Total future minimum lease payments..................       6,306          $92,451
                                                                                     =====
        Less amounts representing interest...................       1,056
                                                                     ----
        Present value of future minimum lease payments.......       5,250
        Less current maturities..............................       1,771
                                                                     ----
                                                                   $3,479
                                                                     ====


     Rent expense in 1993, 1994 and 1995 was $328, $771 and $3,293, respectively ($818 for the three months ended March 31, 1996, unaudited).


7.  INCOME TAXES

     The Company's provision for income taxes consists of the following:


                                                                                   MARCH 31,
                                                                                     1996
                                                       1993     1994     1995     -----------
                                                       ----     ----     ----     (UNAUDITED)
    Deferred federal income taxes....................  $895     $312     $ 55        $ 782
    Deferred state income taxes......................   100       71      (32)         106
                                                        ---      ---      ---         ----
    Total deferred income taxes......................   995      383       23          888
    State income taxes -- current....................                      55           22
                                                        ---      ---      ---         ----
    Total provision for income taxes.................  $995     $383     $ 78        $ 910
                                                        ===      ===      ===         ====


     The $995 income tax provision for 1993 includes $761 related to the cumulative effect of changing from an S to a C corporation and $234 for taxes related to the period from May 1, 1993 to December 31, 1993.

                         Q CLUBS INC. AND SUBSIDIARIES

     Deferred income taxes are provided to reflect the tax effects of temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 1994 and 1995 are as follows:


                                                                                   MARCH 31,
                                                                                     1996
                                                             1994       1995      -----------
                                                            ------     ------     (UNAUDITED)
    Deferred tax liabilities:
      Tax depreciation in excess of financial
         depreciation.....................................  $1,116     $1,329       $ 1,852
      Membership revenue deferred for tax reporting, net
         of related expenses..............................   3,052      4,531         5,920
      Other items, net....................................     456        572           596
                                                            ------     ------
    Deferred tax liabilities..............................   4,624      6,432         8,368
    Deferred tax assets:
      Federal and state net operating loss carryover......   2,807      4,541         5,456
      Other items, net....................................     439        490           601
                                                            ------     ------
    Deferred tax assets...................................   3,246      5,031         6,057
                                                            ------     ------
    NET DEFERRED TAX LIABILITIES..........................  $1,378     $1,401       $ 2,311
                                                            ======     ======


     A reconciliation of income taxes computed at the U.S. federal statutory rate to the provision for income taxes is as follows:


                                                                                   MARCH 31,
                                                                                     1996
                                                       1993      1994     1995    -----------
                                                       -----     ----     ---     (UNAUDITED)
    Tax at statutory rate............................  $ 387     $326     $69        $ 778
    State income taxes, net of federal income tax
      benefits.......................................     53       47      14          137
    Taxes at statutory rate attributable to earnings
      prior to becoming a C corporation..............   (206)
    Effect of conversion from S to C corporation
      status.........................................    761
    Other items, net.................................              10      (5)          (5)
                                                        ----     ----     ---
    PROVISION FOR INCOME TAXES.......................  $ 995     $383     $78        $ 910
                                                        ====     ====     ===



     For federal income tax purposes the Company has a net operating loss carryover of $11,076 at December 31, 1995 ($13,308 at March 31, 1996,
unaudited). The unused net operating losses can be carried forward for fifteen years as follows:



EXPIRATION                                               AMOUNT
- ----------                                               -------
  2008.................................................  $ 1,352
  2009.................................................    5,495
  2010.................................................    4,229
  2011.................................................    2,232
                                                         -------
                                                         $13,308
                                                         =======



     Under the provisions of Section 382 of the Internal Revenue Code, upon a change in ownership, the utilization of net operating loss carryovers may be limited for tax years after the change in ownership. However, the Company believes that even with the application of Section 382, it will be able to fully utilize its net operating loss carryovers of $11,076 at December 31, 1995 ($13,308 at March 31, 1996, unaudited) and that the section 382 limitation will not have a material adverse effect upon the Company.


     State income taxes of $88 were paid in 1995.

                         Q CLUBS INC. AND SUBSIDIARIES

8.  CAPITALIZATION

     During 1993, the Company authorized 48,310 and issued for net cash proceeds of $4,214, 44,928 shares of Series A Preferred Stock which are convertible into 882,909 shares of common stock. All shares of the Series A Preferred Stock have voting rights equal to shares of Common Stock along with a special class vote on transactions affecting the Company's capitalization. Series A Preferred Stock is redeemable at the shareholder's option at the greater of the liquidation value or the fair market value, as defined, upon the earlier of a qualified public offering or October 31, 2000 through December 31, 2000. Redemptions are prohibited while the 10% senior subordinated notes are outstanding. The Series A Preferred Stock have a dividend rate of $8.28 per share, when and as declared, and dividends not paid are cumulative.


     In May 1995, the Company authorized and issued 69,397 shares of Series B Preferred Stock for net cash proceeds of $21,948. The shares are convertible into 1,363,766 shares of Common Stock. The Series B Preferred Stock has a dividend rate of 6% per share, when and as declared, and dividends not paid are cumulative. Other terms of the Series B Preferred Stock parallel those of the Series A Preferred Stock. (See Note 12)



     Effective upon the closing of an initial public offering at or above a specified price per common share, all outstanding Series A and B Preferred Stock will be automatically converted, according to their terms, into common stock and cumulative dividends in arrears of $1,840 at December 31, 1995 ($620 at December 31, 1994 and $2,279 at March 31, 1996, unaudited) will be paid in the form of cash or Common Stock at the Company's option.



     In connection with the 10% senior subordinated notes (see Note 5), the Company issued detachable stock warrants to purchase 726,679 shares of Common Stock at $.01 per share, which expire in December 2013. Upon the earlier of October 31, 2000 or events creating a change of control of the Company, warrantholders, as defined, have the right to sell all or part of their warrants or "warrant shares" to the Company at the fair market value of a share of Common Stock. Such rights expire upon the closing of an initial public offering. In 1994, a portion of the warrants were exercised for the purchase of 145,344 shares of Common Stock.


     In connection with the lease of a health club in 1993, the Company issued a warrant to the lessor to purchase 58,130 shares of Common Stock at $5.27 per share increasing 3%, annually, which expires on July 16, 2004. The Company is required to redeem the warrant at the option of the holder, as defined, during the period commencing December 31, 2000 and continuing through July 16, 2004.


     Common shares are reserved for the following:



                                                               DECEMBER 31,
                                                                   1995
                                                               ------------     MARCH 31,
                                                                                  1996
                                                                                ---------
                                                                                (UNAUDITED)
    Conversion of Series A and B Preferred Stock.............    2,246,675      2,246,675
    Stock dividend issuable on Series A Preferred Stock......       69,862        76,394
    Warrants to purchase Common Stock........................      639,465       639,465
    Stock Option Plan........................................      191,211       191,211
                                                                 ---------
                                                                 3,147,213      3,153,745
                                                                 =========


9.  STOCK OPTIONS AND AWARDS

     In December 1993, the Company issued stock awards of 235,819 shares of Common Stock at $.01 per share, which vest over a four-year period, to certain members of management. Compensation expense from the vesting of the stock awards of $72, $54 and $54 was recognized in 1993, 1994 and 1995, respectively.

                         Q CLUBS INC. AND SUBSIDIARIES

     In 1994, the Company's Board of Directors approved an employee stock option plan. The plan, among other things, allows for the grant of incentive stock options to key employees for up to 5% of the Company's authorized Common Stock.

                                                                        OPTIONS OUTSTANDING
                                                                       ----------------------
                                                          SHARES                     PRICE
                                                         AVAILABLE                    PER
                                                         FOR GRANT     SHARES        SHARE
                                                         ---------     -------     ----------
    Authorized.........................................    191,211
    Granted............................................    (29,477)     29,477       $1.49
                                                         ---------     -------     ----------
    Balance at December 31, 1994.......................    161,734      29,477        1.49
    Granted............................................   (138,053)    138,053     1.27-2.20
    Canceled...........................................      5,895      (5,899)       1.49
                                                         ---------     -------     ----------
    Balance at December 31, 1995.......................     29,576     161,631     $1.27-2.20
                                                         =========     =======     ==========

     Options vest over a four-year period and at December 31, 1995, options for 5,895 shares of Common Stock are exercisable. The weighted average exercise price of the options outstanding is $1.52 at December 31, 1995.

10.  DEFINED CONTRIBUTION PLAN

     In January 1995, the Company formed a 401(k) plan for all employees who meet certain age and service requirements. Participants may contribute between 2% and 15% of their salary. The Company at its discretion, may make contributions to the plan. There were no Company contributions made in 1995.

11.  CONTINGENCIES

     The Company is from time to time involved in various legal and other proceedings that relate to the ordinary course of operating its business, including, but not limited to: employment-related actions, construction liens, and workers' compensation claims. While the Company is unable to predict the outcome of the current proceedings, based upon the facts currently known to it, the Company does not believe that resolution of these proceedings will have a material adverse effect on the operations of the Company.


12.  SUBSEQUENT EVENT



     All share and per share data in the accompanying financial statements have been adjusted retroactively to give effect to the 19.65165-for-one stock split
on           ,   1996.



13.  SUBSEQUENT EVENTS--UNAUDITED


PRO FORMA INFORMATION


     The pro forma balance sheet at March 31, 1996 reflects the assumed conversion of all outstanding shares of Series A Preferred Stock into 882,909 shares of Common Stock on a one-for-one basis and Series B Preferred Stock into 1,880,644 shares of Common Stock on a 1.379 for one basis, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, a $2.3 million accrued cash dividend on the Series B Preferred Stock (to be paid immediately subsequent to the completion of the offering), and the issuance of 581,335 shares of Common Stock upon the exercise of all but 58,130 of the warrants outstanding at March 31, 1996.



     Prior to the consummation of the initial public offering, the Company intends to seek stockholder approval for a 19.65165-for-one stock split of its Common Stock. The split will be effected immediately prior to the consummation of an initial public offering expected in May 1996. Upon completion of an initial public

                         Q CLUBS INC. AND SUBSIDIARIES
offering, the Company will increase the authorized number of shares under the stock option plan by 350,000 shares, and will revise the number of authorized shares of Common Stock to 25,000,000 shares and the number of authorized shares of Preferred Stock to 2,500,000 shares. All share, pro forma share and per share information in the accompanying financial statements and conversion ratios of the Series A and B Preferred Stock, Common Stock, and stock options have been adjusted retroactively to reflect the split.


     The Company is seeking the approval of its Series B Preferred Stockholders to change the conversion ratio of outstanding Series B Preferred Stock to range between a 1.379-to-one basis, or 1,880,644 shares of Common Stock and a 1.4634-to-one basis, or 1,995,735 shares of Common Stock (to be based on the initial public offering price). The agreement also proposes to increase the dividend rate retroactively from 6% to 8%, which would increase accrued dividends at December 31, 1995 from $848 to $1,135.



     Pro forma net income per common share is computed using the pro forma weighted average number of common shares outstanding. These shares include common shares outstanding, common shares to be issued upon the conversion of outstanding Series A and Series B Preferred Stock, the issuance of 81,639 shares of Common Stock for the payment of stock dividends on the Series A Preferred Stock, 167,651 shares of Common Stock that would be required to be issued to fund the $2.3 million cash dividend on the Series B Preferred Stock (using $14.00 per share, the mid-point of the assumed initial public offering range), the exercise of all but 58,130 of the outstanding warrants to purchase Common Stock and Common Stock equivalents underlying all outstanding stock options and 58,130 of the outstanding warrants (using the treasury stock method). All shares have been effected by the 19.65165-for-one split of Common Stock.



INTERIM FINANCIAL INFORMATION



     The consolidated balance sheet as of March 31, 1996, the related consolidated statements of income and cash flows for the three months ended March 31, 1995 and 1996, and the consolidated statements' of Redeemable Convertible Preferred Stock and Shareholders' Equity equity for the three months ended June 30, 1996 (interim financial statements) have been prepared by the Company and are unaudited. The interim financial statements include all adjustments, consisting of only normal recurring adjustments necessary for a fair statement of the results of the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial statements. The interim financial statements should be read in conjunction with the Company's December 31, 1995 audited consolidated financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

                              Q THE SPORTS CLUB

                                    AUSTIN
                     10616 Research Blvd. (515) 794-9151

                            DALLAS/FORT WORTH AREA
                  Bedford, 2100 Plaza Parkway (817) 545-4900
                Mesquite, 3600 Emporium Circle (214) 285-8600
               Arlington, 1131 W. Arbrook Blvd. (817) 465-2600
                   Plano, 4600 W. Park Blvd. (214) 612-6960
               Richardson, 1375 E. Campbell Rd. (214) 644-4888
                              UNDER DEVELOPMENT:
                              ------------------
                                    HULEN
                                 N. ARLINGTON

                                 HOUSTON AREA
                 Houston, 1550 Post Oak Blvd. (713) 840-1436
                 Houston, 7300 W. Greens Road (713) 894-6151
                Houston, 10707 Westheimer Road (713) 977-0057
              Sugar Land, 14111 Southwest Freeway (713) 565-3355

                                 JACKSONVILLE
                  Orange Park, 1731 Wells Rd. (904) 269-3222

                                  LAS VEGAS
                     601 S. Rainbow Blvd. (702) 258-7080
                      ANOTHER LOCATION UNDER DEVELOPMENT

                                   MEMPHIS
                      1285 Ridgeway Road (901) 763-3265

                                 PHOENIX AREA
                Phoenix, 3233 E. Camelback Rd. (602) 224-9394
              Scottsdale, 13220 N. Scottsdale Rd. (602) 951-8883
                   Tempe, 2145 Baseline Rd. (602) 831-2200

                              UNDER DEVELOPMENT:
                              ------------------
                                 DENVER AREA
                                    AURORA
                                    DENVER

                          MIAMI/FT. LAUDERDALE AREA
                                CORAL SPRINGS
                                  PLANTATION
                                CYPRESS CREEK
                                PEMBROOK PINES


[A MAP OF THE UNITED STATES, DEPICTING SITES OF EXISTING CLUBS AND CLUBS UNDER
                                 DEVELOPMENT]

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVES, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   11
Dividend Policy.......................   11
Capitalization........................   12
Dilution..............................   13
Selected Consolidated Financial
  Data................................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   24
Management............................   34
Executive Compensation................   37
Principal Stockholders................   41
Certain Transactions..................   42
Description of Capital Stock..........   43
Shares Eligible for Future Sale.......   46
Underwriting..........................   48
Legal Matters.........................   49
Experts...............................   49
Additional Information................   49
Index to Consolidated Financial
  Statements..........................  F-1


                            ------------------------
  UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                2,000,000 SHARES

                                      LOGO

                                  Q CLUBS INC.

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                         MORGAN KEEGAN & COMPANY, INC.

                         RAUSCHER PIERCE REFSNES, INC.

                                        , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the expenses and costs to be incurred by the Company in connection with the issuance and distribution of the Common Stock being registered hereby, other than underwriting discounts and commissions.


        Securities and Exchange Commission registration fee...............  $ 11,897
        National Association of Securities Dealers, Inc. filing fee.......     3,950
        Transfer Agent and Registrar's fees...............................    20,000
        Nasdaq National Market application fee............................    42,685
        Accounting fees and expenses......................................   150,000
        Printing costs....................................................   125,000
        Legal fees and expenses (not including Blue Sky)..................   200,000
        Blue Sky fees and expenses........................................    10,000
        Miscellaneous expenses............................................   136,468
                                                                            --------
                  Total...................................................  $700,000
                                                                            ========


     All of the foregoing, except the Commission registration fee and the NASD filing fee, are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Seventh of the Company's Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1(i) to this Registration Statement), provides for the indemnification of the Company's Directors and officers to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"). In addition, the Company's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to this Registration Statement), which will become effective immediately prior to the completion of the offering, will likewise provide for the indemnification of the Company's Directors and officers to the full extent permitted by the DGCL.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that any indemnification under subsections (a) and
(b) of Section 145 (unless ordered by a court) will be made by a corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145; that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it is ultimately determined that he is not entitled to be indemnified by the corporation; that indemnification provided for by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     The Company has entered into indemnity agreements ("Indemnity Agreements") with its current Directors and expects to enter into similar agreements with any Director elected or appointed in the future at the time of their election or appointment upon the approval of the Board of Directors of the Company. Pursuant to the Indemnity Agreements, the Company has agreed, among other things, to indemnify its Directors against certain liabilities. A copy of the form of Indemnity Agreement is included herein as Exhibit 10.11 to this Registration Statement.

     Reference is made to Section   of the Underwriting Agreement (Exhibit 1.1
to this Registration Statement) which provides for indemnification of the Company's Directors and officers by the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     No securities of the Company that were not registered under the Securities Act have been issued or sold by the Company since its incorporation in April 1993, except as follows:

          (1) In connection with its initial capitalization in May 1993, the Company issued 88,000 shares of Common Stock to Frank M. Leonesio in exchange for all of his outstanding capital stock of SFCA, an Ohio corporation.

          (2) On May 3, 1993, the Company issued and sold an aggregate of 44,928 shares of its Series A Preferred Stock to four sophisticated investors for an aggregate purchase price of $4,650,000.

          (3) On July 16, 1993, the Company issued a warrant to purchase up to 2,958 shares of its Common Stock at an initial exercise price of $103.49 per share to SFC (TN) QRS 11-21, Inc., a Tennessee corporation, in connection with the sale and leaseback of certain real property owned by a wholly-owned subsidiary of the Company.

          (4) On December 8, 1993, the Company issued an aggregate of 12,000 restricted shares of its Common Stock to certain of its executive officers for an aggregate consideration equal to $120.00. Such shares are subject to repurchase by the Company until fully vested, which will occur on December 8, 1997.

          (5) On December 28, 1993, the Company issued in the aggregate principal amount of $15.0 million its 10% Notes to a group of five sophisticated investors (the "Investors"). In connection with its sale of the 10% Notes, the Company also issued warrants that expire in December 2013 to the Investors to purchase up to an aggregate of 36,978 shares of its Common Stock at an exercise price of $.01 per share. The Company issued an aggregate of 7,396 shares of its Common Stock to certain of the Investors upon the exercise of their warrants. The exercise price of the warrants was $.01 per share, resulting in aggregate proceeds of $73.96 to the Company.

     (6) On May 16, 1995, the Company issued and sold an aggregate of 69,397 shares of its Class B Preferred Stock to nine sophisticated investors for an aggregate purchase price of $22,250,066.

     Registration under the Securities Act was not effected with respect to the transactions described above in paragraphs (1) through (3), (5) and (6) in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Sales of Common Stock to management as described above in paragraph (4) were deemed to be exempt by virtue of Rule 701 promulgated under the Securities Act, in that they were offered and sold pursuant to a written contract relating to compensation.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS. The following Exhibits are filed herewith and made a part hereof:


  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
- -----------    --------------------------------------------------------------------------------
 ***1.1        -- Form of Underwriting Agreement.
   *3.1(i)     -- Certificate of Incorporation of the Company, as amended.
   *   (ii)    -- By-Laws of the Company, as amended.
 ***3.2(i)     -- Form of Amendment to Certificate of Incorporation of the Company.
 ***3.3(i)     -- Form of Restated Certificate of Incorporation of the Company.
 ***3.3(ii)    -- Form of Restated By-Laws of the Company.
 ***4.1        -- Specimen certificate for the Common Stock, par value $.01 per share, of the
                  Company.
   *4.2        -- Note and Warrant Purchase Agreement, dated December 28, 1993, between the
                  Company and the purchasers named therein (together with the form of the 10%
                  Senior Subordinated Note).
   *4.3        -- First Amendment to Note and Warrant Purchase Agreement, dated October 14,
                  1994, between the Company and First Union Capital Partners.
   *4.4        -- Second Amendment to Note and Warrant Purchase Agreement, dated March 27,
                  1995, between the Company and First Union Capital Partners.
   *4.5        -- Third Amendment to Note and Warrant Purchase Agreement, dated May 9, 1995, between the Company and First Union Capital Partners.
   *4.6        -- Fourth Amendment to Note and Warrant Purchase Agreement, dated May 11, 1995, between the Company and First Union Capital Partners.
   *4.7        -- Second Amended and Restated Securityholders' Agreement, dated as of May 16,
                  1995, by and among the Company and the securityholders named therein.
   *4.8        -- Second Amended and Restated Registration Agreement, dated as of May 16, 1995, by and among the Company and the securityholders named therein.
   *4.9        -- Voting Agreement, dated December 28, 1993, by and among Richard A. Intorcio,
                  Stephen J. Currier and John J. Leonesio.
   *4.10       -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and Richard A. Intorcio.
   *4.11       -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and John J. Leonesio.
   *4.12       -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and Stephen J. Currier.
   *4.13       -- Warrant Agreement, dated December 28, 1993, by and among the Company and the
                  Warrantholders listed on Schedule I thereto.
   *4.14       -- First Amendment to Warrant Agreement, dated May 16, 1995, by and among the
                  Company and the warrantholders named therein.
   *4.15       -- Warrant, dated as of July 16, 1993, issued by the Company to SFC (TN) QRS
                  11-21, Inc.

  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
- -----------    --------------------------------------------------------------------------------
   *4.16       -- Amendment and Waiver to the Warrant, dated as of May 16, 1995, between the
                  Company and SFC (TN) QRS 11-21, Inc.
   *4.17       -- Second Amended and Restated Note of the Company to Frank and Melissa Anne
                  Leonesio, dated December 28, 1993.
   *4.18       -- Modification of Second Amended and Restated Note of the Company to Frank and
                  Melissa Anne Leonesio, dated May 16, 1995.
   *4.19       -- Preferred Stock Purchase Agreement, dated May 3, 1993, by and among the
                  Company and the investors named therein.
   *4.20       -- First Amendment to Preferred Stock Purchase Agreement, dated as of May 16,
                  1995, between the Company and the investors named therein.
   *4.21       -- Preferred Stock Purchase Agreement, dated May 16, 1995, between the Company and NationsBanc Capital Corp. and the purchasers listed on Schedule 2.1 thereto.
  **5.1        -- Form of opinion of Jones, Day, Reavis & Pogue as to the validity of the securities being offered.
  *10.1        -- 1994 Stock Option Plan.
  *10.2        -- Form of Incentive Stock Option Agreement.
  *10.3        -- Revolving Credit Agreement, dated October 6, 1994, by and between the Company and Mellon Bank, N.A. (together with the related loan documents).
  *10.4        -- Letter Amendment to Revolving Credit Agreement, dated March 31, 1995, by and between the Company and Mellon Bank, N.A.
  *10.5        -- Letter Amendment to Revolving Credit Agreement, dated May 10, 1995, by and between the Company and Mellon Bank, N.A.
  *10.6        -- Letter Amendment to Revolving Credit Agreement, dated January 23, 1996, by and between the Company and Mellon Bank, N.A.
  *10.7        -- Promissory Note, dated January 23, 1996, by the Company to Finova Capital
                  Corporation.
  *10.8        -- Loan and Security Agreement, dated January 23, 1996, by and between the
                  Company and Finova Capital Corporation.
  *10.9        -- Loan and Security Agreement, dated as of April 17, 1995, by and between
                  Sports & Fitness Clubs of America, Inc. and Fair Finance Co.
  *10.10       -- Guaranty Agreement, dated as of April 17, 1995, by and between the Company and Fair Finance Co.
  *10.11       -- Revolving Promissory Note, dated as of April 17, 1995, by and between Sports
                  & Fitness Clubs of America, Inc. and Fair Finance Co.
  *10.12       -- 1996 Bonus Plan for Senior and Selected Corporate Officers.
  *10.13       -- Guaranty and Suretyship Agreement, dated July 16, 1993, between the Company,
                  Sports & Fitness Clubs of America, Inc. and SFC (TN) QRS 11-21, Inc.
  *10.14       -- First Amendment to Guaranty and Suretyship Agreement, dated as of May 9,
                  1995, by and between the Company, Sports & Fitness Clubs of America, Inc. and
                  SFC (TN) QRS 11-21, Inc.
  *10.15       -- Second Amendment to Guaranty and Suretyship Agreement, dated as of May 15,
                  1995, by and between the Company, Sports & Fitness Clubs of America, Inc. and
                  SFC (TN) QRS 11-21, Inc.
  *10.16       -- Amended and Restated Agreement to Provide Guaranty, dated as of May 16, 1995, by and among the Company, Frank Leonesio and the investors named therein.
  *10.17       -- Guaranty and Suretyship Agreement, dated June 8, 1995, by and between the
                  Company and SFC (TX) QRS 12-7, Inc.
  *10.18       -- Form of Director Indemnity Agreement.
  *10.19       -- 401(k) Profit Sharing Plan.
 **11.1        -- Statement regarding computation of Pro Forma Net Income Per Share of Common
                  Stock and Pro Forma Net Income Per Share of Common Stock As Adjusted.

  EXHIBIT
  NUMBER                                   DESCRIPTION OF DOCUMENT
- -----------    --------------------------------------------------------------------------------
  *21.1        -- Subsidiaries of the Company.
 **23.1        -- Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1).
 **23.2        -- Consent of Ernst & Young LLP.
  *24.1        -- Power(s) of Attorney.
***99.1        -- Consent of Michael J. Horvitz.
***99.2        -- Consent of Nathan R. Light.


- ---------------

  * Previously filed.


 ** Filed herewith.


*** To be filed by Amendment.


     (B) FINANCIAL STATEMENT SCHEDULES

SCHEDULE
 NUMBER                 DESCRIPTION OF DOCUMENT
- ---------          ---------------------------------
   II              Valuation and Qualifying Accounts

     All other schedules have been omitted because they are not applicable, not required or the required information is included in the financial statements and notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Company has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on May 10, 1996.


                                          Q CLUBS INC.

                                          By: /s/ RICHARD A. INTORCIO

                                            ------------------------------------
                                            Richard A. Intorcio
                                            Senior Vice President,
                                            Controller and Treasurer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated and on the 10th day of May 1996.



             SIGNATURE                                TITLE                           DATE
- -----------------------------------  ----------------------------------------    ---------------
*                                    President, Chief Executive Officer and      May 10, 1996
- -----------------------------------  Director (Principal Executive Officer)
Frank M. Leonesio
*                                    Chief Financial Officer and Secretary       May 10, 1996
- -----------------------------------  (Principal Financial and Accounting
Thomas J. Klimback                   Officer)
*                                    Director                                    May 10, 1996
- -----------------------------------
Kenneth P. DeAngelis
*                                    Director                                    May 10, 1996
- -----------------------------------
Lloyd D. Ruth
*                                    Director                                    May 10, 1996
- -----------------------------------
Kevin J. Roche
*                                    Director                                    May 10, 1996
- -----------------------------------
J. Travis Hain


* The undersigned by signing his name hereto, does sign and execute this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

By: /s/ RICHARD A. INTORCIO

    ----------------------------------------------------------------
    Richard A. Intorcio, Attorney-in-Fact

                         REPORT OF INDEPENDENT AUDITORS


     We have audited the consolidated financial statements of Q Clubs Inc. (formerly Sports & Fitness Clubs, Inc.) and Subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated February 22, 1996 (except as to Note
12, as to which the date is May   , 1996), included elsewhere in this
Registration Statement. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Cleveland, Ohio

May 10, 1996



     The foregoing report is in the form that will be signed upon the completion of the 19.65165-for-one split of the Company's Common Stock as described in Note 12 to the consolidated financial statements.


                                            ERNST & YOUNG LLP

Cleveland, Ohio

May 10, 1996

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                         Q CLUBS INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                            COL. C
                                                           ADDITIONS
                                   COL. B       -------------------------------                      COL. E
                                 BALANCE AT     CHARGED TO       CHARGED TO          COL. D            BALANCE
             COL. A              BEGINNING       COSTS AND     OTHER ACCOUNTS      DEDUCTIONS         AT END OF
          DESCRIPTION            OF PERIOD       EXPENSES         DESCRIBE          DESCRIBE           PERIOD
- -------------------------------- ----------     -----------   -----------------   ------------       -----------
Three Months ended March 31,
  1996 (unaudited)
  Allowance for doubtful
    accounts receivable......... $8,627,000     $ 4,758,000          $ 0           $2,465,000(A)     $10,920,000
Year ended December 31, 1995
Deducted from assets accounts:
  Allowance for doubtful
    accounts receivable......... $4,806,000     $10,076,000          $ 0           $6,255,000(A)     $ 8,627,000
Year ended December 31, 1994
Deducted from assets accounts:
  Allowance for doubtful
    accounts receivable......... $2,352,000     $ 6,661,000          $ 0           $4,207,000(A)     $ 4,806,000
Year ended December 31, 1993
Deducted from assets accounts:
  Allowance for doubtful
    accounts receivable......... $1,901,000     $ 2,724,000          $ 0           $2,273,000(A)     $ 2,352,000


Note A -- Bad debts written off.

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
- -----------    ------------------------------------------------------------------    ------------
   ***1.1      -- Form of Underwriting Agreement. ...............................
     *3.1 (i)  -- Certificate of Incorporation of the Company, as amended. ......
      *   (ii) -- By-Laws of the Company, as amended. ...........................
   ***3.2 (i)  -- Form of Amendment to Certificate of Incorporation of the
                  Company. ......................................................
   ***3.3 (i)  -- Form of Restated Certificate of Incorporation of the
                  Company. ......................................................
   ***3.3 (ii) -- Form of Restated By-Laws of the Company. ......................
   ***4.1      -- Specimen certificate for the Common Stock, par value $.01 per share, of the Company. ........................................
     *4.2      -- Note and Warrant Purchase Agreement, dated December 28, 1993, between the Company and the purchasers named therein (together with the form of the 10% Senior Subordinated Note). ...........
     *4.3      -- First Amendment to Note and Warrant Purchase Agreement, dated
                  October 14, 1994, between the Company and First Union Capital
                  Partners. .....................................................
     *4.4      -- Second Amendment to Note and Warrant Purchase Agreement, dated
                  March 27, 1995, between the Company and First Union Capital
                  Partners. .....................................................
     *4.5      -- Third Amendment to Note and Warrant Purchase Agreement, dated
                  May 9, 1995, between the Company and First Union Capital
                  Partners. .....................................................
     *4.6      -- Fourth Amendment to Note and Warrant Purchase Agreement, dated
                  May 11, 1995, between the Company and First Union Capital
                  Partners. .....................................................
     *4.7      -- Second Amended and Restated Securityholders' Agreement, dated as of May 16, 1995, by and among the Company and the
                  securityholders named therein. ................................
     *4.8      -- Second Amended and Restated Registration Agreement, dated as of
                  May 16, 1995, by and among the Company and the securityholders named therein. ................................................
     *4.9      -- Voting Agreement, dated December 28, 1993, by and among Richard
                  A. Intorcio, Stephen J. Currier and John J. Leonesio. .........
     *4.10     -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and Richard A. Intorcio. ..................
     *4.11     -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and John J. Leonesio. .....................
     *4.12     -- Executive Stock Agreement, dated December 8, 1993, by and between the Company and Stephen J. Currier. ...................
     *4.13     -- Warrant Agreement, dated December 28, 1993, by and among the
                  Company and the Warrantholders listed on Schedule I
                  thereto. ......................................................
     *4.14     -- First Amendment to Warrant Agreement, dated May 16, 1995, by and among the Company and the warrantholders named therein. ...
     *4.15     -- Warrant, dated as of July 16, 1993, issued by the Company to
                  SFC (TN) QRS 11-21, Inc. ......................................
     *4.16     -- Amendment and Waiver to the Warrant, dated as of May 16, 1995, between the Company and SFC (TN) QRS 11-21, Inc. ..............

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
- -----------    ------------------------------------------------------------------    ------------
     *4.17     -- Second Amended and Restated Note of the Company to Frank and
                  Melissa Anne Leonesio, dated December 28, 1993. ...............
     *4.18     -- Modification of Second Amended and Restated Note of the Company
                  to Frank and Melissa Anne Leonesio, dated May 16, 1995. .......
     *4.19     -- Preferred Stock Purchase Agreement, dated May 3, 1993, by and among the Company and the investors named therein. ............
     *4.20     -- First Amendment to Preferred Stock Purchase Agreement, dated as of May 16, 1995, between the Company and the investors named therein. ......................................................
     *4.21     -- Preferred Stock Purchase Agreement, dated May 16, 1995, between the Company and NationsBanc Capital Corp. and the purchasers listed on Schedule 2.1 thereto. ...............................
    **5.1      -- Form of opinion of Jones, Day, Reavis & Pogue as to the validity of the securities being offered. .....................
    *10.1      -- 1994 Stock Option Plan. .......................................
    *10.2      -- Form of Incentive Stock Option Agreement. .....................
    *10.3      -- Revolving Credit Agreement, dated October 6, 1994, by and between the Company and Mellon Bank, N.A. (together with the related loan documents). ......................................
    *10.4      -- Letter Amendment to Revolving Credit Agreement, dated March 31,
                  1995, by and between the Company and Mellon Bank, N.A. ........
    *10.5      -- Letter Amendment to Revolving Credit Agreement, dated May 10,
                  1995, by and between the Company and Mellon Bank, N.A. ........
    *10.6      -- Letter Amendment to Revolving Credit Agreement, dated January
                  23, 1996, by and between the Company and Mellon Bank, N.A. ....
    *10.7      -- Promissory Note, dated January 23, 1996, by the Company to
                  Finova Capital Corporation. ...................................
    *10.8      -- Loan and Security Agreement, dated January 23, 1996, by and between the Company and Finova Capital Corporation. ...........
    *10.9      -- Loan and Security Agreement, dated as of April 17, 1995, by and between Sports & Fitness Clubs of America, Inc. and Fair
                  Finance Co. ...................................................
    *10.10     -- Guaranty Agreement, dated as of April 17, 1995, by and between the Company and Fair Finance Co. ..............................
    *10.11     -- Revolving Promissory Note, dated as of April 17, 1995, by and between Sports & Fitness Clubs of America, Inc. and Fair
                  Finance Co. ...................................................
    *10.12     -- 1996 Bonus Plan for Senior and Selected Corporate Officers. ...
    *10.13     -- Guaranty and Suretyship Agreement, dated July 16, 1993, between the Company, Sports & Fitness Clubs of America, Inc. and SFC
                  (TN) QRS 11-21, Inc. ..........................................
    *10.14     -- First Amendment to Guaranty and Suretyship Agreement, dated as of May 9, 1995, by and between the Company, Sports & Fitness
                  Clubs of America, Inc. and SFC (TN) QRS 11-21, Inc. ...........
    *10.15     -- Second Amendment to Guaranty and Suretyship Agreement, dated as of May 15, 1995, by and between the Company, Sports & Fitness
                  Clubs of America, Inc. and SFC (TN) QRS 11-21, Inc. ...........

                                                                                     SEQUENTIALLY
  EXHIBIT                                                                              NUMBERED
  NUMBER                                  DESCRIPTION                                    PAGE
- -----------    ------------------------------------------------------------------    ------------
    *10.16     -- Amended and Restated Agreement to Provide Guaranty, dated as of
                  May 16, 1995, by and among the Company, Frank Leonesio and the investors named therein. ......................................
    *10.17     -- Guaranty and Suretyship Agreement, dated June 8, 1995, by and between the Company and SFC (TX) QRS 12-7, Inc. ...............
    *10.18     -- Form of Director Indemnity Agreement. .........................
    *10.19     -- 401(k) Profit Sharing Plan. ...................................
   **11.1      -- Statement regarding computation of Pro Forma Net Income Per
                  Share of Common Stock and Pro Forma Net Income Per Share of
                  Common Stock As Adjusted. .....................................
    *21.1      -- Subsidiaries of the Company. ..................................
   **23.1      -- Consent of Jones, Day, Reavis & Pogue (included in Exhibit
                  5.1). .........................................................
   **23.2      -- Consent of Ernst & Young LLP. .................................
    *24.1      -- Power(s) of Attorney. .........................................
  ***99.1      -- Consent of Michael J. Horvitz. ................................
  ***99.2      -- Consent of Nathan R. Light. ...................................


- ---------------


  * Previously filed.



 ** Filed herewith.



*** To be filed by Amendment.